No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July 28, 2004, Honda Motor Co., Ltd. announced its intention to implement a tender offer for acquisition of its outstanding company stock, the resolution for which was resolved at the meeting of the Board of Directors held on July 28, 2004 in accordance with Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 2:

On July 28, 2004, Honda Motor Co., Ltd. announced its intention to retire the treasury stock, the resolution for which was resolved at the meeting of the Board of Directors held on July 28, 2004 in accordance with Article 212 of the Japanese Commercial Code.

Exhibit 3:

On August 24, 2004, Honda developed an environmentally friendly electric moped prototype designed for convenient city driving and commuting. (Ref. #M04-028)

Exhibit 4:

On August 24, 2004, Honda Motor Co., Ltd., developed a 50cc hybrid scooter prototype that offers reduced emissions, exceptional fuel economy, and ample storage space. (Ref. #M04-029)

Exhibit 5:

On August 24, 2004, Honda Motor Co., Ltd., developed a scooter powered by its light, compact fuel cell system, the Honda FC Stack. (Ref. #M04-030)

Exhibit 6:

On August 24, 2004, Honda Motor Co., Ltd., announced that it developed the world’s first Intelligent Night Vision System, which uses “far infrared” cameras to detect pedestrians in or approaching the vehicle’s path and provides the driver visual and audio cautions to help prevent accidents involving pedestrians. (Ref. #A04-031)

Exhibit 7:

On August 24, 2004, Honda Motor Co., Ltd. announced development of a pop-up hood system for pedestrian safety, which raises the engine hood in the event of a collision with a pedestrian to reduce the possibility of a serious impact to the pedestrian’s head region by providing added engine compartment clearance. (Ref. #A04-032)

Exhibit 8:

On August 26, 2004, Honda Motor Co., Ltd. announced production, domestic sales and export results for the month of July. (Ref #C04-058)

Exhibit 9:

Annual report for the fiscal year ended March 31, 2004 (which was mailed to ADR stockholders for the Company in August 2004).

Exhibit 10:

English summary of Honda Report to Stockholders No. 122, which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in August 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: September 13, 2004

July 28, 2004

Notice Regarding the Buyback of Company Stock

Tokyo, July 28, 2004— Honda Motor Co., Ltd. today announced its intention to implement a tender offer for acquisition of its outstanding company stock, the resolution for which was resolved as follows at the meeting of the Board of Directors held on July 28, 2004 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code:

1.	Reason for the Acquisition of Company Stock:

Mainly to improve capital efficiency.

2.	Details of the Acquisition:

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd

(2) Maximum number of shares to be acquired

7,500,000 shares

(Ratio to total shares of common stock issued and outstanding before retirement, which was announced separately today: 0.77%)

(3) Maximum amount of acquisition

30,000,000,000 yen

(4) Period of acquisition

From August 3, 2004 to October 15, 2004

July 28, 2004

Notice Regarding the Retirement of Treasury Stock

Tokyo, July 28, 2004— Honda Motor Co., Ltd. today announced its intention to retire the following treasury stock, the resolution for which was resolved as follows at the meeting of the Board of Directors held on July 28, 2004 in accordance with Article 212 of the Commercial Code:

(1) Type of shares to be retired

Common stock of Honda Motor Co., Ltd

(2) Number of shares to be retired

35,000,000 shares

(Ratio to total shares of common stock issued and outstanding before retirement: 3.59%)

(3) Scheduled date of retirement

August 23, 2004

Reference:

•	Total shares of common stock issued and outstanding after retirement 939,414,215 shares ref. #M04-028

Honda Announces Electric Moped Prototype

August 24, 2004—Honda has developed an environmentally friendly electric moped prototype designed for convenient city driving and commuting. One step closer to a production electric bike for the general public, the prototype could eventually lead to a mass-market vehicle.

With a length of 1,290 mm and weighing 44 kg, the Moped-EV is compact and light. Its nickel hydrogen battery, located inside an aluminum frame, is extremely light, dissipates heat efficiently, and, at 360 watt-hours, offers exceptionally long life. Powerful enough to climb a twelve-degree incline, the electric moped offers performance comparable to that of an internal combustion engine bike of the same class.

Unlike most other bikes, which employ a grip throttle, the Moped-EV features a two-stage lever throttle located beneath the right handlebar. Worked easily by the thumb, the lever throttle helps make riding easy even for less-experienced riders.

The Moped-EV features a unified module in the rear swing arm that integrates the motor with a controller, which regulates the driving functions and the discharge and recharging of electricity.

Honda has long conducted research into the development of next-generation power sources that reduce noxious emissions and help slow global warming. In 1994, Honda developed the CUV ES, an electric scooter leased to government institutions. Following in the tracks of that revolutionary vehicle, the Moped-EV is designed to offer quiet, clean riding both for commuting and recreational use.

Moped EV

Publicity materials for the Moped EV are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #M04-029

Honda Develops Hybrid Scooter Prototype

August 24, 2004—Honda has developed a 50cc hybrid scooter prototype that offers reduced emissions, exceptional fuel economy, and ample storage space. Employing both an internal combustion engine and an electric motor, the new prototype takes Honda one step closer to a mass-market hybrid scooter.

The new prototype features an alternating current generator (ACG) with an idle stop function and the Honda PGM-FI electronic fuel injection system. In addition to an electronically controlled belt converter and a range of Honda environmental technologies, the new scooter features a dual series and parallel hybrid powertrain with a direct rear-wheel drive electric motor. Thanks to a compact power system and a rechargeable nickel hydrogen battery located under the front cowl, the hybrid scooter is about the same size as the Dio Z4, a standard-size 50cc scooter, and is only 10 kg heavier.

The hybrid scooter’s internal combustion engine and direct rear-wheel-drive electric motor function in two distinct modes. In series mode, when riding on flat ground and when high output is not required, the engine alone powers the electric motor. In parallel mode, used during acceleration and when high output is required, the electric motor assists the engine. In parallel mode, an electronically controlled belt converter automatically selects the optimum assist ratio.

To make the most efficient use of energy, the hybrid system charges the battery during deceleration and whenever possible and utilizes this power when higher output is required. In addition, the scooter enters idle stop mode, when the scooter is stopped, and whenever power is not needed, during deceleration. These advanced features allow the hybrid scooter to achieve 1.6 times the fuel economy of the Dio Z4 (when riding on flat ground at 30 km/h) and to produce 37% less carbon dioxide.

Hybrid Scooter prototype

Publicity materials for the Hybrid Scooter prototype are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #M04-030

Honda Develops Fuel Cell Scooter Equipped with

Honda FC Stack

August 24, 2004—Building on its success with fuel cell automobile technology, Honda has developed a scooter powered by its light, compact fuel cell system, the Honda FC Stack.

Capable of starting at sub-freezing temperatures, the high-efficiency next-generation Honda FC Stack has been made even lighter and smaller, and redesigned for use in scooters. Honda has applied their expertise gained in the development of fuel cells for automobiles, and further miniaturized the system, optimizing it for application to scooters.

The new vehicle is based on a 125cc scooter of the kind popular with commuters worldwide. Space has been conserved by placing the electric drive system on the rear-wheel swing arm, and by placing the Honda FC Stack fuel cell in the center of the vehicle, with auxiliary systems compactly arranged around it. The result is a scooter comparable in size to an internal combustion engine vehicle of the same class.

Honda plans to continue refining the new vehicle’s design to make it even more light and compact, so that the fuel cell scooter achieves the same range and offers storage space comparable to internal combustion engine vehicles of its class.

Honda has long been involved in the development of fuel cell systems as next-generation powerplants, since they emit no noxious emissions and can help reduce the demand for fossil fuels and slow global warming. In December 2002, Honda delivered FCX fuel cell vehicles to customers in Japan and the United States—a world’s first. In October 2003, Honda announced the development of the Honda FC Stack, a next-generation fuel cell capable of starting at subfreezing temperatures. Honda plans to deliver the Honda FC Stack-equipped FCX in the second half of 2004 to customers in the United States, and in 2005 to customers in Japan.

Fuel Cell scooter

Publicity materials for the Fuel Cell Motorcycle are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #A04-031

Honda Develops World’s First Intelligent Night Vision System

Able to Detect Pedestrians and Provide Driver Cautions

—Available on Legend model to be released in Fall 2004—

August 24, 2004—Honda Motor Co., Ltd. announced today that it has developed the world’s first Intelligent Night Vision System, which uses “far infrared” cameras to detect pedestrians in or approaching the vehicle’s path and provides the driver visual and audio cautions to help prevent accidents involving pedestrians. The new system will be available on the Honda Legend to be released in Japan in fall 2004.

The Intelligent Night Vision System uses images obtained from two far infrared cameras positioned in the lower section of the front bumper to detect the position and movement of infrared heat-emitting objects and determine whether they are in or approaching the vehicle’s path. Based on size and shape, the system also determines if the detected object is a pedestrian. In addition to the conventional night vision function of giving the driver an enhanced view of the road ahead, the system is the world’s first to provide cautions that inform the driver of the presence of pedestrians that are on the road or about to cross the vehicle’s path.

Pedestrian fatalities make up approximately 30% of all traffic accident fatalities in Japan*. In its ongoing efforts to reach a better understanding of the kinematics of pedestrian accidents and to develop technologies to protect pedestrians, Honda developed the world’s first pedestrian dummy, POLAR I, in 1988. This was followed by POLAR II in 2000, which features an even more human-like structure and more points of measurement. Honda places a high priority on the development of new pedestrian safety technologies. Given that 70% of all pedestrian fatalities are said to occur at night, the independently developed Intelligent Night Vision System addresses a vital problem. Honda is committed to the further development of technologies designed to help prevent accidents involving pedestrians.

*	Source: ITARDA (Institute for Traffic Accident Research and Data Analysis) traffic statistics, 2003

Viewed with naked eye	Viewed with Intelligent Night Vision System

•	Intelligent Night Vision System configuration

•	Far infrared camera

The camera obtains a visual image based on the “far infrared” radiation emitted by humans and other objects. Because it uses far infrared radiation, it is capable of obtaining a viable image without the use of a light source, as is required by visible-light or “near infrared” cameras.

•	Heads-up display

The image is reflected in a mirror positioned on top of the dashboard, which retracts into the dashboard for daytime stowage.

•	Pedestrian detecting ECU

The ECU determines pedestrian position and motion based on the image from the cameras, along with vehicle speed and other vehicle information. The system detects pedestrians in or approaching the vehicle’s path, and provides caution to the driver via a visual enhancement frame around the pedestrian image and an audio caution.

•	Sensors

Headlight on/off information, windshield wiper setting, yaw rate, vehicle speed, ambient temperature.

•	Control system flow

Publicity materials for the Intelligent Night Vision System are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #A04-032

Honda Develops Pop-up Hood for Pedestrian Safety;

Reduces Impact to Pedestrians in the Event of a Collision

August 24, 2004—Honda Motor Co., Ltd. today announced development of a pop-up hood system for pedestrian safety, which raises the engine hood in the event of a collision with a pedestrian to reduce the possibility of a serious impact to the pedestrian’s head region by providing added engine compartment clearance.

The pop-up hood for pedestrian safety employs three sensors located inside the front bumper and a vehicle speed sensor to determine if an impact with a pedestrian has occurred, then signals an actuator to raise the rear portion of the engine hood approximately 10cm. This provides a space between the hood, the engine and other hard components to reduce pedestrian head injuries.

Use of the pop-up hood for pedestrian safety can cause an approximately 40% reduction* in HIC (Head Injury Criteria) values according to Honda’s internal research. This achieves a higher level of pedestrian safety performance even in models where design considerations make it difficult to provide ample clearance between the hood, the engine and other hard components.

*	Based on Honda in-house measurements using a head impactor device

Honda first introduced its Pedestrian Injury Reduction Body technologies with the HR-V in 1998, employing a body structure designed to reduce impact to the head, the area of many life-threatening injuries. With the release of the Civic in 2000, further measures were added to reduce harm to the legs—a common injury location. Impact-absorbing structures are employed in the engine hood, hood hinges, wiper pivots, front fenders, bumpers, and other components. Currently, most Honda automobiles feature the Pedestrian Injury Reduction Body technologies, with total sales of such models totaling more than 3 million vehicles in Japan.

Honda has long been involved in research into safety technologies based on real-world crash conditions. Particularly in the area of pedestrian-related accidents, Honda has taken the lead over other manufacturers, unveiling the world’s first pedestrian dummy, the POLAR I, in 1998, to help clarify the kinematics of accidents involving pedestrians and to support development of pedestrian protection technologies. This was followed in 2000 by the POLAR II, which features an even more human-like structure and is equipped with sensing devices at more key points of measurement. Honda is committed to the further development of technologies designed to help prevent accidents involving pedestrians.

Crash testing of the pop-up hood system for pedestrian safety using the POLAR II

Publicity materials for the pop-up hood for pedestrian safety are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.#C04-058

Honda Achieves Double-Digit Increase in Domestic Sales in July

August 26, 2004 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of July. Domestic sales for the month showed a double-digit increase for the first time since May 2002, due to strong sales of all-new models and existing models that underwent minor model changes.

Both domestic and overseas production increased in July by 14.8% and 10.7% respectively compared to the same month a year ago. Domestic production increased due primarily to strong domestic sales and overseas production increased due to a major increase in production in Asia. Production in Asia has achieved record monthly production volumes for three consecutive months.

Total domestic sales increased 17.7% in July – the first double-digit increase in 26 months. Strong sales of new models such as Edix and Elysion, as well as the Fit —which underwent a minor model change — contributed to this growth. Fit was Honda’s best selling car for the month with sales of 14,525 units, while Life also remained strong with sales of 13,696 units, a 47.1% increase from the same month last year. Sales of the new Odyssey increased 191.1% compared to the same month last year, on sales of 7,059 units. New models are being well received, with July sales of Elysion and Edix reaching 7,919 units and 3,471 units, respectively.

Total exports in July declined slightly by 1% compared to the same month last year. July exports to North America fell by 28.6% due to increased local production of the Accord and Civic models while exports to Europe increased by 49.4% due to high demand for the Accord, Accord diesel and Jazz models. The year-to-date total increased 4.3% compared to last year.

PRODUCTION, SALES, EXPORTS (July 2004)

PRODUCTION

	July		Annual Total - 2004
	Units	Vs.5/03	Units	Vs.2003
Domestic	115,481	+14.8%	720,574	+5.9%
Overseas (CBU only)	158,007	+10.7%	1,113,676	+4.8%

Worldwide Total	273,488	+12.3%	1,834,250	+5.2%

OVERSEAS PRODUCTION

	July		Year-to-Date Total (Jan - July 2004)
	Units	Vs.7/03	Units	Vs.2003
North America	95,841	+1.1%	711,887	-5.7%
(USA only)	62,319	-1.3%	467,881	-7.7%
Europe	14,177	-1.0%	113,810	+2.4%
Asia	43,222	+48.3%	247,095	+43.1%
Others	4,767	+5.7%	40,884	+71.4%

Overseas Total	158,007	+10.7%	1,113,676	+4.8%

SALES (JAPAN)
Vehicle type	July		Year-to-Date Total (Jan - July 2004)
	Units	Vs.7/03	Units	Vs.2003
Passenger Cars & Light Trucks	48,211	+19.2%	284,546	-4.2%
(Imports)	654	-67.5%	5,810	-57.5%
Mini Vehicles	21,828	+14.6%	155,549	+14.6%

Honda Brand Total	70,039	+17.7%	440,095	+1.7%

EXPORTS
	July		Year-to-Date Total (Jan - July 2004)
	Units	Vs.7/03	Units	Vs.2003
North America	15,062	-28.6%	138,211	-4.6%
(USA only)	13,764	-31.9%	126,037	-1.0%
Europe	13,467	+49.4%	81,773	+9.5%
Asia	1,598	+7.9%	9,992	-17.3%
Others	7,946	+15.7%	56,447	+31.4%

Total	38,073	-1.0%	286,423	+4.3%

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd.

Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

ANNUAL REPORT 2004

YEAR ENDED MARCH 31, 2004

Honda Motor Co., Ltd.

In October 2003, Honda announced the development of Honda FC Stack, a remarkably compact, next-generation fuel cell stack that delivers high performance, yet operates at temperatures as low as minus 20ºC. The photo shows the FCX fuel cell vehicle, equipped with the Honda FC Stack, undergoing performance tests on a public road in Furano, Hokkaido, Japan. During the tests, the FCX started up promptly and performed superbly in temperatures as low as minus 11ºC. In autumn 2004, Honda plans to start tests on public roads in the state of New York, U.S.A.

[COVER]

The FCX fuel cell vehicle features Honda’s original ultracapacitor, which enables the energy storage system to deliver excellent, highly efficient output, resulting in powerful, highly responsive performance. In the background is Honda’s solar-powered hydrogen fueling station, which was set up within the Los Angeles Center, of Honda R&D Americas, Inc. (HRA), in October 2003. The station features a Honda-made water electrolysis module—among the world’s most efficient—as well as next-generation thin-film solar panels (shown on rear right) made by Honda Engineering.

CONTENTS

1	Financial Highlights
2	To Our Shareholders
4	Review of Operations
4	Motorcycle Business
8	Automobile Business
13	Financial Services
14	Power Product & Other Businesses
15	Honda’s U.S. Automobile Operations
22	Environment and Safety
25	Corporate Governance
30	Risk Factors
32	Board of Directors and Corporate Auditors
34	Honda’s History
35	Financial Section
84	Corporate Information
86	Honda’s Stock Price and Trading Volume
87	Investor Information

CORPORATE PROFILE

Established in 1948, Honda Motor Co., Ltd., is one of today’s leading manufacturers of automobiles and the largest manufacturer of motorcycles in the world. The Company is recognized internationally for its expertise and leadership in developing and manufacturing a wide variety of products that incorporate Honda’s highly efficient internal combustion engine technologies, ranging from small general-purpose engines to specialty sports cars. Approximately 17.2 million Honda products were sold worldwide during the fiscal year ended March 31, 2004.

Throughout all of its operations—from product development and manufacture to sales—Honda maintains a commitment to materialize our company’s visions of “value creation”, “glocalization” and “commitment to the future” with the aim of sharing the joy with our customers worldwide, thus becoming a company that society wants to exist.

Seeking to maximize customer satisfaction levels, we work together with our numerous business partners to supply Honda products to countries worldwide. Integral in this effort is our global network of 441 subsidiaries and affiliates (317 consolidated subsidiaries, 21 non-consolidated subsidiaries and 103 affiliates).

This annual report contains the consolidated financial statements of Honda Motor Co., Ltd., and its subsidiaries, prepared for holders of Honda American and European shares. Please note that the financial statements appearing in the Notice of Convocation of the 80th Ordinary General Meeting of Stockholders, which was held in Tokyo, Japan, on June 23, 2004, were prepared on the basis of accounting principles generally accepted in Japan in accordance with the Japanese Commercial Code and related solely to Honda Motor Co., Ltd., and were not consolidated with those of its subsidiaries. On May 28, 2004, the original notice in the Japanese language was mailed to holders of Honda common stock in Japan and an English translation thereof was mailed to holders of Honda American shares.

CAUTION WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time.

FINANCIAL HIGHLIGHTS

Financial Data

Honda Motor Co., Ltd. and Subsidiaries Years ended or at March 31	Yen (millions except per share amounts)			U.S. dollars (millions except per share amounts)
	2002	2003	2004	2004
Net sales and other operating revenue	¥7,362,438	¥7,971,499	¥8,162,600	$77,232
Operating income*	661,202	724,527	600,144	5,678
Income before income taxes and equity in income of affiliates	551,342	609,755	641,927	6,073
Net income	362,707	426,662	464,338	4,393
Per common share (Basic)	372.23	439.43	486.91	4.61
Per American depositary share	186.11	219.71	243.45	2.30
Cash dividends paid during the period	24,360	30,176	33,541	317
Per common share	25	31	35	0.33
Per American depositary share	12.5	15.5	17.5	0.16
Stockholders’ equity	2,573,941	2,629,720	2,874,400	27,197
Per common share	2,641.55	2,734.69	3,054.90	28.90
Per American depositary share	1,320.77	1,367.34	1,527.45	14.45
Total assets	6,940,795	7,681,291	8,328,768	78,804
Depreciation	194,944	220,874	213,445	2,020
Capital expenditures	303,424	316,991	287,741	2,722
*	Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2004.

Operating Data

Years ended March 31	Motorcycle (thousands)			Automobile (thousands)			Power Products (thousands)
Unit Sales Breakdown	2002	2003	2004	2002	2003	2004	2002	2003	2004
Japan	404	432	403	878	849	716	409	472	477
North America	590	610	656	1,368	1,522	1,558	1,601	1,872	2,363
Europe	315	305	299	176	207	231	1,012	1,290	1,261
Asia	4,054	5,948	7,017	158	205	341	619	657	619
Other Regions	732	785	831	86	105	137	285	293	327

Total	6,095	8,080	9,206	2,666	2,888	2,983	3,926	4,584	5,047

Years ended March 31 Net Sales Breakdown	Motorcycle Business (Millions of yen)			Automobile Business (Millions of yen)			Financial Services (Millions of yen)			Power Products and Other Business (Millions of yen)
	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004
Japan	¥101,587	¥98,391	¥93,203	¥1,654,238	¥1,513,596	¥1,397,237	¥22,407	¥21,308	¥20,043	¥90,514	¥115,411	¥118,010
North America	348,832	329,073	322,213	3,529,560	3,926,848	3,900,755	175,871	210,903	212,522	93,664	101,102	107,440
Europe	172,378	175,736	182,400	336,844	420,292	516,108	3,628	5,548	7,448	50,702	60,385	64,154
Asia	175,608	222,955	242,370	260,234	397,156	532,552	—	199	899	34,994	25,216	25,790
Other Regions	149,495	151,940	156,104	148,866	182,202	245,372	—	—	1,784	13,016	13,238	16,196

Total	¥947,900	¥978,095	¥996,290	¥5,929,742	¥6,440,094	¥6,592,024	¥201,906	¥237,958	¥242,696	¥282,890	¥315,352	¥331,590

Throughout this annual report, the United States dollar amounts have been translated from Japanese yen solely for the convenience of the reader at the rate of ¥105.69=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2004.

YEAR IN REVIEW

In fiscal 2004, ended March 31, 2004, the U.S. economy showed signs of recovery, while Asian economies continued posting solid growth, especially in the latter half of the year. However, the economies of major European nations remained generally weak. Meanwhile, the Japanese economy, despite sluggish personal spending, moved into a moderate recovery mode, boosted by increased exports, capital expenditures and other factors.

During the year under review, Honda sold more than 9.21 million motorcycles, 2.98 million automobiles and 5.04 million power products, representing new records in each category. Consolidated net sales also reached a record high thanks to revenue gains in all business segments. Although operating income declined, primarily because of the effects of a weakening U.S. dollar, income before income taxes and equity in income of affiliates, as well as net income, all increased to record highs.

Since my appointment as president in June 2003, one of our main focuses has been to reinforce those characteristics that are distinctive of Honda. In short, we are now focused on “technology,” “quality” and “motivation.” “Technology” refers to the skills employed in each area of our operations, including R&D, manufacturing and sales. Our focus on “quality” includes not only products but also overall quality, including how individual jobs and operations are executed. “Motivation” means the pride and passion exhibited by all Honda associates. As a result of further honing our strengths in these areas, we successfully improved the effectiveness of our strategies for the year, resulting in improved financial performance in fiscal 2004.

Our basic philosophy is that by manufacturing products in areas close to the customer, we can address customer needs quicker and more flexibly and thus achieve operations of the highest efficiency and effectiveness. For instance, approximately 80% of all Honda automobiles sold in the United States are produced in North America. Meanwhile, Honda has operations in various regions of the world. By effectively utilizing our resources in those regions, we are promoting the “Made by Global Honda” strategy, which targets further increases in customer satisfaction by broadening our product lineup while maximizing production efficiency and cost-competitiveness.

In the year under review, we expanded our global network in a number of ways. For example, we established a parts subsidiary in Asia, which has started exporting to other parts of Asia as well as Europe. We also increased exports of automobiles from Europe to North America.

REDISTRIBUTION OF PROFITS TO OUR SHAREHOLDERS

Honda attempts to increase its corporate value by investing in R&D, which is essential for future growth, as well as through capital investments for business expansion. At the same time, we consider redistribution of profits to shareholders as one of our most important management issues. We will increase our annual dividend per common share by ¥10 to ¥42 for fiscal 2004 and plan to increase it by another ¥4, to ¥46 in fiscal 2005.

Between June 24, 2003 and May 11, 2004, we acquired 21.5 million shares of treasury stock, amounting to approximately ¥100 billion. This brings the total number of treasury shares acquired between June 25, 2002 and May 11, 2004 to 35.9 million, for a total purchase value of approximately ¥163 billion.

The Ordinary General Meeting of Stockholders, held on June 23, 2004, approved the addition of a new article to the Articles of Incorporation that allows the Company to acquire treasury stock, subject to a resolution of the Board of Directors. This will allow us to pursue more flexible capital strategies.

LOOKING AHEAD

Although the U.S. economy is expected to remain in recovery mode, we are concerned about a potential slowdown in personal spending there in the second half of 2004. Meanwhile, we anticipate that economies in Asia and elsewhere will show solid growth. Nevertheless, the business outlook remains difficult to predict, due to such uncertainties as the world political situation and currency exchange rates. In Japan, competition is expected to further intensify, due to languishing personal spending and other factors.

In response, Honda will further strengthen its commitment to technology, quality and motivation in an effort to bring joy to our customers and exceed their expectations. Also, while we make full use of the global network we have been establishing, we will further strengthen all areas of the company—R&D, product development, manufacturing, and sales & marketing—and we are applying a renewed focus on taking action “on the spot” and improving things at their very source.

Through these initiatives, we will reinforce our ability to swiftly and flexibly address changes in customer and societal needs and the business environment. Also, to improve the competitiveness of our products, we will strengthen our R&D and production capabilities and upgrade our sales capabilities. We will also further enhance product quality and target initiatives to improve safety and protect the environment.

Through these Company-wide activities, we will strive to materialize our Company’s visions of “value creation,” “glocalization,” and “commitment to the future” with the aim of sharing the joy with our customers world-wide, thus becoming a company that society wants to exist.

We look forward to the ongoing support of shareholders as we tackle the challenges of the future.

June 23, 2004

Takeo Fukui

President and Chief Executive Officer

S pacy 100 A four-stroke, 100cc scooter made by Wuyang–Honda Motors

(Guangzhou) of China and imported to Japan utilizing Honda’s global network.

UNIT SALES

Years ended March 31

	Thousands		% change
	2003	2004	(2004/2003)
Japan	432	403	(6.7)%
North America	610	656	7.5
Europe	305	299	(2.0)
Asia	5,948	7,017	18.0
Other Regions	785	831	5.9

Total	8,080	9,206	13.9%

NET SALES

Years ended March 31

	Millions of yen		% change
	2003	2004	(2004/2003)
Japan	¥98,391	¥93,203	(5.3)%
North America	329,073	322,213	(2.1)
Europe	175,736	182,400	3.8
Asia	222,955	242,370	8.7
Other Regions	151,940	156,104	2.7

Total	¥978,095	¥996,290	1.9%

FISCAL 2004 RESULTS

Unit sales of Honda motorcycles, all-terrain vehicles (ATVs) and personal watercraft (PWC), in fiscal 2004 posted a solid 13.9% increase, to 9,206,000 units. This was due mainly to outstanding performance in Asia, where we reported a significant jump in sales of finished products, as well as in motorcycle parts supplied to affiliates for mass production by the parent company and its subsidiaries. As a result, net sales advanced 1.9%, to ¥996.2 billion, despite a negative translation effect. Operating income fell 25.9%, to ¥42.4 billion, and the operating margin was 4.3%.

JAPAN

In Japan, unit sales declined 6.7%, to 403,000 units. Sales of mini-sized motorcycles (126cc – 250cc) were solid, supported by strong sales of scooters, as were second-class motor-driven cycles (51cc – 125cc), which benefited from robust demand from corporate users. However, sales of 50cc and smaller models slowed following the initial popularity of newly released, low-priced scooters and the generally declining demand in the second half of the year. Sales of small-sized motorcycles (over 250cc) also declined, due to falling demand.

With respect to mini-sized and small-sized motorcycle models, one of the year’s highlights was the strong performance of the Fusion model following a full model change at the end of the previous fiscal year. During this fiscal year, we upgraded our lineup with the introduction of the Forza Type X. We also released the XR250 Motard and the CBR600RR, the latter of which features advanced RC211V technologies incorporated in high-performance MotoGP victory machines.

Taking advantage of the success of the Today scooter, we launched two new Chinese-made models—Spacy 100 and Dio—that are fully equipped and environmentally friendly. In February 2004, we unveiled the Smart Dio Z4, which incorporates the world’s first electronic fuel injection system (Honda Programmed Fuel Injection System, or PGM-FI) for four-stroke 50cc scooters.

In these ways, we worked to upgrade our lineup of attractive models with both high-value-added leisure use and competitive price models in commuting use.

NORTH AMERICA

In North America, unit sales rose 7.5%, to 656,000 units.

New products launched in fiscal 2004 included the Valkyrie Rune, a flagship custom bike with attractive styling, and the CBR600RR, VTX1300C and CRF250R. Healthy sales of the XR/CRF series for kids and other models, such as the CRF450R and the Brazilian-made CRF230F and CRF150F, led to an 11.1% increase in unit sales of bikes, to 360,000 units. In June 2003, we commenced sales of the FourTrax Rancher AT, a 400cc ATV fitted with Honda’s original automatic transmission, and in January 2004 we launched the TRX450R, a flagship sports ATV. Despite slow sales during the first half of the fiscal year, the launch of these new models, coupled with aggressive marketing strategies and competitive pricing in the second half of the year, resulted in higher overall sales. Consequently, unit sales of ATVs and PWC for the year rose 3.5%, to 296,000 units.

EUROPE

In Europe, unit sales declined 2.0%, to 299,000 units.

We began importing and selling the Indian-made Lead scooter and the Brazilian-made XR125L, which is appropriate for both on- and off-road use. Both models were well received by the market. In the second half of the year, we released the CBR1000RR, the Italian-made CBF600, and the Thai-made CBR125R, and each of these models recorded steady sales. The CBR600RR, one of our mainstay products, took the No. 1 spot in Europe’s super sports category. In Germany, the CBF600 and the CBR125R earned first and second place, respectively, in registrations for the first three months of 2004 in their particular categories.

ASIA

In the Asian region, demand for motorcycles as a principal means of transportation has continued to grow. Total unit sales of motorcycles and motorcycle parts sold by Honda and its subsidiaries to affiliates in the region jumped 18.0%, to 7,017,000 units.

By country, sales in Thailand rose 24.4%, to 1,307,000 units. This was due to continued healthy sales of the popular Wave100, the affordable Wave Z and the Wave125i, which features a PGM-FI that delivers both favorable fuel economy and low emissions.

Valkyrie Rune Impressive custom bike with low-and-long

‘Hot Rod’ styling, fitted with a 1,832cc ‘Flat Six’ engine.

Fusion A widely popular scooter with a low-slung seat and long wheelbase, featuring unique styling and a relaxed riding position.	FourTrax Rancher AT A 400cc ATV with Honda’s original automatic transmission.	Lead A clean, silent and stylish scooter with a four-stroke, single-cylinder engine, made in India and exported to Europe.

P.T. Astra Honda Motor, an affiliate in Indonesia, recorded strong sales of the mainstay Supra, and in October 2003 it launched the affordable Supra Fit. Local sales by P.T. Astra Honda Motor in calendar 2003 totaled 1,576,000 units.

In India, we enjoyed healthy sales of the top-selling Splendor, made by our affiliate Hero Honda Motors Ltd. (HHML). HHML also launched the CD Dawn, a 100cc sports bike. Honda Motorcycle & Scooter India (Private) Ltd. (HMSI), a subsidiary, launched the Eterno, a sleek 150cc geared scooter with a sophisticated design and good fuel economy. Unit sales for both companies rose 29.5%, to 2,346,000 units.

In China, Sundiro Honda Motorcycle Co., Ltd., one of three motorcycle affiliates in China, recorded healthy sales of the Wave and Jialing-Honda Motors Co., Ltd. unveiled the CB125X, a sports bike with a sharp design that was well-received by the market. Sales of three affiliates, including Wuyang-Honda Motors (Guangzhou) Co., Ltd. for calendar 2003 rose 23.3%, to 1,136,000 units.

OTHER REGIONS

In other regions—covering Latin America, the Middle East and Africa and Oceania—unit sales grew 5.9%, to 831,000 units.

In Brazil, where the motorcycle market has continued to grow steadily, we launched the CG150 Titan in February 2004. This was the first full-model change since the CG125 series was introduced more than four years earlier. The market response has been overwhelming.

OUTLOOK FOR FISCAL 2005

In the year ending March 2005, we project that unit sales of motorcycles, ATVs and PWC, will edge up 0.9%, to 9,290,000 units.

By increasing local procurement of parts for Honda motorcycles produced and sold by our Asian affiliates, we are striving to enhance product competitiveness and expand our business in the region. This will lead to an increase in 100% locally procured models, which are not included in Honda’s unit sales. Specifically, the number of such motorcycles is projected to increase approximately 1,000,000 units in fiscal 2005, to 1,500,000 units, based on local sales projections.

In Japan, we will introduce a number of new models. In the growing mini-sized scooter category, we launched a new version of the mainstay Forza series in April 2004. In the sports model category, we unveiled the CBR1000RR, which features advanced RC211V technologies incorporated in high-performance MotoGP victory machines.

In June 2004, we launched the PS250, the fifth model in the N-project, which is aimed at the younger generation. Under this project, Honda’s young designers were given free range with their ideas, resulting in simple, yet unique designs.

We also upgraded our lineup in the mass-market commuter category, introducing the Dio Cesta, the fourth model manufactured and imported from China.

For fiscal 2005, we estimate unit sales in Japan of 370,000 units, amid a trend of declining demand that began in the autumn of 2003.

In North America, overall demand in calendar 2003 totaled approximately 1.88 million units, up 5.0% from 2002, and we expect demand to grow moderately again in 2004. Against this background, models introduced in the latter half of the period under review will contribute to fiscal 2005 results throughout the year. We will continue pursuing initiatives undertaken since the latter half of calendar 2003, centering on the timely introduction of new models and the pursuit of appropriate marketing strategies. For fiscal 2005, we are targeting sales of 715,000 units in North America, up 9.0%.

Although we expect the motorcycle market in Europe to remain largely unchanged, Honda is planning to sell 295,000 units. Factors in this increase include the new CBR1000RR and CBF600 models, which have been recording healthy sales since being launched in fiscal 2004 and will make a full-year contribution to sales in fiscal 2005. We also expect an increase in sales of affordable bikes, such as the Brazilian-made XR125L and the Thai-made CBR125R, which have already been well-received by the market.

Eterno A widely acclaimed scooter made by HMSI that offers low fuel economy and is user friendly.	CB125X Attractively priced sports bike for young people introduced by Jialing-Honda Motors, with a sharp design and powerful air-cooled four-stroke, two-cylinder engine.	Wave125i The first Honda motorcycle in Southeast Asia with a PGM-FI features low fuel economy and meets Thailand’s fifth emission standard.

For fiscal 2005, we project overall unit sales in Asia to remain largely unchanged, at 6,980,000 units. Sales of 100% locally procured Honda motorcycles produced and sold by affiliates are forecast to increase approximately 1,000,000 units.

In Thailand, where Honda holds a market share of over 70%, we will pursue a number of activities to boost sales. These include providing high-quality services to complement our products, as well as enhanced rider safety initiatives and increased efforts to develop an amateur participation-type motor sports culture.

By adding design development and prototype testing functions to our motorcycle research center in Thailand, we will strengthen research and development of motorcycles aimed at the ASEAN region.

In Indonesia, P.T. Astra Honda Motor plans to launch a derivative of the popular Karisma in July 2004, targeting the younger generation and women. Combined with efforts to expand sales of products with high added value, they expect to post record sales for calendar 2004.

In India, our aim is to increase sales through the launch of new locally-produced models and by continuing to enhance the dealer network. By March 2004, HHML’s annual production capacity had risen to 2,400,000 units and HMSI’s capacity to 450,000 units, for a total of 2,850,000. We plan to reach full-scale production during fiscal 2005.

With respect to the Chinese market, in June 2004 our affiliate Sundiro Honda Motorcycle launched the 125cc Xin-Gaian, which delivers enhanced driving performance and handling while consuming minimal fuel. Sales of the Ziyou Today, which is already available in the Japanese market as the Today, commenced in June in China. Moreover, various models produced by our Chinese joint venture companies already meet the Euro 2 exhaust emission regulations, which were introduced in 2004, thanks to the adoption of Honda’s leading low emission technologies. Sundiro Honda Motorcycle began construction of a new plant in Tianjin in May 2004, with the aim of improving production and distribution efficiency. The new facility is scheduled for completion at the end of 2004.

Unit sales in other regions are expected to increase 11.9%, to 930,000 units. In Brazil, where Honda claims a more than 80% share of the motorcycle market, total annual demand is fast approaching 1,000,000 units. We therefore expect to post record-high sales in Brazil in fiscal 2005. We will raise the annual production capacity of our Brazilian plants by 250,000 units, to 1,000,000, by the end of 2004, to meet this huge domestic demand, as well as growing overseas demand. In the Middle East and Africa, we plan to increase sales of highly competitive products, including motorcycles made in China, India, Thailand and Brazil.

CBR1000RR Newly designed 1000cc, liquid-cooled, four-stroke, DOHC incline four-cylinder engine, featuring advanced racing technologies inherited from

Honda’s RC211V, which in 2003 won the ultimate challenge, the MotoGP World

Championship Series, for the second successive year.

Odyssey The all-new, third-generation Odyssey is equipped with a

2.4-liter DOHC i-VTEC engine and newly developed CVT+7 speed mode transmission, providing superior driving performance. The new low-floor platform ensures spacious interior. For Japanese market.

UNIT SALES

Years ended March 31

	Thousands		% change
	2003	2004	(2004/2003)
Japan	849	716	(15.7)%
North America	1,522	1,558	2.4
Europe	207	231	11.6
Asia	205	341	66.3
Other Regions	105	137	30.5

Total	2,888	2,983	3.3%

NET SALES

Years ended March 31

	Millions of yen		% change
	2003	2004	(2004/2003)
Japan	¥1,513,596	¥1,397,237	(7.7)%
North America	3,926,848	3,900,755	(0.7)
Europe	420,292	516,108	22.8
Asia	397,156	532,552	34.1
Other Regions	182,202	245,372	34.7

Total	¥6,440,094	¥6,592,024	2.4%

FISCAL 2004 RESULTS

In fiscal 2004, unit sales of automobiles rose 3.3%, to 2,983,000 units, due mainly to strong automobile sales in Asia and North America and increased sales of parts for automobile production to Guangzhou Honda Automobile Co., Ltd., an affiliate of Honda. Sales increased 2.4%, to ¥6,592.0 billion, due to increased overseas sales and other factors, which compensated for the negative impact of the yen’s appreciation against the U.S. dollar. Operating income declined 20.4%, to ¥438.8 billion, and the operating margin was 6.7%.

JAPAN

Total domestic automobile demand in Japan remained largely unchanged, at 5,880,000 units. Honda’s unit sales in Japan declined 15.7%, to 716,000 units. Despite a decline in sales of some models, including the Fit subcompact, which has now been on the market for two years, we enjoyed strong sales of the all new Life minicar and Odyssey mini-van.

New products launched in Japan included the Element light truck, which was developed and produced in the United States and imported to Japan utilizing the “Made by Global Honda” network. We also launched the all-new Inspire, featuring a newly developed, environmentally friendly 3.0l i-VTEC engine equipped with Variable Cylinder Management (VCM) technology, as well as the world’s first Collision Mitigation Brake System (CMS).

In September 2003, we completed a full model change of the Life minicar, delivering a functional and unique design and enhanced safety and environmental performance by incorporating a new crash-compatible body frame to provide greater safety in collisions, as well as offering top-class fuel economy. In October, we unveiled the all-new Odyssey, which incorporates a newly developed low-floor platform and combines both spaciousness and performance. For two consecutive months from December 2003, the Odyssey ranked number one in monthly vehicle registrations in Japan.

By strengthening our performance in the mini-van segment, we are improving the model mix of sales and in turn steadily increasing unit prices.

Inspire Featuring the world’s first CMS and Honda’s E-Pretensioner seatbelt safety system, the Inspire offers a 3.0-liter V6 i-VTEC engine with Honda’s newly developed

VCM technology for ample power and fuel economy.

Life All models in the Life series have crash-compatible body frames to alleviate vehicle-to-vehicle collisions and are fitted with newly developed i-DSI engine.

The new Life is certified as an ULEV and was ranked No. 1 in a minicar ranking for three consecutive months from October 2003.

NORTH AMERICA

In calendar 2003, automobile demand in the United States remained high, totaling 16.68 million units.

In the passenger car segment, sales of Honda’s flagship model in North America, the Accord, remained high. Also, the newly released Acura TSX sports sedan and the Acura TL luxury performance sedan, which underwent a full model change in October 2003, both showed steady sales. At the same time, demand for light truck models in North America has continued to increase, with sales of Honda’s light trucks, notably the Element, Pilot and Acura MDX, also increasing significantly.

As a result, overall sales in North America increased 2.4%, to nearly 1,558,000 units, an all-time record, despite a downturn in the Canadian market.

In 1982, Honda began manufacturing the Accord at its plant in Marysville, Ohio, becoming the first Japanese automobile manufacturer to establish local production of passenger cars in the United States. Since then, we have steadily expanded our production capacity with the addition of auto plants in Alliston, Canada, in 1986; East Liberty, Ohio, in 1989; and Lincoln, Alabama in 2001. We now have a very high local production ratio in North America, with approximately 80% of Honda automobiles sold in the United States being made locally.

In fiscal 2004, cumulative unit sales of Honda cars and trucks in North America reached the 20 million unit mark. Cumulative production output in the U.S. also increased, surpassing the 10 million unit mark, while production in Canada reached the 3 million mark. In April 2004, we commenced production at the second production line of our Alabama plant of the Pilot SUV, a model that has been popular since it first appeared on the market. As a result, we now have an annual production capacity in North America of 1.4 million units.

Element The Element incorporates a center-pillarless body construction and freestyle door arrangement on both sides for convenient loading of outdoor gear.	Accord Approximately 400,000 units of the mainstay Accord are sold annually in the United States.	Acura TSX This sports sedan features a 2.4-liter i-VTEC engine, which produces 200 horsepower of maximum output and 166lbs–ft of maximum torque.

EUROPE

In Europe, overall automobile demand remained almost unchanged in calendar 2003 at 16.5 million units. Nevertheless, Honda’s unit sales jumped 11.6%, to 231,000 units. This was due mainly to a twofold surge in sales of the Accord series, boosted by the launch of the Accord Tourer in April 2003, and steady demand for Honda’s top selling Civic models and Jazz subcompact, which has remained popular since its launch.

Demand for diesel-powered automobiles continued to grow in Europe. Following the success of the diesel-powered Civic, which was introduced in 2002, at the end of calendar 2003 we launched a new Accord model, equipped with the first Honda-made i-CTDi diesel engine. Sales of the diesel-powered Accord, which combines a top-class engine quietness and excellent fuel efficiency with high performance, substantially boosted sales in fiscal 2004.

Acura TL Fitted with the newly developed 3.2-liter V6 VTEC engine, this sedan offers 270 horsepower of maximum output. Developed and manufactured in the United States as a mainstay model in the Acura channel, it also meets California’s strict LEV-2 ULEV exhaust emission regulations.

Acura MDX Launched in October 2000, this is the first SUV to be sold through the Acura network. With a powerful 3.5-liter V6 VTEC engine, it provides excellent fuel economy for its class.	Pilot Fitted with a 3.5-liter V6 VTEC engine and the Honda VTM-4 four-wheel-drive system, this midsize SUV delivers 240 horsepower performance and high endurance.	Accord Tourer (Diesel) The Accord Tourer is fitted with Honda’s original 2.2-liter i-CTDi diesel engine, which offers excellent efficiency and quietness. It delivers superb performance and meets Euro 4 emission regulations.

ASIA

Our automobile business in Asia expanded considerably in fiscal 2004. Total unit sales of automobiles and automobile parts sold by Honda and its subsidiaries to affiliates soared 66.3%, to 341,000 units.

In China, the passenger car market continued to expand, with sales of more than two million vehicles recorded during calendar 2003. Guangzhou Honda, an affiliate of Honda, recorded healthy sales of the Accord and the Odyssey, and also launched the Fit Saloon subcompact in September 2003. As a result, unit sales rose a tremendous 98.1%, to 117,000 units. To meet the rapidly growing demand, Guangzhou Honda doubled its annual production capacity, from 120,000 units to 240,000 units, in February 2004.

Following its successful launch in Thailand, we launched the all-new City in Indonesia, Malaysia, the Philippines, Pakistan and India, starting in April 2003. In the ASEAN region, sales rose 47.3%, to 190,000 units, due largely to the launch of the Jazz subcompact in November 2003.

We raised the annual production capacity of our plant in Thailand from 70,000 units to 120,000 units. In August 2003, we began production of manual transmissions in the Philippines, and in the following month we started making automatic transmissions in Indonesia. Both plants are now shipping products to Europe and throughout Asia. Through this, we are able to further utilize the “Made by Global Honda” network to a greater effect.

OTHER REGIONS

Unit sales in other regions grew 30.5%, to 137,000 units, thanks mainly to increased sales in Brazil, Turkey and the Gulf countries.

In Brazil sales increased considerably due to the commencement of production and sales of the Fit in April 2003, our second locally produced model after the Civic.

Accord Production of the Accord in China began when

Guangzhou Honda commenced operations in 1999. Since then, sales have been solid, and local procurement has risen from 60% to 70%.

The Accord offers both quality and driving performance, and

meets Euro 3 emission regulations.

Jazz The Jazz offers the best fuel economy in its class and levels of spaciousness and safety that belie its small appearance.	Fit Saloon The new Fit Saloon combines high quality and safety with excellent driving performance, outstanding comfort and advanced styling.	Fit In April 2004, Honda Automoveis do Brasil began sales of the Fit, produced at its Sumaré plant. In addition to innovative safety and environmental features, the new model offers excellent power and fuel economy.

OUTLOOK FOR FISCAL 2005

For fiscal 2005, the total unit sales of automobiles is expected to rise 9.1%, to 3,255,000 units.

In Japan, we will focus on strengthening our presence in the mini-van market. Having launched the Elysion in May 2004, we plan, in July, to introduce the new-concept Edix, a six-passenger mini-van that seats three people in the front and three in the back. We also plan to launch an all-new Legend, featuring the new Super Handling All-Wheel Drive (SH-AWD) system, which will give the driving experience Honda buyers have come to expect. Honda is not only strengthening the competitiveness of its products, in terms of business operations, it is also raising customer satisfaction and operational efficiency, as well as reinforcing its sales and service capabilities. For fiscal 2005, we forecast a 7.5% increase in domestic unit sales, to 770,000 units.

In North America, we will increase sales of the Pilot, which went into production on the second line of the Alabama plant in April 2004. We will also strengthen our presence in the ever-expanding light truck segment by reinforcing sales of existing models. In the passenger vehicle segment, we will launch the all-new Acura RL in the fall of 2004. This will be followed in the second half of fiscal 2005 by the Accord Hybrid, which will feature a V6 engine with Honda’s Integrated Motor Assist (IMA) system to provide high performance and deliver the same level of fuel economy as the Civic. For fiscal 2005, we project unit sales in North America of more than 1,565,000 units, up 0.4%.

In Europe, we expect to strengthen our position in the expanding diesel automobile market by launching a diesel-powered CR-V in a number of European nations in fiscal 2005, in addition to the highly praised diesel-powered Accord. Also, in the fall of 2004 we plan to unveil a new-concept model. Accordingly, we project a 10.4% increase in unit sales in Europe, to 255,000 units.

Fiscal 2005 is expected to be a year of major expansion in Asia, where we forecast a 49.6% jump in unit sales, to 510,000 units. In China, where rapid growth is expected to continue, we forecast an increase in sales by Guangzhou Honda. Dongfeng Honda Automobile (Wuhan) Co., Ltd., an affiliate based in Wuhan, also began production and sales of the CR-V sport utility vehicle in April 2004. In addition, Honda Automobile (China) Co., Ltd., an affiliate that will be Honda’s third automobile production base in China, will begin production of the Jazz , exclusively for export to Europe and elsewhere in Asia, from the end of 2004.

Outside of China, we anticipate solid growth in Thailand and India, where sales are expected to continue increasing. Sales of the Jazz, which was launched in November 2003, and the Civic, which underwent a major face-lift in the first half of 2004, are expected to pave the way for yet another substantial increase in sales for fiscal 2005.

In other regions, we project unit sales of 155,000 units, up 13.1% from fiscal 2004. In addition to steady demand in Brazil, we forecast increased sales in the growing Turkish market.

Elysion The Elysion is based on the “next-generation premium 8-passenger” concept, offering spacious interior and a low center of gravity for a stable and comfortable drive.	Acura RL (Prototype) Incorporating the world’s first SH-AWD system, the Acura RL has a 3.5-liter V6 VTEC engine and delivers 300 horsepower performance.	CR-V In April 2004, Dongfeng Honda Automobile (Wuhan) produced its first model: the mainstay CR-V, fitted with a 2.0-liter i-VTEC engine.

FINANCE SUBSIDIARIES-RECEIVABLES, NET

Years ended March 31

	Millions of yen		% change
	2003	2004	(2004/2003)
Non-current	¥2,230,020	¥2,377,338	6.6%
Current	1,097,541	1,264,620	15.2

Total	¥3,327,561	¥3,641,958	9.4%

FISCAL 2004 RESULTS

Though our financial services business, we offer an array of financial services to our customers and dealers, with the goal of supporting sales of our products. These services are provided through financial subsidiaries in the United States, Japan, Canada, the United Kingdom, Germany, Brazil and Thailand. In fiscal 2004, net sales of our financial services, including inter-segment sales within Honda, rose 2.0%, to ¥245.8 billion, due mainly to strong sales of automobiles in North America. This was achieved despite the negative effect of the yen’s appreciation against the U.S. dollar. Operating income climbed 0.6%, to ¥108.4 billion.

OUTLOOK FOR FISCAL 2005

Based on expectations of further growth in our automobile business, we expect further expansion in fiscal 2005 of our financial services business, which will support sales in our automobile business in fiscal 2005.

Salad Mini tiller	GX35 360-degree-inclinable, four-stroke engine	BF150 Four-stroke outboard engine	UMK435 Four-stroke brush cutter

FISCAL 2004 RESULTS

In fiscal 2004, unit sales of power products rose 10.1%, to 5,047,000 units, due largely to increased sales of general-purpose engines, mainly in North America.

Net sales from power product and other businesses, including power products, grew 4.7%, to ¥341.6 billion, due primarily to increased unit sales. Operating income surged 28.3%, to ¥10.3 billion.

UNIT SALES

Years ended March 31

	Thousands		% change
	2003	2004	(2004/2003)
Japan	472	477	1.1%
North America	1,872	2,363	26.2
Europe	1,290	1,261	(2.2)
Asia	657	619	(5.8)
Other Regions	293	327	11.6

Total	4,584	5,047	10.1%

In Japan, unit sales of power products grew 1.1%, to 477,000 units. In North America, unit sales increased 26.2%, to 2,363,000 units, as the result of healthy demand for lawnmowers and general-purpose engines. Unit sales in Europe decreased 2.2%, to 1,261,000 units. Unit sales in Asia decreased 5.8%, to 619,000 units. In other regions, unit sales increased 11.6%, to 327,000 units.

During fiscal 2004, the Salad mini-tiller, introduced in fiscal 2003, continued to record favorable sales. Throughout the world, we also introduced the BF135 and BF150 series of four-stroke outboard engines, which achieve outstanding low emission levels and superb performance by using Honda’s advanced technologies. Furthermore, in Japan and Europe we launched the new GX35, a 360-degree-inclinable, four-stroke general-purpose engine that has superb environmental performance and the UMK435 brush cutter, which features the GX35. In North America and Europe, we commenced sales of the GSV160A and GSV190A series of high performance 4-stroke engines. In India, we began production and sales of the low noise portable EXK2800 and EXK2800S generators, which meet the strictest noise regulations in the world.

OUTLOOK FOR FISCAL 2005

In fiscal 2005, we will further capitalize on the cost-competitive benefits of making engines in Asia and utilizing the “Made by Global Honda” network to deliver those benefits to our customers around the world.

Demand for our power generators in Europe and North America remains steady, and we expect sales to increase in the coming fiscal year. In Asia and the Middle East, the effort to expand sales will focus on pumps made in Thailand.

In fiscal 2005, we expect unit sales of power products to grow 11.0%, to 5,600,000 units.

Honda’s U.S.

AUTOMOBILE OPERATIONS

Honda’s U.S.

AUTOMOBILE OPERATIONS

Headquarters of American Honda Motor soon after its establishment	Poster for the “You meet the nicest people on a Honda” advertising campaign, which was highly successful

N600, released in 1969 Civic, fitted with CVCC engine, unveiled in 1973 Accord, launched in 1976

ENTERING THE MARKET

As Honda first looked to expand its motorcycle business overseas, our thinking was “Unless a product can become a ‘hit’ in the United States, the center of the world’s economy, it cannot be a hit anywhere in the world.” Honda first came to America in 1959 with the establishment of a wholly owned subsidiary, American Honda Motor Co., Inc., which created its own dealer network and began selling motorcycles.

The U.S. motorcycle market at that time was limited in scope. However, with the release of the Super Cub and our “You meet the nicest people on a Honda” advertising campaign, we offered a refreshing new image of motorcycles and created a new market.

Having established a solid brand presence for motorcycles, in 1969 American Honda introduced the first Honda automobile, the N600 in Hawaii. We subsequently built a local foundation for our automobile business with the launch of the Civic in 1973 and the Accord in 1976.

The first oil crisis in 1973 had a major impact on the U.S. automotive industry. It prompted many people to shift their attention from large, luxury vehicles to cars that offered greater fuel efficiency.

In 1974, Honda led the industry in its response to the enactment of the U.S. Clean Air Act, which placed strict regulations on tailpipe emissions, by introducing a Civic equipped with Honda’s original CVCC engine – becoming the first car to meet the new law. The Civic also placed first in fuel efficiency tests conducted by the U.S. Environmental Protection Agency in 1974. Combining high performance with unparalleled efficiency in terms of lower emissions and fuel costs, the new Civic was an overwhelming success. Almost 39,000 units were sold in its first fiscal year, with annual sales exceeding 100,000 units three years after its release.

Thanks to the warm acceptance of the Civic, Honda secured its position as an automaker in the United States.

Honda went on to launch the Accord in 1976, establishing a new standard for family vehicles. For three consecutive years, from 1989 to 1991, the Accord was the top-selling vehicle in the U.S. passenger car market, and has continued as one of the contenders for the top position to the present day.

Since 1997, the Civic and Accord have been Honda’s “bread and butter” models in the United States, with annual sales of approximately 300,000 and 400,000 units, respectively.

Honda Dealership	Acura Dealership

STRONGER SALES SYSTEM AND CUSTOMER SERVICE FOCUS

We began developing the U.S. automobile market by using the motorcycle sales network established by American Honda. Due to the advanced nature of the U.S. automobile market, however, consumers generally purchased cars from auto dealers. For this reason, we needed to develop our own automobile sales network.

We started with a team of a dozen or so salespeople, who visited other companies’ dealers around the nation, one by one, persuading them to add the Civic to their advertised lineups. By developing a sales network in this way, we built a foundation for our U.S. automobile business just as the Civic rose to national recognition.

Seeking to create a network regarded as No. 1 in terms of customer satisfaction, we engaged the market research services of J.D. Power and Associates. Based on the results of that research, from 1976, we refined our sales activities to better reflect the opinions and demands of customers and adopted a more customer-oriented approach to our services. These improvements were applied consistently throughout our dealer network.

We also established and expanded our network of exclusive Honda dealers, to ensure a more accurate and widespread understanding of our marketing initiatives and product lineup enhancements.

By 1986, approximately 70% of the outlets selling our automobiles in the United States were exclusive Honda dealers—the highest ratio in the industry. With more than 900 dealers nationwide, we had established a strong sales network that customers could trust.

Seeking to further broaden its customer base, American Honda decided to set up a second dealership network devoted to luxury performance models. This resulted in the establishment in 1986 of the Acura network, which began with sales of the Legend and Integra models.

Today, there are 1,270 Honda dealers throughout the United States, including 262 Acura stores.

In 1980, American Honda entered the vehicle financing business with the formation of American Honda Finance Corp. (AHFC), its wholly owned subsidiary. The new company initially provided dealer financing for motorcycle buyers, then launched retail financing services for automobile customers in 1985. With the synergistic benefits of American Honda’s expanding operations and the unparalleled services of AHFC, our financial services business in the United States has grown steadily. Today, over half of the customers purchasing Honda and Acura automobiles use the services of AHFC, which has served a total of more than 2.5 million customers.

Honda’s U.S. AUTOMOBILE OPERATIONS

U.S.-made Accord leaves the production line	Accord Coupe models, exported by Honda of America Mfg., Inc., arrive in Japan

FIRST JAPANESE AUTOMAKER TO EXPORT FROM UNITED STATES

With its growing local production capabilities, in 1987 Honda became the first Japanese automaker to export vehicles from the United States. In 1988, we began exporting Accord Coupe models to Japan, and today we export U.S.-made cars to more than 50 nations. With growing product development capabilities in America, export models have included the Accord Wagon, Civic Coupe, Element and Acura MDX, with cumulative exports surpassing 700,000 units.

MAJOR EXPANSION OF NORTH AMERICA PRODUCTION CAPACITY

Based on a policy of “building products close to the customer,” Honda started producing motorcycles in the United States in 1979. Then, in November 1982, Honda of America Mfg., Inc., became the first Japanese company to manufacture automobiles in the United States, when it began making Accord models at its Marysville Auto Plant in Ohio.

In April 1986, we completed a second production line at the Marysville Auto Plant to keep pace with growing sales, bringing that facility’s annual capacity to 300,000 units. Currently, the capacity is 440,000 units.

In December 1989, we opened a new plant in East Liberty, Ohio, which now has an annual capacity of 240,000 vehicles.

These three production lines together give Honda of America Mfg. an annual capacity of 680,000 units. In April 2004, the 10 millionth vehicle rolled off of Honda of America’s production lines.

To meet growing demand for light trucks, Honda constructed a new plant in Lincoln, Alabama, in 2001 and added a second line in April 2004. Today, the Lincoln Plant has an annual capacity of 300,000 vehicles. Combined with the second line of the Alliston Plant, light truck production capacity is approximately 500,000 units.

Los Angeles Center of HRA	Ohio Center of HRA

Including its facilities in Mexico, Honda has an annual North American automobile production capacity of 1.4 million units. Moreover, approximately 80% of all Honda vehicles sold in United States are made locally.

In addition to finished vehicles, we are also expanding the local manufacturing of engines and transmissions.

The Anna Engine Plant in Ohio started making motorcycle engines in July 1985 and automobile engines in September 1986. Today, all of Honda’s locally-produced vehicles are equipped with locally-produced engines. In July 1996, we began making transmissions in a separate plant in North America, and its production reached 1,015,000 units in the fiscal year ended March 2004.

While expanding the scope of its local production operations, Honda is also promoting more extensive local procurement of parts and components. Today, we purchase approximately US$8.1 billion of motorcycle and automobile parts annually for our production operations in North America from 440 local manufacturers. In 1985, 57% of parts were procured locally; that figure has grown to more than 95% today for all vehicles, and as high as 98% for the Accord.

RESEARCH & DEVELOPMENT IN NORTH AMERICA

Honda has also localized its R&D activities in North Americas focusing on developing products that best meet the needs of the local market, providing support for local production of these products and working with local parts makers to increase the ratio of local procurement.

In 1975, we established the California office of Japan-based Honda R&D Co., Ltd., for the purpose of undertaking market research in North America. In 1984, we upgraded that operation into a subsidiary, Honda R&D Americas, Inc. (HRA), to support development and design of products destined for sale in North America, as well as to assist in development of locally procured parts.

HRA opened its Los Angeles Center in 1975, primarily to support vehicle planning and design. It played a role in the design of such products as the CR-X and Civic Hatchback (1984 models); Accord Hatchback and Integra (1986 models); Accord Coupe, Civic and Prelude (1988 models).

In 1985, HRA increased its R&D staff with the establishment of its Ohio Center. Located near Honda’s automobile plants in Marysville and East Liberty, the Ohio Center develops products for the local market while working closely with local suppliers to jointly develop components for new vehicles and providing extensive technical support for Honda’s various manufacturing facilities across North America. HRA also operates full-scale automobile test tracks in Ohio and California.

Using these various resources, HRA has participated in the design and development of derivative models such as the Accord Wagon (1990 and 1994 models) and Civic Coupe (1993), and in 1996 developed the Acura CL, a dedicated U.S. model. Since then, it has participated in the design and development of various vehicles for the local market, including the Civic Coupe (2001 model), Acura TL (1999 and 2004 models), Acura MDX (2001 model), Pilot (2003 model) and Element (2003 model). Of the 18 Honda and Acura vehicles currently sold in United States, HRA was responsible for the development of five.

Honda’s U.S.

AUTOMOBILE OPERATIONS

Five models developed by HRA

In 2003, HRA built a crash safety testing facility at its Ohio Center, complete with a high-resolution crash-barrier block, the world’s first pitching crash test simulator and other safety labs, expanding its local R&D capabilities. HRA currently has approximately 1,300 associates—almost four times the 1990 number—and has the capability to work on three models simultaneously.

FUTURE INITIATIVES

At present, approximately 11 million Honda and Acura vehicles are on the road in the United States. Going forward, we will strive even harder to meet the diversified needs of customers.

Since 2000, the U.S. market has remained strong, with annual demand at approximately 17 million vehicles. Within that total, however, the passenger car and light truck markets have fluctuated, with the latter growing and accounting for 54% of overall demand in 2003.

Honda entered the expanding light truck segment in 1993 with the launch of the Passport, made by Isuzu Motors. In the following year, we released the Odyssey. Since then, we have steadily expanded our presence with the introduction of original Honda products, including the CR-V, Acura MDX, Pilot and Element. However, light trucks account for only 39% of Honda’s unit sales in the United States. For this reason, we will continue to expand our lineup to achieve further increases in light truck sales.

In fall 2004, we will introduce a full model change of the Odyssey. Further, at the 2004 North American International Auto Show in Detroit, we unveiled the brand-new Honda SUT Concept, which will form the basis of a new light truck model to be released in 2005. Under this concept, we have brought together the packaging efficiency and ride comfort of an SUV with the cargo and utility capabilities of a light truck, to create a new type of vehicle with highly attractive styling and excellent driving performance. In the first half of 2006, we also plan to launch a new SUV through our Acura network.

Prototype of Acura RL, to be released in fall of 2004	Honda SUT Concept vehicle, scheduled for launch in 2005

For the passenger car segment, a traditional Honda stronghold, in the latter half of 2004 we plan to launch a hybrid version of the Accord that delivers impressive power with fuel efficiency similar to that of a Civic. This is achieved by combining a V6 engine with Honda’s original IMA and VCM technology. The six-cylinder Accord Hybrid will augment our existing line of hybrid vehicles—the three-cylinder Insight and the four-cylinder Civic Hybrid—giving customers an even greater choice of fuel-efficient vehicles.

In fall 2004, we will unveil a new version of the Acura RL, fitted with a 3.5-liter V6 VTEC engine and featuring Honda’s original SH-AWD, resulting in a vehicle that delivers both high performance and excellent safety. It will also have Acura Link, which incorporates the industry’s first satellite communication system, as well as real-time traffic and maintenance information—all of which can be controlled through use of the monitor of the vehicle’s navigation system. Committed to meeting the future needs of customers, Honda will continue introducing innovative, attractive products that offer higher levels of value while providing sales and services that keep customers satisfied. In these ways, we will strive to further expand our business in the United States.

ENVIRONMENT AND SAFETY

Honda established and announced the “Honda Environment Statement” in 1992, in which it announced that “as a responsible member of society whose task lies in the preservation of the global environment, Honda will make every effort to contribute to human health and the preservation of the global environment in each phase of its corporate activity. Only in this way will we be able to count on a successful future not only for our company, but for the entire world.”

Based on this statement and Honda’s “Commitment to the Future” as one of the directions within Honda’s 2010 vision, we continue our focus on the contributions to safety and the environment. Honda fulfills this commitment through its ongoing development of safety technology, its development of technology aimed at reducing emissions, its corporate activism, and its focus on developing alternative forms of energy. The following is a review of Honda’s achievement in this area in fiscal 2004.

MOTORCYCLES

In the area of motorcycles, we made further progress in expanding the use of 4-stroke engines to achieve cleaner exhaust emissions. We have also made efforts to introduce new technologies to improve fuel economy and applied these technologies to small motorcycles.

Main targets for fiscal 2004 in Japan

•	To expand the use of 4-stroke engines

•	To improve the fuel economy of new models

Main achievements in fiscal 2004 in Japan

•	Adopted 4-stroke engines for all models released in fiscal 2004 (4-stroke motorcycles as a percentage of all motorcycles manufactured by Honda: 89.5%)

•	Improved the average fuel economy 30.5% for all models marketed in fiscal 2004

Achieving Cleaner Exhaust Gas

Targets

Up to fiscal 2005: To reduce total exhaust emissions of HC* to approximately 1/3 for new vehicles (compared with fiscal 1995)

*	Total for Japan, the United States, the European Union and Thailand

Progress

In fiscal 2004, HC emissions from new motorcycles were kept at 30.9% of the 1995 level, a 3.3 percentage point increase over the previous year’s level. HC emissions were maintained at about 1/3 of the 1995 level due to proper emission reduction measures and despite the fact that sales increased 15.2% (sales increased 45% in Thailand).

In Japan, HC emissions stood at approximately 16.2% of the 1995 level, approximately a 3 percentage point decrease from the previous year’s level, as sales of 4-stroke motorcycles accounted for roughly 90% of total sales in the domestic market.

Improvement in Fuel Economy

Targets

Up to fiscal 2005: To improve the average fuel economy* by approximately 30% (compared with fiscal 1995)

*	Total average for Japan, the United State, the European Union, and Thailand

Progress

Honda expanded the use of 4-stroke engines in motorcycles not only in Japan but also overseas. As a result, the average fuel economy in fiscal 2004 improved 33.7% over that in 1995, and the improvement rate surpassed the target of 30%. The average fuel economy in Japan also improved 30.5% over the 1995 level. Honda announced earlier that its FI technology would be applied to 50cc motorcycles by 2005. In January 2004, we succeeded in marketing the Smart Dio Z4, which employs FI technology and has the smallest engine displacement for a mass-produced motorcycle in the world, in the domestic market.

AUTOMOBILES

Besides achieving cleaner exhaust gas and improved fuel economy for Honda automobiles, efforts are under way to develop products using alternative forms of energy.

Main targets for fiscal 2004 in Japan

•	To increase the number of vehicles approved by the Ministry of Land, Infrastructure and Transport as “Ultra Low Emission Vehicles”

•	To achieve earlier compliance with the 2005 exhaust emissions regulations of the Ministry of Land, Infrastructure and Transport

•	To improve average fuel economy by category

Main achievements in fiscal 2004 in Japan

•	Nine additional models were approved as “Ultra Low Emission Vehicles” (16 in total)

•	Achieved compliance of all models with 2005 exhaust emissions regulations

•	Six models approved as vehicles with 75% lower emissions than the 2005 exhaust emissions standards Fourteen models approved as vehicles with 50% lower emissions than the 2005 exhaust emissions standards

•	Attained the fuel economy standards for fiscal 2010 by six categories among seven

Achieving Cleaner Exhaust Gas

Targets

•	Up to fiscal 2005: To reduce the total exhaust emissions of HC and NOx by approximately 75% for new vehicles (compared with fiscal 1995)*[1]

•	Up to fiscal 2005: To have almost all Honda passenger vehicles approved as “Ultra Low Emission Vehicles” by the Ministry of Land, Infrastructure and Transport

Progress

In fiscal 2004, total exhaust emissions of HC and NOx for new automobiles were reduced approximately 83.7%, and the target for 2005 was attained.

•	Total HC emission level: Reduced approx. 83.7% (compared with 1995)*[2]
•	Total NOx emission level: Reduced approx. 83.7% (compared with 1995)*[2]
•	The percentage of models approved as “Ultra Low Emission Vehicles”*[3] by the Ministry of Land, Infrastructure and Transport increased from 10% (seven models, seven types) to 43% (16 models, 30 types).

On October 1, 2003, a new low emission vehicle approval scheme under the 2005 exhaust emissions standards was introduced. Therefore, Honda made all models comply with the 2005 exhaust emissions standards by March 2004. Six models (12 types) were approved as “«««« low emission vehicles” 4, and 14 models (26 types) were approved as “««« low emission vehicles.”

Improvement in Fuel Economy

Targets

•	Up to fiscal 2005: To achieve the new fuel efficiency standards of Japan for fiscal 2010 for all weight categories
•	Up to fiscal 2005: To improve the average fuel economy approximately 25% (compared with fiscal 1995)*

*	Targets in Japan

Progress

Honda has achieved the above standards in six out of seven weight categories.

Average fuel economy was improved approximately 35% (compared with fiscal 1995)* and achieved the objective for 2005 (improvement in average fuel economy by approximately 25%) consecutively for two years from fiscal 2003.

*	Average fuel economy in Japan (for gasoline-powered vehicles)

SAFETY

New Crash Compatibility Body Frame Structure

Honda recently developed a crash compatibility body frame structure that uses the engine compartment to efficiently disperse and absorb collision energy during a vehicle-to-vehicle collision, thus significantly improving self-protection while also reducing aggressivity toward other vehicles. We first used this new technology in the all-new Life minicar, released in September 2003. During future full model changeovers, all vehicles built on new platforms will be equipped with the new crash compatibility body frame structure.

POWER PRODUCTS

For power products, our environmental commitment was made in anticipation of stringent regulations in advance, in focusing on cleaner exhaust gases, and improved fuel economy in all product areas.

Main targets for fiscal 2004 in Japan

•	To comply with stringent regulations in advance

•	To improve the fuel economy for new product models

Main achievements in fiscal 2004 in Japan

•	Achieved compliance with future regulations for all models released in fiscal 2004

•	Improved fuel economy 20% for the BF150 outboard engine

Achieving Cleaner Exhaust Gas

Targets

Up to fiscal 2005: To reduce the average exhaust emissions* of HC and NOx by approximately 30% for new products (compared with fiscal 1995)

*	Average emission levels worldwide

Progress

We were able to achieve an approximate 30% reduction in average HC and NOx emission levels in fiscal 2002. In fiscal 2004, we succeeded in realizing an approximate 36% reduction by continuously taking the measures described.

Improvement in Fuel Economy

Targets

Up to fiscal 2005: To improve the average fuel economy approximately 30% (compared with fiscal 1995)

Progress

We were able to improve the average fuel economy approximately 25% by the end of fiscal 2004.

FUEL CELL VEHICLES

First in the World to Lease to Private Sector Corporations

In July 2003, Honda became the first automaker in the world to deliver a fuel cell vehicle, the FCX, to a private sector company. Since December 2002, when shipments of the FCX began in Japan and the United States, we have delivered five vehicles in Japan (including to the aforementioned company), five in Los Angeles and two in San Francisco.

Honda FC Stack

In October 2003, we announced the development of Honda FC Stack, a remarkably compact, next-generation fuel cell stack that delivers high performance, yet operates at temperatures as low as minus 20°C. It is the world’s first fuel stack to feature a stamped metal separator structure and newly developed electrolyte membranes. The FCX fuel cell vehicle, equipped with the Honda FC Stack, was certified in September 2003 by the Japanese Ministry of Land, Infrastructure and Transport. Since then, we have begun full-scale testing to confirm the vehicle’s cold-start abilities and driving performance. A Honda FC Stack-equipped FCX took the role of lead car in the 80th Tokyo–Hakone Ekiden relay race in January 2004.

The Honda FC Stack offers much more than high output and excellent cold starts. By replacing many special materials with more readily available materials, Honda has developed a next-generation fuel cell stack with a view to volume production and the ultimate need to recycle fuel cell vehicles.

GREEN FACTORIES

Goals for Fiscal 2004

Honda’s fiscal 2004 goal was to achieve an energy unit target of 21.9 CO2 tons per ¥100 million, a 20.4% reduction from 1990 levels.

Progress Report

In fiscal 2004, Honda reported an energy unit of 22.3 CO2 tons per ¥100 million, down 18.9% from 1990 levels.

*1.	To give greater impetus to the use of “Low Emission Vehicles”, the Ministry of Land, Infrastructure and Transport of Japan instituted this approval system. “Low Emission Vehicles” with HC and NOx emission levels below the 2000 exhaust emissions standards are classed into three categories for approval.

25% lower than the standards: “Good”

50% lower than the standards: “Excellent”

75% lower than the standards: “Ultra”

*2.	This is a new approval scheme established by the Ministry of Land, Infrastructure and Transport to accelerate the diffusion of “Low Emission Vehicles”. “Low Emission Vehicles” with HC and NOx emission levels below the 2005 exhaust emissions standards are classified into two categories for approval.

50% lower than the standards:«««

75% lower than the standards:««««

CORPORATE GOVERNANCE

Based on its fundamental corporate philosophies, the Company is working to improve its corporate governance as one of the most important management issues, with the aim of ensuring that Honda will be a company that our shareholders, customers and society want to exist.

Honda’s organization reflects its fundamental corporate philosophies. Each regional operation carries out its businesses so as to quickly and efficiently respond to customer needs around the world, while each business operation makes arrangements for each product, establishing a system of high effectiveness and efficiency.

In addition, the Audit Office intends to carry out more effective audits of the performance of each division’s business, and each division aims to enhance compliance and risk management, while advancing the self-reliance of each organization.

To ensure objective control of the Company’s management, outside directors and corporate auditors are appointed as members of the Board of Directors and the Board of Corporate Auditors, which are responsible for the supervision and auditing of the Company. With regard to the directors, the term of their office is limited to one year and the amount of remuneration payable to them is determined according to a standard that reflects their contributions to the Company. The goal is to heighten maneuverability so as to cope with any changes in the management environment.

For shareholders and investors, Honda’s basic policy emphasizes the disclosure of financial results on a quarterly basis, as well as the timely and accurate disclosure of its management strategies. Honda will remain committed to such disclosures in the future.

1. Management Organization

The Company supervises and audits its business activities through its Board of Directors and Board of Corporate Auditors.

The Board of Directors consists of 36 directors, including one outside director, and makes decisions on statutory matters including the execution of important businesses. The Board of Directors also supervises the execution of the Company’s businesses. In order to ensure proactive decision-making, the Board of Directors set up an Assets and Loan Management Committee, which is responsible for making decisions related to the disposal of the Company’s important assets.

The Board of Corporate Auditors is composed of five corporate auditors, including three outside corporate auditors. In accordance with the rules of auditing policy and the apportionment of responsibilities as determined by the Board of Corporate Auditors, each corporate auditor audits the directors’ execution of duties. This is accomplished through various means, including attendance at meetings of the Board of Directors and inspections regarding the status of Company assets and liabilities. To further strengthen the auditing structure, one outside corporate auditor was elected at the Company’s Ordinary General Meeting of Shareholders held on June 23, 2004. The Company has five auditors in total. In addition to this, to provide direct support to the Board of Corporate Auditors, a Corporate Auditors’ Office was established.

2. Fees for and Services Provided by the Independent Auditor

The table below sets out the fees for the independent auditor and its affiliate, both of who verify Honda’s audits under the Securities Exchange Act of the U.S.A.:

Millions of yen	2004	2003
Audit fees	581	570
Fees for audit-related businesses	221	78
Fees for tax audits	484	391
Other fees	2	131

Total	1,288	1,170

“Audit fees” are fees for professional services of the independent auditors’ audit of the Company’s financial statements, and for general services provided by the independent auditors in relation to documents to be submitted by law or regulation.

“Fees for audit-related businesses” are fees for the independent auditors’ providing of assurance reasonably related to the implementation of audits and reviews of financial statements and fees for other services related thereto. This covers, for example, audits of the employee wage system, accounting consultancy, reviews of internal controls, providing of assurance that are not required by law, regulations, or the like, and consultations related to financial accounting reports.

“Fees for tax audits” are fees for services provided to ensure compliance with tax legislation and regulations, tax advice, and tax planning.

“Other fees” are fees of all other services provided by the independent auditors other than auditing services, auditing-related services and tax services. This includes education and other various support services.

Policy on and Procedures for Obtaining Board of Corporate Auditors’ Prior Consent

To ensure that the independent auditor and its affiliate under the Securities Exchange Act of the U.S.A. act in accordance with all applicable laws and regulations and maintain complete independence from the Company, it is required to obtain the prior consent of the Company’s Board of Corporate Auditors before they carry out the auditing services, auditing-related services, tax services and other services for Honda.

The Company’s initial policy required that each contractual agreement must have a separate prior consent from the Board of Corporate Auditors, but in order to make the decision-making process more efficient we are working toward streamlining procedures by establishing categories of matters requiring comprehensive prior consent. These categories of matters requiring comprehensive prior consent are reviewed regularly by the Board of Corporate Auditors. Any matter that does not fall under one of these categories still requires separate consent of the Board of Corporate Auditors.

The Company’s departments and subsidiaries that receive the auditing services, auditing-related services, tax services and other services, all report to the Board of Corporate Auditors on the details of services received, and fees paid for those services, during the relevant business year.

The Board of Corporate Auditors takes these reports into consideration when it reviews the categories of matters requiring comprehensive prior consent.

3. Business Execution System

The Company has established the Management Council, which is composed of seven representative directors and three managing directors. Along with discussing in advance the items to be resolved at meetings of the Board of Directors, the Management Council discusses important management issues as directed by the Board of Directors.

As for execution of business, the Company has six Regional Operations in the world to promote its business based on its fundamental corporate philosophies with long-term vision and rooted in the local society. Regional executive officers are assigned to be in charge of the Business Operations in each region, with the aim of enhancing localized business development and ensuring speedy decision-making. Each regional executive council located at each Regional Operations discusses important management issues in the region within the scope of the authority conferred upon them by the Management Council.

The Company’s four Business Operations—motorcycles, automobiles, power products, and spare parts—formulate the medium- and long-term plans for their business development, and each Operation aims to maximize its business performance on a global basis. The Company’s Production and Purchasing operations support production-related departments so that they can implement the most efficient allocation of production and procurement in the world. These efforts are aimed at increasing company-wide efficiencies.

In April 2004, the Company established a Customer Service Operations aiming at obtaining satisfaction of higher level of our global customers.

At the Company’s major production facilities in Japan and overseas, operational executive officers are assigned and are responsible for rapid decision-making. In addition, the Business Management and the Business Support operations make adjustments on a company-wide basis with the aim of ensuring the optimal allocation of resources.

Research and development activities are conducted principally at the independent subsidiaries of the Company. Honda R&D Co., Ltd. is responsible for research and development on products, while Honda Engineering Co., Ltd. is responsible for research and development in the area of production technology. The Company actively carries out research and development with advanced technologies with the aim of creating products that are distinct and internationally competitive.

4. Internal Control

The Audit Office is an independent supervisory department under the direct control of the president. This office audits the performance of each department.

In addition to the “Honda Conduct Guideline” to be shared within the entire Honda Group, the Company has also set up a systematic framework for compliance and risk management in which each division of the Honda Group works to ensure compliance and prevent management risks, and to verify the status on a regular basis under the supervision by the director in charge. In addition to the appointment of a director in charge of compliance and risk management, the Company has also established organizations such as a “Business Ethics Committee” to deliberate matters related to corporate ethics and compliance and a “Business Ethics Improvement Proposal Line” to receive suggestions related to corporate ethics issues.

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual.

However, listed companies that are foreign private issuers, such as Honda, are permitted to follow home country practice in lieu of certain provision of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE listed Company Manual and those followed by Honda.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Honda
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

For large Japanese companies, including Honda, which employ a corporate governance system based on a board of corporate auditors (the “corporate auditor system”), Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and, together with the accounting audit firm, accounting is assigned to the corporate auditors, who are separate from the company’s management.

Large Japanese companies, including Honda, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment.

Currently, Honda has three outside corporate auditors. Starting on the date of the ordinary meeting of shareholders of Honda relating to the fiscal year ending March 31, 2006, at least 50% of Honda’s corporate auditors will be required to be outside corporate auditors.

Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

Honda’s current corporate auditor system meets this new requirements.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.	Like a majority of Japanese companies, Honda employs the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting audit firm and on such accounting audit firm’s audit reports, for the protection of the company’s shareholders.

Large Japanese companies, including Honda, are required to have at least three corporate auditors. Currently, Honda has five corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of Honda is one year.

Starting on July 31, 2005, when the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees become applicable to foreign private issuers, Honda expects to rely on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria. Honda expects to make a disclosure regarding such reliance in its annual reports on Form 20-F for the fiscal year ending March 31,2006 and thereafter.

A NYSE-listed U.S. company must have a nominating/ corporate governance committee entirely of independent directors.

Honda’s directors are elected at a meeting of shareholders. Its Board of Directors does not have the power to fill vacancies thereon.

Honda’s corporate auditors are also elected at a meeting of shareholders. A proposal by Honda’s Board of Directors to elect a corporate auditor must be approved by a resolution of its Board of Corporate Auditors. The Board of Corporate Auditors is empowered to adopt a resolution requesting that Honda’s directors submit a proposal for election of a corporate auditor to a meeting of shareholders. The corporate auditors have the right to state their opinion concerning election of a corporate auditor at the meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Maximum total amounts of compensation for Honda directors and corporate auditors are proposed to, and voted on, by a meeting of shareholders. Once the proposals for such maximum total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Corporate Auditors determines the compensation amount for each member within the respective maximum total amounts.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Currently, Honda does not adopt stock option compensation plans. When Honda adopts it, Honda must obtain shareholder approval for stock options only if the stock options are issued with specifically favorable conditions concerning the issuance and exercise of the stock options.

RISK FACTORS

Honda may be adversely affected by market conditions

Honda conducts its operations in Japan and throughout the world, including North America, Europe and Asia.

A continued economic slowdown, recession or sustained loss of consumer confidence in these markets could trigger a decline in demand for automobiles, motorcycles and power products that may affect Honda’s result of operations.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets have, at times, experienced sharp changes over short periods of time.

This volatility is caused by many factors, including short-term fluctuations in demand, shortages of certain supplies, volatility in underlying economic conditions, changes in import regulations, excess inventory and increased competition. There can be no assurance that such price volatility will not continue or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world including Japan and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies, therefore currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly currency fluctuations have an effect on Honda’s results of operations, balance sheets and cash flows, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the Yen, Honda’s results of operations would be adversely affected by an appreciation of the Yen against other currencies, in particular the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses derivative financial instruments in order to reduce the effects of currency fluctuations and interest rate exposure.

As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements.

While limiting to some degree our risk fluctuations in currency exchange and interest rates, by utilizing such hedging instruments Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates.

Honda has entered into, and expects to continue to enter into, such hedging arrangements. Honda manages exposure to counterparty credit risk by limiting the counter-parties to major international banks and financial institutions meeting established credit guidelines.

However, any default by such counterparties might have an adverse effect on Honda.

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise and safety, as well as levels of pollutants from production plants, are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

Honda relies on various suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

Honda may be adversely affected by its joint ventures

In several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses may be affected by changes in the business condition or policy of these local entities, which in turn may adversely affect Honda’s business, financial condition or results of operations.

Honda may be adversely affected by natural disasters, wars, terrorism and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to natural disasters, disease, wars, terrorism or labor strikes which may delay or disrupt Honda’s local operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If such delay or disruption occurs and continues for a long period of time, Honda’s business financial condition or results of operations may be adversely affected.

BOARD OF DIRECTORS AND CORPORATE AUDITORS

Representative Directors

(front row)		President and Chief Executive Officer Takeo Fukui	Executive Vice President Koichi Amemiya

(back row)	Senior Managing Director Satoshi Aoki	Senior Managing Director Minoru Harada	Senior Managing Director Michiyoshi Hagino	Senior Managing Director Motoatsu Shiraishi	Senior Managing Director Satoshi Dobashi

President and Chief Executive Officer	Takeo Fukui

Executive Vice President	Koichi Amemiya	President and Director of Honda North America, Inc.

Senior Managing Director	Michiyoshi Hagino	General Supervisor, Purchasing Policy

Senior Managing Director	Minoru Harada	Chief Operating Officer for Motorcycle Operations

Senior Managing Director	Motoatsu Shiraishi	Chief Operating Officer for Production Operations Risk Management Officer General Supervisor, Information Systems General Supervisor, Production

Senior Managing Director	Satoshi Aoki	Chief Operating Officer for Business Management Operations Compliance Officer

Senior Managing Director	Satoshi Dobashi	Chief Operating Officer for Regional Sales Operations (Japan) Chief Officer of Driving Safety Promotion Center in Regional Sales Operations (Japan) Government & Industrial Affairs

Managing Director	Atsuyoshi Hyogo	Chief Operating Officer for Regional Operations (China)
President of Honda Motor (China) Investment Co., Ltd.

Managing Director	Satoshi Toshida	Chief Operating Officer for Regional Operations (Asia & Oceania)
President and Director of Asian Honda Motor Co., Ltd.
President and Director of Honda Leasing (Thailand) Co., Ltd.

Managing Director	Koki Hirashima	President and Director of Honda of America Mfg., Inc.

Managing Director	Koichi Kondo	Chief Operating Officer for Regional Operations (North America)
President and Director of American Honda Motor Co., Inc.

Managing Director	Yasuo Ikenoya	Deputy Chief Operating Officer for Regional Operations (China)

Managing Director	Toru Onda	Chief Operating Officer for Purchasing Operations

Managing Director	Akira Takano	Chief Operating Officer for Customer Service Operations

Managing Director	Takanobu Ito	General Supervisor, Motor Sports
President and Director of Honda R&D Co., Ltd.

Managing Director	Mikio Yoshimi	Chief Operating Officer for Business Support Operations

Managing Director	Shigeru Takagi	Chief Operating Officer for Regional Operations (Europe)
President and Director of Honda Motor Europe Ltd.

Managing Director	Hiroshi Kuroda	Chief Operating Officer for Automobile Operations

Director	Satoru Kishi	Adviser of the Board of The Bank of Tokyo-Mitsubishi, Ltd.

Director and Advisor	Hiroyuki Yoshino

Director	Masaaki Kato	President and Director of Honda Manufacturing of Alabama, L.L.C.

Director	Akio Hamada	President and Director of Honda Engineering Co., Ltd.

Director	Teruo Kowashi	Automobile Production for Production Operations

Director	Tetsuo Iwamura	Chief Operating Officer for Regional Operations (South America)
President and Director of Honda South America Ltda.
President and Director of Moto Honda da Amazonia Ltda.
President and Director of Honda Automoveis do Brasil Ltda.

Director	Takashi Yamamoto	Quality, Certification & Regulation Compliance

Director	Masaru Takabayashi	General Manager of IT Division

Director	Tatsuhiro Oyama	Chief Operating Officer for Parts Operations

Director	Suguru Kanazawa	Senior Managing Director of Honda R&D Co., Ltd.
President and Director of Honda Racing Corporation

Director	Manabu Nishimae	Deputy Chief Operating Officer for Regional Sales Operations (Japan)
General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

Director	Fumihiko Ike	Chief Operating Officer for Power Products Operations

Director	Masaya Yamashita	General Manager of Automobile Purchasing Division 1 in Purchasing Operations

Director	Hiroshi Kobayashi	President and Director of Honda Canada Inc.

Director	Kazuo Sagawa	General Manager of Saitama Factory of Production Operations

Director	Kazuto Iiyama	Executive Vice President and Director of Honda Motor Europe Ltd.
President and Director of Honda of the U.K. Manufacturing Ltd.

Director	Hiroshi Oshima	Corporate Communications, Motor Sports
General Manager of Corporate Communications Division in Business Support Operations

Director	Sho Minekawa	President of Guangzhou Honda Automobile Co., Ltd.

(Note)	Mr. Satoru Kishi is an outside director, as set forth in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

Corporate Auditor (full-time)	Hiroshi Okubo

Corporate Auditor (full-time)	Koji Miyajima

Corporate Auditor	Koukei Higuchi	Advisor of the Tokio Marine and Fire Insurance Co., Ltd.

Corporate Auditor	Kuniyasu Yamada	President of MTB Apple Planning Co., Ltd.

Corporate Auditor	Fumihiko Saito	Attorney-at-law of Haarmann Hemmelrath Saito Law Office

(Note)	Corporate Auditors Mr. Koukei Higuchi, Mr. Kuniyasu Yamada and Mr. Fumihiko Saito are outside corporate auditors as provided in Article 18, Section 1, of the Law for Special Exceptions to the Japanese Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

(As of June 23, 2004)

Honda’s HISTORY

1946	• Soichiro Honda establishes Honda Technical Research Institute

1947	• Honda’s first product, the A-type bicycle engine, produced

1948	• Honda Motor Co., Ltd., incorporated (capital: one million yen)

1949	• Dream D-type (two-stroke, 98cc), Honda’s first motorcycle, produced

1952	• Head office moved to Tokyo

1957	• Listed on the Tokyo Stock Exchange

1958	• Super Cub motorcycle released

1959	• American Honda Motor Co., Inc., established

• Honda racing team participates in the Isle of Man TT Race, taking sixth place in the 125cc class

1960	• Motorcycle production begins at Suzuka Factory

• Honda R&D Co., Ltd., established

1961	• Honda racing team sweeps first five places in Isle of Man TT Race (125cc, 250cc)

1962	• American Depositary Receipts (ADRs) issued at market price Adopted consolidated accounting using U.S. Securities and Exchange Commission (SEC) standards

• Construction of Suzuka Circuit completed

1963	• Honda Benelux N.V. (Belgium) begins production of motorcycles

• Honda’s first sports car (S500) and light truck (T360) released

1964	• Automobile production begins at Saitama Factory, Sayama

1965	• Thai Honda Mfg. Co., Ltd. (Bangkok) established

• Honda U.K. Ltd., established in London

• E300 portable generator introduced

• Honda wins its first F1 victory, in Mexico

1966	• S800 sales and export commenced

1967	• Motorcycle production begins in Thailand

• Automobile production begins at Suzuka Factory

1968	• Cumulative motorcycle production reaches 10 million units

1969	• Automobile and motorcycle production commenced in Malaysia

• Cumulative domestic power product production reaches one million units

1971	• Knockdown motorcycle production begins in Mexico

1972	• Details of CVCC low-emission engine system announced

• CVCC engine complies with the U.S. Muskie Act of 1975 Civic released

1973	• Motorcycle production begins in the Philippines

1974	• Motorcycle production begins in Indonesia

1975	• Automobile production begins in Indonesia

1976	• Kumamoto Factory inaugurated

• Motorcycle production begins at Honda Italia Industriale S.p.A.

• Accord CVCC (1,600cc) introduced

• Civic series cumulative production reaches one million units

1977	• ADRs listed on the New York Stock Exchange (NYSE)

• Consolidated financial disclosure commenced

• Motorcycle production begins at Moto Honda da Amazonia Ltda., in Manaus, Brazil

1979	• Quarterly financial disclosure commenced

• Honda of America Mfg., Inc., begins motorcycle production

1980	• Cumulative Accord production reaches one million units

1981	• Listed on the London Stock Exchange

• Cumulative power products production reaches five million units

1982	• Honda of America Mfg., Inc., begins automobile production

1983	• Listed on the Zurich, Geneva and Basel stock exchanges

• Honda signs joint development agreement with Rover Group Ltd.

1984	• Automobile production commenced in Thailand

• Cumulative motorcycle production in Belgium reaches one million units

1985	• Listed on the Paris Stock Exchange

• Motorcycle engine production begins in the U.S.

• Motorcycle production commenced in India

• Motorcycle engine production commenced in Malaysia

• Cumulative power products production reaches 10 million units

1986	• Automobile production begins at Honda Canada Inc.

• Motorcycle production commenced in Spain

• Power products production commenced in France

1987	• Cumulative motorcycle production in Brazil reaches one million units

• Cumulative domestic motorcycle production reaches 50 million units, a world first

• Cumulative Civic production reaches five millions units

1988	• Motorcycle production begins in Mexico

• Automobile production begins at Honda New Zealand

• Cumulative automobile production reaches 15 million units

• High-performance VTEC engine announced

1989	• Second automobile plant in the U.S. begins production in East Liberty, Ohio

• Honda Motor Europe Ltd. (U.K.) established

• Cumulative power products production reaches 15 million units

1991	• Honda posts its 60th Grand Prix victory in the Brazil GP

1992	• Automobile production in the U.K. begins

• Cumulative Super Cub production reaches 20 million units, a world record

• Cumulative automobile production reaches 20 million units

• Cumulative power products production reaches 20 million units

1993	• Honda’s power product engines meet California emission regulations, a world first

1994	• Automobile production commenced in the Philippines

• Automobile production commenced in Pakistan

• New automobile plant constructed in Thailand

1995	• Honda introduced first gasoline-powered vehicle to meet ULEV (Ultra Low Emission Vehicle) standards

• Cumulative world production for the Civic reaches 10 million units

• Cumulative automobile production in North America reaches five million units

• Cumulative automobile production reaches 30 million units

• Automobile production begins in Mexico

1996	• Motorcycle production begins in Turkey

• Step Wagon released

• Human robot prototype announced

1997	• ISO 14001 certification achieved for Hamamatsu Factory and Tochigi Factory

• Automobile production begins in Brazil

• Automobile production begins in Turkey

• ISO 14001 certification achieved for Belgium auto parts plant

• Motorcycle production commenced in Vietnam

• Cumulative motorcycle production reaches 100 million units

• Construction of Twin Ring Motegi completed

1998	• 50th anniversary

• Cumulative automobile production reaches seven million units in North America

• Automobile production commenced in India

1999	• Automobile production commenced at Guangzhou Honda Automobile Co., Ltd., in China

• Fuel cell vehicle FCX-V1 and FCX-V2 announced

2000	• Cumulative Accord production in the U.S. reaches 5 million units

• FCX-V3 fuel cell vehicle announced

• ASIMO humanoid robot announced

2001	• Honda Headquarters achieves ISO 14001 environmental management certification

• Cumulative total of automobiles manufactured in North America reaches 10 million

• Production begins at new motorcycle production company in India

• New small car, the Fit, released

• FCX-V4 fuel cell vehicle announced

• Minimum investment unit lowered to 100 shares, from 1,000

• Second automobile plant in the U.K. commenced operations

• New automobile plant in the U.S., Honda Manufacturing of Alabama, LLC, commenced operations

2002	• Common stock-to-ADR exchange ratio changed from two shares of common stock to one ADR, to one share of common stock to two ADRs

• Celebrated 25th anniversary of listing on the NYSE; ASIMO rang the opening bell for trading

• Government certification to the passenger car plant in China exclusively for export

• Honda FCX fuel cell vehicle delivered both in Japan and the U.S

2003	• Cumulative automobile production in the United Kingdom reaches one million units

• New automobile plant in Taiwan commenced operations

• New automobile plant in Malaysia commenced operations

• New automobile plant in Indonesia commenced operations

2004	• Honda FC Stack, a next-generation fuel cell stack capable of cold-starts and operation at temperatures as low as minus 20ºC, developed

• Cumulative automobile production in the United States reaches ten million units

• Cumulative automobile production in Canada reaches three million units

• Production capacity at Guangzhou Honda Automobile Co., Ltd., in China, expanded to 240 thousand units

• Production of CR-V commences at Dongfeng Honda Automobile (Wuhan) Co., Ltd., in China

• Second line at Alabama plant in the United States commences operations

• Cumulative automobile production at Ohio plant in the United States reaches ten million units

Financial Section

CONTENTS

36	Financial Summary

38	Financial Review

52	Consolidated Balance Sheets

54	Consolidated Statements of Income

55	Consolidated Statements of Stockholders’ Equity

56	Consolidated Statements of Cash Flows

57	Notes to Consolidated Financial Statements

82	Report of Independent Registered Public Accounting Firm

83	Selected Quarterly Financial Data (Unaudited and Not Reviewed)

83	Net Sales and Operating Income by Business Segment

FINANCIAL SUMMARY

Honda Motor Co., Ltd. and Subsidiaries

Years ended or at March 31

	1994	1995	1996	1997	1998	1999
Sales, income, and dividends
Net sales and other operating revenue	¥3,862,716	¥3,966,164	¥4,252,250	¥5,293,302	¥5,999,738	¥6,231,041
Operating income	75,834	106,936	138,741	397,238	456,852	540,978
Income before income taxes and equity in income of affiliates	46,890	94,287	115,134	390,722	443,351	520,511
Income taxes	33,719	44,904	58,281	189,044	201,278	229,624
Equity in income of affiliates	10,528	12,142	13,948	19,490	18,552	14,158
Net income	23,699	61,525	70,801	221,168	260,625	305,045
As percentage of sales	0.6%	1.6%	1.7%	4.2%	4.3%	4.9%
Cash dividends paid during the period	13,631	13,635	13,638	13,640	16,563	20,463
Research and development	188,815	203,004	220,573	251,128	285,863	311,632
Interest expense	35,379	34,382	30,601	27,514	27,655	27,890

Assets, long-term debt, and stockholders’ equity
Total assets	¥2,921,084	¥3,014,410	¥3,516,113	¥4,191,294	¥4,815,265	¥5,034,247
Long-term debt	612,511	589,537	656,461	734,255	677,750	673,084
Total stockholders’ equity	967,345	1,017,462	1,144,540	1,388,430	1,607,914	1,763,855

Depreciation	143,229	125,115	125,007	141,351	153,337	177,666
Capital expenditures	121,838	128,644	150,489	217,782	309,517	237,080

Per common share
Net income:
Basic	¥24.34	¥63.16	¥72.68	¥227.00	¥267.49	¥313.05
Diluted	24.28	63.00	72.63	226.97	267.45	313.05
Cash dividends paid during the period	14	14	14	14	17	21
Stockholders’ equity	993.47	1,044.44	1,174.73	1,425.04	1,650.14	1,810.20

Per American share
Net income:
Basic	12.17	31.58	36.34	113.50	133.74	156.52
Diluted	12.14	31.50	36.31	113.48	133.72	156.52
Cash dividends paid during the period	7.0	7.0	7.0	7.0	8.5	10.5
Stockholders’ equity	496.73	522.22	587.36	712.52	825.07	905.10

Sales progress
Sales amounts:*
Japan	¥1,282,771	¥1,326,487	¥1,540,463	¥1,826,284	¥1,710,813	¥1,556,333
	33%	33%	36%	35%	29%	25%
Overseas	2,579,945	2,639,677	2,711,787	3,467,018	4,288,925	4,674,708
	67%	67%	64%	65%	71%	75%
Total	¥3,862,716	¥3,966,164	¥4,252,250	¥5,293,302	¥5,999,738	¥6,231,041
	100%	100%	100%	100%	100%	100%

Unit sales:
Motorcycles	4,251	4,910	5,488	5,325	5,257	4,295
Automobiles	1,753	1,794	1,887	2,184	2,343	2,333
Power Products	1,632	1,909	2,268	2,521	2,857	3,412

Number of employees	91,300	92,800	96,800	101,100	109,400	112,200

Exchange rate (yen amounts per U.S. dollar)
Rates for the period-end	¥103	¥89	¥106	¥124	¥132	¥121
Average rates for the period	108	99	96	113	123	128

					Yen (millions)	U.S. dollars (millions)
	2000	2001	2002	2003	2004	2004
Sales, income, and dividends
Net sales and other operating revenue	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600	$77,232
Operating income	418,639	401,438	661,202	724,527	600,144	5,678
Income before income taxes and equity in income of affiliates	416,063	384,976	551,342	609,755	641,927	6,073
Income taxes	170,434	178,439	231,150	245,065	252,740	2,391
Equity in income of affiliates	16,786	25,704	42,515	61,972	75,151	711
Net income	262,415	232,241	362,707	426,662	464,338	4,393
As percentage of sales	4.3%	3.6%	4.9%	5.4%	5.7%
Cash dividends paid during the period	20,463	22,412	24,360	30,176	33,541	317
Research and development	334,036	352,829	395,176	436,863	448,967	4,248
Interest expense	18,920	21,400	16,769	12,207	10,194	96

Assets, long-term debt, and stockholders’ equity
Total assets	¥4,898,428	¥5,667,409	¥6,940,795	¥7,681,291	¥8,328,768	$78,804
Long-term debt	574,566	368,173	716,614	1,140,182	1,394,612	13,195
Total stockholders’ equity	1,930,373	2,230,291	2,573,941	2,629,720	2,874,400	27,197

Depreciation	172,139	170,342	194,944	220,874	213,445	2,020
Capital expenditures	222,891	285,687	303,424	316,991	287,741	2,722

					Yen	U.S. dollars
Per common share
Net income:
Basic	¥269.31	¥238.34	¥372.23	¥439.43	¥486.91	$4.61
Diluted	269.31	238.34	372.23	439.43	486.91	4.61
Cash dividends paid during the period	21	23	25	31	35	0.33
Stockholders’ equity	1,981.07	2,288.87	2,641.55	2,734.69	3,054.90	28.90

Per American share
Net income:
Basic	134.65	119.17	186.11	219.71	243.45	2.30
Diluted	134.65	119.17	186.11	219.71	243.45	2.30
Cash dividends paid during the period	10.5	11.5	12.5	15.5	17.5	0.16
Stockholders’ equity	990.53	1,144.43	1,320.77	1,367.34	1,527.45	14.45

					Yen (millions)	U.S. dollars (millions)
Sales progress
Sales amounts:*
Japan	¥1,612,191	¥1,740,340	¥1,868,746	¥1,748,706	¥1,628,493	$15,408
	26%	27%	25%	22%	20%
Overseas	4,486,649	4,723,490	5,493,692	6,222,793	6,534,107	61,824
	74%	73%	75%	78%	80%
Total	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	8,162,600	77,232
	100%	100%	100%	100%	100%

					Thousands
Unit sales:
Motorcycles	4,436	5,118	6,095	8,080	9,206
Automobiles	2,473	2,580	2,666	2,888	2,983
Power Products	4,057	3,884	3,926	4,584	5,407

Number of employees	112,400	114,300	120,600	126,900	131,600

Exchange rate (yen amounts per U.S. dollar)
Rates for the period-end	¥106	¥124	¥133	¥120	¥106
Average rates for the period	112	111	125	122	113

Notes:

(1)	The amounts for the fiscal year ended March 31, 2004, have been translated into U.S. dollars at the rate of ¥105.69=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2004.
(2)	Net income per common (or American) share amounts are computed based on Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per Share.” All net income per common (or American) share data presented prior to fiscal 1998 has been restated to conform with the provisions of SFAS No. 128.
(3)	Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Net unrealized gains on marketable equity securities, less related income taxes, are included in accumulated other comprehensive income (loss) in the statements of stockholders’ equity, and net income for the fiscal year ended March 31, 1995, was not affected by the adoption of this Statement.
(4)	Effective fiscal 2000, due to the change in method of business segment categorization, all prior years’ unit sales under Sales progress have been restated to reflect the change: i.e., unit sales of all-terrain vehicles (ATVs) are now included in Motorcycles, but were previously included in Power Products.
(5)	Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas sales. However, owing to various factors including changes in transaction formats and contract terms, as of fiscal 2002, such sales are now recorded as domestic sales. The sales amount from such sales for fiscal 2002 amounted to ¥5,468 million.
(6)	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American share information has been restated for all periods presented to reflect this four-for-one ADR split.
(7)	Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2004. Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses in the year ended March 31, 2004. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been reclassified to and included in other income (expenses)—other.

*	The geographic breakdown of sales amounts is based on the location of customers.

FINANCIAL REVIEW

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter “net sales”) for fiscal 2004, ended March 31, 2004, amounted to ¥8,162.6 billion, up 2.4% from the previous fiscal year.

Of this amount, domestic net sales decreased by ¥120.2 billion, or 6.9%, to ¥1,628.4 billion, while overseas net sales increased by ¥311.3 billion, or 5.0% to ¥6,534.1 billion.

Operating Income

Operating income amounted to ¥600.1 billion, which was a decrease of 17.2% from the previous fiscal year.

This decrease was primarily due to negative impacts of the depreciation of the U.S. dollar against the yen and an increase in selling, general and administrative expenses, which offset positive impacts of increased revenue from increased unit sales and ongoing cost reduction effects.

Selling, General and Administrative Expenses/Research and Development Expenses

SG&A expenses for fiscal 2004 increased by ¥57.7 billion, or 4.0%, to ¥1,503.6 billion, reflecting increases in labor expenses, product warranty-related expenses and reserves with respect to our finance business in connection with growing unit sales in North America.

R&D expenses increased by ¥12.1 billion or 2.8%, to ¥448.9 billion.

Income before Income Taxes and Equity in Income of Affiliates

Income before Income Taxes and Equity in Income of Affiliates was up 5.3%, to ¥641.9 billion.

Other income & expenses, net improved by ¥156.5 billion from the previous fiscal year, due mainly to a decline in losses on derivative instruments and a decline in losses on impairment losses on available for sale marketable equity securities.

Equity in Income of Affiliates

Equity in income of affiliates increased 21.3%, to ¥75.1 billion, over the prior fiscal year. This increase was due mainly to increases in the results of affiliates in Asia.

Net Income

Net income amounted to ¥464.3 billion, an increase of 8.8%. The effective tax rate was 39.4%, a decline by 0.8 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥486.91, compared with ¥439.43 in fiscal 2003.

Liquidity and Capital Resources

The policy of Honda is to support its business activities by maintaining sufficient capital resources, an ample level of liquidity and a sound balance sheet.

Honda’s main business is the manufacture and sale of motorcycles, automobiles and power products. To support this business, it also provides retail financing and automobile leasing services for customers, as well as wholesale financing for dealers.

In its manufacturing and sales business, Honda requires operating capital mainly to purchase parts and materials required for production, as well as to control inventory of finished products and cover receivables from dealers. Honda also requires funds for capital expenditures, mainly to upgrade, rationalize and renew production facilities, as well as to expand and reinforce research and development and sales facilities.

Honda meets its operating capital requirements mainly through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes and commercial paper, as well as securitization of finance receivables.

Cash Flows

Consolidated cash and cash equivalents at end of year amounted to ¥724.4 billion as of March 31, 2004, up ¥177.0 billion from a year earlier.

Year-end cash and cash equivalents of business subsidiaries increased as net income, depreciation and other items sufficiently compensated for purchases of production-related property and equipment, as well as funds required for investments in Asian affiliates. Year-end cash and cash equivalents of finance subsidiaries, however, remained largely unchanged.

Net cash provided by operating activities amounted to ¥712.9 billion. Factors increasing cash flows included ¥464.3 billion in net income, ¥213.4 billion in depreciation and a ¥132.5 billion increase in trade payables related to Japanese and North American operations. By contrast, there was a ¥84.7 billion devaluation loss on derivative instruments and related others, which have no relation to cash flows.

Net cash used in investing activities totaled ¥967.4 billion. This was mainly due to a ¥749.4 billion increase in finance subsidiaries’ receivables associated with higher sales of automobiles in North America and elsewhere, as well as ¥287.7 billion in purchases of property, plant and equipment to upgrade, streamline and renew production facilities in North America and Asia. These factors outweighed ¥50.6 billion, including dividends from affiliates.

Net cash provided by financing activities was ¥459.5 billion. During the year, Honda raised ¥885.1 billion in long-term debt through the issue of bonds and medium-term notes, to meet capital requirements associated with an increase in liabilities of finance subsidiaries, as well as to repay ¥289.1 billion in long-term debt. By contrast, Honda also made ¥95.3 billion in payments for purchase of treasury stock and ¥33.5 billion in cash dividends paid.

The ¥724.4 billion in cash and cash equivalents at end of year corresponds to approximately one month of net sales, and Honda believes it has sufficient liquidity for its business operations. At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity.

For this reason, financial subsidiaries carry total short-term borrowings of ¥1,170.5 billion in the form of commercial paper issued regularly to replace debt. This serves as alternative liquidity for a back-up credit line equivalent to ¥674.4 billion. In addition, Honda currently has ample credit limits, extended by prominent international banks, that are not subject to contracts.

Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., and Standard & Poor’s Rating Services. Major current ratings, which are shown below, indicate that Honda will be able to raise funds even if it requires more capital than its present level of liquidity would allow.

The following table shows the ratings of Honda’s unsecured debt securities by Moody’s and Standard & Poor’s at the date of filing of this annual report.

	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	A1
Standard & Poors Rating Services	A-1	A+

The above ratings are based on information provided by Honda and other information deemed credible by the rating agencies. They are also based on the agencies’ assessment of credit risk associated with designated securities issued by Honda. Each rating agency uses different standards for calculating Honda’s credit rating, and also makes its own assessments. Ratings can be revised or nullified by agencies at any time. These ratings are not meant to serve as a recommendation for trading in or holding debt.

Off-Balance Sheet Arrangements

Special Purpose Entity

For the purpose of accelerating the receipt of cash related to our finance receivables, we periodically securitize and sell pools of these receivables. In these securitizations, we sell a portfolio of finance receivables to a special purpose entity, which is established for the limited purpose of buying and reselling finance receivables. We remain as a servicer of the finance receivables and are paid a servicing fee for our services. The special purpose entity transfers the receivables to a trust or bank conduit, which issues interest-bearing asset-backed securities or commercial paper, respectively, to investors. We retain certain subordinated interests in the sold receivables in the form of subordinated certificates, servicing assets and residual interests in certain cash reserves provided as credit enhancements for investors. We apply significant assumptions regarding prepayments, credit losses and average interest rates in estimating expected cash flows from the trust or bank conduit, which affect the recoverability of our retained interests in the sold finance receivables. We periodically evaluate these assumptions and adjust them, if appropriate, to reflect the performance of the finance receivables.

Guarantee

At March 31, 2004, we had guarantees of approximately ¥77.4 billion of bank loans of employees for their housing costs. If an employee defaults on his/her loan payments, we are required to perform under the guarantee. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately ¥77.4 billion. As of March 31, 2004, no amount was accrued for any estimated losses under the obligations, as it was probable that the employees would be able to make all scheduled payments.

Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations at March 31, 2004:

	(Millions of yen)
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	5 years
Long-term debt	1,881,737	487,125	1,010,203	377,142	7,267
Operating leases	94,911	24,350	27,549	12,341	30,671
Purchase commitments	29,707	29,707	—	—	—
(*)	Honda had commitments for purchases of property, plant and equipment at March 31, 2004.

At March 31, 2004, we had no material capital lease obligations or long-term liabilities reflected on our balance sheet under U.S. GAAP other than those set forth in the table above.

Capital Expenditures

Manufacturing-related expenditures in fiscal 2004 were applied to the expansion of manufacturing facilities, streamlining efforts, and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities.

Total capital expenditures for the year amounted to ¥287,741 million, down ¥29,250 million from the previous year. Spending by business segment is shown below.

	(Millions of yen)
Fiscal year ended March 31	2003	2004
Motorcycle Business	¥37,496	¥35,041
Automobile Business	270,263	240,416
Financial Services	646	430
Power Products and Other Businesses	8,586	11,854

Total	¥316,991	¥287,741

In the motorcycle business, we invested ¥35,041 million to upgrade, modernize and rationalize various facilities in the fiscal year ended March 31, 2004. This included investments in reforming our production organization.

In the automobile business, we made capital investments associated with introducing new models and reforming our production organization. We also constructed a second production line at Honda Manufacturing of Alabama, LLC, where we manufacture finished vehicles and engines. Capital investments in this segment totaled ¥240,416 million in the fiscal year ended March 31, 2004.

In the financial services segment, capital expenditures amounted to ¥430 million in the fiscal year ended March 31, 2004. Capital investments in power products and other businesses, totaling ¥11,854 million in the fiscal year ended March 31, 2004 were deployed to upgrade and modernize manufacturing facilities for power products and renovate facilities related to motor sports.

The Company did not sell or dispose of any major facilities in the fiscal year ended March 31, 2004.

Research and Development

The aim of the Honda Group’s research and development activities is to create original and internationally competitive products using advanced technologies. To this end, research and development activities is mainly conducted by subsidiaries managed with a high degree of independence, in which engineers can approach their tasks with greater independence.

Product-related research and development is spearheaded by the Honda Research Institute in Japan, Honda R&D Americas, Inc., in the United States and Honda R&D Europe (Deutschland) GmbH in Germany. All three entities work in close association with customers and business operations of their respective regions. Similarly, research and development with respect to production technologies, carried out mainly at Honda Engineering Co., Ltd., in Japan and Honda Engineering North America, Inc., is also working in close association with customers and business operations at local levels.

Total research and development expenditures for fiscal year ended March 31, 2004 amounted to ¥448,967 million. Research and development activities for each business segment are outlined below.

R&D Activities

Motorcycle Business

Honda is committed to developing motorcycles with new value-added features that meet the individual needs of customers around the world, and to implementing timely local development of regional products at its overseas locations. At the same time, we focus on developing technologies that lead the industry in addressing safety and environmental issues.

Major fiscal 2004 achievements in research and development activities in Japan include the release of the Smart Dio Z4. This scooter is equipped with the world’s first electronically controlled programmed fuel injection (PGM-FI) system for use in a four-stroke 50cc engine and features enhanced start-up performance and response, as well as improved fuel economy and cleaner exhaust emissions. Also released in Japan was the Spacy 100, a scooter manufactured in China with a highly reliable four-stroke 100cc engine and air injection (secondary air supply) system that reduces pollutant gases in emissions.

In North America, we released the FourTrax Rancher AT, a 400cc four-wheel-drive ATV equipped with Honda’s proprietary automatic transmission. In Europe, we began sales of the CBF600, a sports bike fitted with an antilock braking system, as well as the CBR1000RR, which incorporates advanced technology and new styling developed originally for Honda’s racing motorcycles. The CBR1000RR is a super sports model featuring an electronically controlled steering damper that optimizes dampening characteristics in accordance with riding speed and acceleration. In India, we began sales of the Eterno, a scooter with a wheel-side engine combining the engine and drive system in one unit, providing a compact design and excellent fuel economy.

Research and development expenses in the Motorcycle Business Segment in fiscal 2004 totaled ¥73,094 million.

Automobile Business

In our Automobile Business Segment, we strive to develop innovative technologies and products by creativity-oriented development in response to customer needs. We also actively develop technologies that address environmental issues and provide enhanced safety performance.

Major achievements in Japan in fiscal 2004 include the development of the world’s first Collision Mitigation Brake System (CMS). This innovative system determines the likelihood of a collision based on distance to the vehicle ahead and relative speeds, warns the driver to take preventive action and initiates braking to reduce the vehicle’s speed. We also developed the E-Pretensioner, a seatbelt retraction mechanism that gently tightens seatbelts when a collision is likely, and also increases seatbelt tension to hold the driver more securely in place when a collision is deemed unavoidable. The E-Pretensioner and the CMS were installed in the Inspire and the Odyssey, both of which underwent a full model change. The new Inspire is also equipped with Honda’s new V6 3.0-liter engine with a variable cylinder system that improves fuel economy by varying the number of cylinders employed depending on driving conditions. Another development was a crash-compatibility body frame structure, designed to provide both improved self-protection and reduced aggressivity toward other vehicles during a vehicle-to-vehicle collision; this technology was also installed in the newly remodeled Life and Odyssey models. The new Odyssey also features a low floor platform, providing a more spacious interior than the previous model while reducing the vehicle’s roofline and offering powerful and sporty performance.

In North America, Honda released the all-new Acura TSX sports sedan, featuring a six-speed manual transmission. The Acura TL, newly remodeled luxury performance sedan is equipped with a new V6 3.2-liter engine that provides high performance yet meets California’s strict LEV-2 ULEV exhaust emission regulations. In Europe, we began sales of the diesel-powered Accord with a lightweight and compact engine that meets Euro 4 emissions gas regulations thanks to highly intelligent combustion control technology and Honda’s proprietary aluminum block manufacturing technology.

With respect to fuel cell vehicles, public road tests of the Honda FCX were held in Hokkaido, where the vehicle’s driving performance and ability to start in sub-zero temperatures were proved. The FCX is equipped with the Honda FC STACK, a next-generation fuel cell stack that is considerably smaller than earlier Honda prototype units, but with greatly increased output and possessing the ability to start at 20 degrees below freezing.

Research and development expenses in the Automobile Business Segment in fiscal 2004 totaled ¥364,334 million.

Power Products and Other Businesses

In the Power Products Business, we seek to develop products that meet customer’s lifestyles and needs while strengthening our lineup of products that address environmental issues.

We began sales of two new four-stroke outboard engines, the BF150 and the BF135, around the world. Both engines provide outstanding performance and meet emission regulations for 2008 set by the California Air Resources Board owing to Honda’s first ever lean-burn control system. We also began sales of the new GX35, a four-stroke engine with Honda’s original oil lubrication system that allows operation in any position. The GX35 was installed in the new UMK435 brushcutter, which began sales in the Japanese and European markets after undergoing a full model change. In India, we began sales of two low-noise generators, the EXK2800 and the EXK2800S. These generators meet the most stringent noise regulations in the world as a result of a noise dampening design with a three-chamber structure for the alternator (generator) and engine.

Research and development expenses in this segment in fiscal 2004 amounted to ¥11,539 million.

In the area of fundamental research, Honda pursues steady and varied research activities into technologies that may lead to innovative applications in the future.

Major recent research projects include the test operation of a new hydrogen supply system as part of our development of fuel cell technology. In addition to extracting hydrogen from natural gas for delivery to fuel cell vehicles, the system also supplies heat and electricity. We have installed the system at the Los Angeles research facility of Honda R&D Americas and are conducting trials for supplying electricity to the facility while providing hydrogen to the Honda FCX.

Another in-house development, a new electrolysis unit that generates hydrogen from water, we believe is the most efficient electrolysis unit in the world. It has been incorporated in a solar-powered water electrolyzing hydrogen station, which has undergone trial operation at the Los Angeles facility since 2001. Advanced thin-film solar panels made by Honda Engineering have also been installed at the facility. The results are enhanced hydrogen production efficiency and lower amounts of energy consumed during the manufacture of hydrogen devices. Honda plans to continue with its tests in hydrogen production adopting these two methods, and to engage in research into hydrogen supply stations.

In the area of small aircraft, Honda has developed the HF118 Turbofan Engine, which is both lightweight and fuel-efficient. The engine has been mounted on the HondaJet, an experimental compact business jet that commenced test flights in the United States in December 2003.

Expenses incurred in fundamental research are distributed among each of Honda’s business segments.

On March 31, 2004, Honda owned more than 8,900 patents and 600 utility model registrations in Japan and more than 13,000 patents abroad. Honda also had applications pending for more than 19,600 patents in Japan and for more than 15,500 patents abroad. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. While the Company considers that, in the aggregate, Honda’s patents are important, it does not consider any one of such patents, or any related group of them, to be of such importance that the expiration or termination thereof would materially affect Honda’s business.

Segment Information

Business segments

Motorcycles

In fiscal 2004, domestic units sales of motorcycles fell 6.7%, to 403,000 units. Overseas unit sales, by contrast, rose 15.1%, to 8,803,000 units. As a result, total unit sales of motorcycles amounted to 9,206,000 units, up 13.9%. Net sales in the motorcycle segment increased 1.9%, to ¥996.2 billion, due mainly to higher unit sales, which compensated for negative currency translation effects. Operating income, however, declined 25.9%, to ¥42.4 billion.

Automobiles

Domestic unit sales of automobiles in fiscal 2004 fell 15.7%, to 716,000 units, while overseas unit sales climbed 11.2%, to 2,267,000 units. Consequently, total unit sales of automobiles grew 3.3%, to 2,983,000 units, compared to the prior fiscal year. Net sales in this segment increased 2.4%, to ¥6,592.0 billion, thanks to increased unit sales overseas, which outweighed negative currency translation effects. Operating income fell 20.4%, to ¥438.8 billion.

Financial Services

Net sales from Honda’s financial services business rose 2.0%, to ¥245.8 billion, compared to the prior fiscal year. Operating income edged up 0.6%, to ¥108.4 billion.

Power Products and Other Businesses

Domestic unit sales of power products grew 1.1%, to 477,000 units. Overseas unit sales climbed 11.1%, to 4,570,000 units. Accordingly, total unit sales of power products rose 10.1%, to 5,047,000 units, compared to the prior fiscal year.

Net sales from power products and other businesses increased 4.7%, to ¥341.6 billion, due mainly to higher unit sales of power products. Operating income increased 28.3%, to ¥10.3 billion.

Geographical segments

Geographical segments are based on the location of the Company and its subsidiaries.

Japan

Despite a decline in domestic sales of automobiles, net sales in Japan remained largely unchanged, at ¥3,930.8 billion, owing mainly to an increase in automobile exports. Domestic operating income also remained relatively unchanged, at ¥192.4 billion.

North America

Net sales in North America edged down 0.8%, to ¥4,673.0 billion, due mainly to negative currency translation effects, which offset increased unit sales of motorcycles, automobiles and power products. Operating income dropped 30.2%, to ¥310.1 billion over the prior fiscal year.

Europe

Increased units sales of automobiles, together with positive currency translation effects, boosted net sales in Europe 15.0%, to ¥948.5 billion. Operating income increased 78.3%, to ¥25.8 billion over the prior fiscal year.

Asia

Net sales in Asia increased 34.6%, to ¥704.1 billion, as increased unit sales of motorcycles and automobiles compensated for negative currency translation effects. Operating income rose 18.2%, to ¥44.6 billion over the prior fiscal year.

Other Regions

Higher unit sales of motorcycles, automobiles and power products led to a 26.9% rise in net sales in other regions, to ¥348.2 billion over the prior fiscal year. Operating income was up 2.5%, to ¥23.7 billion over the prior fiscal year.

Application of Critical Accounting Policies

Critical accounting policies are those that require the application of our most difficult, subjective or complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period, would have had a material impact on the presentation of our financial condition and results of operations. The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in note 1 to the consolidated financial statements. We have identified the following critical accounting policies with respect to our financial presentation.

Product Warranty

We warrant our product for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sales and other factors. Our warranty expense accruals are costs for general warranties on products we sell, product recalls and service actions outside the general warranties. We provide for estimated warranty expenses at the time products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Our products contain certain parts manufactured by third party suppliers. As the manufacturing suppliers typically warrant these parts, expected receivables from warranties of these suppliers are deducted from our estimates of warranty expense accruals.

We believe that the accounting estimate related to warranty expense accruals is a “critical accounting estimate” because changes in it can materially affect net income, and it requires us to estimate the frequency and amounts of future claims, which are inherently uncertain.

Our policy is to continuously monitor warranty expense accruals to determine their adequacy. Therefore, warranty expense accruals are maintained at an amount we deem adequate to cover estimated warranty expense.

Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty expense accruals.

Allowance for Credit Losses

Our finance subsidiaries provide wholesale financing to dealers and retail lending and direct financing leases to customers mainly in order to support sales of our products principally in North America. We classify the receivables derived from those services as finance subsidiaries-receivables.

An allowance for credit losses is maintained to cover estimated losses on finance subsidiaries-receivables. To determine the overall allowance amount, receivables are segmented into pools with common characteristics such as product and collateral types. For each of these pools, we estimate losses primarily based on our historic loss experiences, delinquency rates, recovery rates and scale and composition of the portfolio, taking factors into consideration such as changing economic conditions and changes in operational policies and procedures.

We believe that the accounting estimate related to allowance for credit losses is a “critical accounting estimate” because it requires us to make assumptions about inherently uncertain items including future economic trends, quality of finance subsidiaries-receivables and other factors.

We review the adequacy of the allowance for credit losses, and the allowance for credit losses is maintained at an amount that we deem sufficient to cover the estimated credit losses on our owned portfolio of finance receivables. Actual losses may differ from original estimate as a result of actual results varying from those assumed in our estimates.

As an example of the sensitivity of the allowance calculation, the following scenario demonstrates the impact that a deviation in one of the primary factors estimated as a part of our allowance calculation would have an effect on the provision and allowance for credit losses. If we had experienced a 10% increase in net credit losses during fiscal 2004 in our North America portfolio, the provision for fiscal 2004 and the allowance balance at the end of fiscal 2004 would have increased by approximately ¥4.1 and ¥2.4 billion, respectively. Note that these sensitivities may be asymmetric, and are specific to the base condition in fiscal 2004.

Additional narrative of the Change in provision for credit loss as below

The following table shows information related to our credit loss experience in our North America portfolio:

	(Billions of yen)
	2002	2003	2004
Charge-offs (net of recoveries)	¥7.4	¥13.2	¥16.2
Provision for credit losses	13.3	21.9	28.8
Allowance for credit losses	11.6	16.6	23.7
Ending receivable balance	2,500.6	3,051.0	3,301.5
Average receivable balance	2,075.8	2,692.0	3,201.0
Charge-offs as a % of average receivable balance	0.36%	0.49%	0.51%
Allowance as a % of ending receivable balance	0.47%	0.55%	0.72%

Fiscal Year 2004 Compared with Fiscal Year 2003

Net charge-offs in our North America portfolio increased by ¥3.0 billion, or 23%, primarily due to the increase in the size of our owned portfolio of finance receivables, continued economic weakness contributing to increased customer defaults, and continued weakness in used car markets reducing recoveries from sales of repossessed vehicles.

However, charge-offs as a percentage of average receivables remained consistent with the previous fiscal year, increasing by only 0.02%.

This can be attributed to the growth in receivables in the current fiscal year, which reduced this percentage.

The provision for credit losses in our North America portfolio increased by ¥6.8 billion, or 31%, due to increased charge-offs and the increase in the allowance balance.

The allowance in our North America portfolio was increased by ¥7.0 billion, or 42%, primarily due to an increase in Finance receivables, as well as an increase in our estimate of probable credit losses in the portfolio.

We expect charge-offs to increase due recent growth in new loan contracts.

Historically, the majority of customer defaults occur when loans are between one-half to one year old. As a result of recent growth in new loan contracts, charge-offs were estimated to increase accordingly in one-half to one year. Therefore, we estimated the allowance as a percentage of the amount of receivables as of March 31, 2004 to be 0.72%, which was 0.17% higher than for the fiscal year ended March 31, 2003.

Fiscal Year 2003 Compared with Fiscal Year 2002

Net charge-offs in our North America portfolio increased by ¥5.7 billion, or 77%.

The significant increase in charge-offs was due primarily to an increase in contract over the prior fiscal year, the weakening economy, and weakness in used car markets. However, charge-offs as a percentage of average finance receivables increased by 0.13% (from 0.36% to 0.49%).

This can be attributed to the growth in finance receivables in fiscal 2003, which reduced this percentage.

The provision for credit losses increased by ¥8.6 billion, or 65%, and the allowance increased by ¥5.0 billion, or 43%, due to an increase in finance receivables, increased charge-offs, and an increase in our estimate of probable credit losses in the portfolio.

Allowance for Losses on Lease Residual Values

End-customers of vehicles leased under a direct financing lease typically have an option to buy the leased vehicle from the car dealership (dealer) for the estimated residual value of the vehicle or to return the leased vehicle to the dealer at the end of the lease term. Likewise, dealers have the option to return the vehicle to our finance subsidiaries or to buy the leased vehicle at the end of the lease term from our finance subsidiaries.

The likelihood that the leased vehicle will be purchased varies depending on the difference between the actual market value of the vehicle at the end of the lease and the residual value estimated at the time of inception of the lease.

Our finance subsidiaries initially determine the residual value of the leased vehicle by using our estimation of future used vehicle values, which take into consideration data gathered from third parties. Our finance subsidiaries recognize a loss on the excess of the actual residual value over the fair market value of a returned vehicle when the leased vehicle is returned to the finance subsidiary at the end of the lease term. Our finance subsidiaries purchase insurance to cover a portion of the estimated residual value at the end of the lease term of vehicles leased to customers under direct financing leases. An allowance for expected losses on lease residual values is maintained to cover estimated losses on the uninsured portion of the vehicles’ residual values.

We project two important components of losses in determining our allowance for losses on lease residual values: expected frequency of returns, or the percentage of leased vehicles we expect to be returned by customers at the end of the lease term, and expected loss severity, or the expected difference between the residual value and the amount we receive through sales of returned vehicles plus proceeds from insurance. We estimate losses on lease residual values by evaluating several different factors, including trends in historical and projected used vehicle values and general economic measures.

We believe that the accounting estimate related to allowance for losses on lease residual values is a “critical accounting estimate” because it is highly susceptible to market volatility and requires us to make assumptions about future economic trends and lease residual values.

The allowance is maintained at an amount we deem adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. Evaluating the adequacy of the allowance requires us to make assumptions of inherently uncertain factors, including changes in economic conditions. As a result, actual losses incurred may differ from original estimates.

If future auction values for all Honda and Acura vehicles in our US lease portfolio as of March 31, 2004, were to decrease by approximately ¥10,000 per unit from our present estimates, the total impact would be an increase of our allowance for losses on residual value by about ¥1.6 billion, which would be charged to our provision for losses on residual values in the current year.

Similarly, if future return rates for our existing portfolio of Honda and Acura vehicles were to increase by one percentage point from our present estimates, the total impact would be to increase our allowance for losses on residual values by about ¥0.4 billion, which would be charged to our provision for losses on residual values in the current year.

Note that these sensitivities may be asymmetric, and are specific to the base conditions in fiscal 2004.

Pension and Other Postretirement Benefits

We have various pension plans covering substantially all of our employees in Japan and in certain foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including discount rate, rate of salary increase and expected long-term rate of return on plan assets. The discount rate and expected long-term rate of return on plan assets are determined based on our evaluation of current market conditions including changes in interest rates. The salary increase assumptions reflect our actual experience as well as near-term outlook. Our assumed discount rate and rate of salary increase as of March 31, 2004 were 2.0% and 2.3%, respectively, and our assumed expected long-term rate of return for the year ended March 31, 2004 was 4.0% for Japanese plans. Our assumed discount rate and rate of salary increase as of March 31, 2004 were 5.8-6.8% and 4.3-6.7%, respectively, and our assumed expected long-term rate of return for fiscal 2004 was 6.8-8.5% for foreign plans.

We believe that the accounting estimates related to our pension plans are “critical accounting estimates” because changes in these estimates can materially affect our financial condition and results of operations.

Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in future periods.

We believe that the assumptions used are appropriate. However, differences in actual experience or changes in assumptions could affect our pension costs and obligations, including our cash requirements to fund such obligations.

The following table shows the effect on our funded status, equity and pension expense from a 0.5% change in the assumed discount rate and the expected long-term rate of return.

Japanese Plans			(Billions of yen)

Assumptions	Percentage point change	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-137.6/+157.2	+69.3/-77.3	-8.4/+11.9
Expected long-term rate of return	+0.5/-0.5	—	—	-4.0/+4.0

Foreign Plans

Assumptions	Percentage point change	Funded status	Equity	Pension expense
Discount rate	+0.5/-0.5	-21.9/+23.1	+7.6/-7.1	-2.4/+3.3
Expected long-term rate of return	+0.5/-0.5	—	—	-0.8/+0.8

(*1)	Note that these sensitivities may be asymmetric, and are specific to the base conditions at March 31, 2004.
(*2)	Funded status for fiscal 2004 is affected by March 31, 2004 assumptions.

Pension expense for fiscal 2004 is affected by March 31, 2003 assumptions.

Quantitative and Qualitative Disclosure About Market Risk

Honda is exposed to market risks, which are changes in foreign currency exchanges rates, in interest rates and in prices of marketable equity securities. Honda is party to derivative financial instruments in the normal course of business in order to manage risks associated with changes in foreign currency exchange rates and in interest rates. Honda does not hold any derivative financial instruments for trading purposes.

Foreign Currency Risk

Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars).

Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts.

The tables below provide information about our derivatives related to foreign exchange risk as of March 31, 2003 and 2004. For forward exchange contracts and currency options, the table presents the contract amount and fair value. All forward exchange contracts and currency options to which we are party have original maturities of less than one year.

Foreign Exchange Risk

	2003			2004
	(Millions of yen)		Average contractual rate	(Millions of yen)		Average contractual rate
	Contract amounts	Fair value		Contract amounts	Fair value
Forward Exchange Contract
To sell US$	¥187,765	(1,650)	119.96	¥260,110	4,345	107.34
To sell EUR	82,117	(2,613)	127.92	67,123	2,176	132.80
To sell CAD	33,616	(1,052)	81.45	22,716	110	80.93
To sell GBP	26,126	198	189.01	21,695	(13)	191.70
To sell other foreign currencies	22,532	(339)	—	14,140	315	—
To buy US$	4,536	56	118.41	3,774	(74)	107.62
To buy other foreign currencies	64	(1)	—	32	6	—
Cross-currencies	185,909	1,176	—	173,108	(437)	—

Total	¥542,665	(4,225)		¥562,698	6,428

Currency Option
Option purchased to sell US$	¥141,001	1,257	—	¥50,497	1,454	—
Option written to sell US$	141,879	(1,096)	—	64,497	(192)	—
Option purchased to sell other currencies	12,804	90	—	2,050	151	—
Option written to sell other currencies	21,744	(396)	—	4,099	(10)	—
Option purchased to buy other currencies	6,166	74	—	—	—	—
Option written to buy other currencies	6,166	(40)	—	—	—	—

Total	¥329,760	(111)		¥121,143	1,403

Interest Rate Risks

Honda is exposed to market risk for changes in interest rates related primarily to its debt obligations and finance receivables. In addition to short-term financing such as commercial paper, Honda has long-term debt with both fixed and floating rates. Our finance receivables are primarily fixed rate. Interest swap agreements are mainly used to convert floating rate financing to (normally 3-5 years) fixed rate financing in order to match financing costs with income from finance receivables. Foreign currency and interest rate swap agreements used among different currencies, also serve to hedge foreign currency exchange risk as well as interest rate risk.

The following tables provide information about Honda’s financial instruments that were sensitive to changes in interest rates at March 31, 2003 and 2004. For finance receivables and long-term debt, these tables present principal cash flows, fair value and related weighted average interest rates. For interest rate swaps and currency and interest rate swaps, the table presents notional amounts, fair value and weighted average interest rates. Variable interest rates are determined using formulas such as LIBOR+ a and an index at the fiscal year end.

Interest Rate Risk

Finance Subsidiaries-Receivables

	2003		2004
	(Millions of yen)		(Millions of yen)								Average interest rate
					Expected maturity date
	Total	Fair value	Total	Within 1-year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Fair value
Direct Finance Leases:
JP¥	¥12,580	*	¥22,817	13,357	4,892	2,801	1,181	584	2	*	5.90%
US$	1,495,739	*	1,454,460	460,147	390,696	402,437	201,161	19	—	*	5.03%
Other	193,128	*	244,439	74,845	58,389	58,946	51,886	329	44	*	6.23%

Total—Direct Finance Leases	¥1,701,447	*	¥1,721,716	548,349	453,977	464,184	254,228	932	46	*

Other Finance Receivables:
JP¥	¥336,198	304,648	¥331,559	124,041	88,982	59,307	34,020	15,616	9,593	301,749	5.90%
US$	1,253,115	1,272,876	1,510,120	513,342	297,993	288,009	253,294	142,095	15,387	1,522,724	5.03%
Other	230,514	224,201	264,546	140,520	50,044	38,162	25,036	9,902	882	256,201	7.38%

Total—Other Finance Receivables	¥1,819,827	1,801,725	¥2,106,225	777,903	437,019	385,478	312,350	167,613	25,862	2,080,674

Retained interest in the sold pool of finance receivables**	67,024	67,024	61,072							61,072

Total	¥3,588,298		¥3,889,013

*:	Under accounting principles generally accepted in the United States of America, disclosure of fair values of direct finance leases is not required.
**:	The retained interest in the sold pool of finance receivables is accounted for as “trading” securities and is reported at fair value.

Long-Term Debt (including current maturities)

	2003		2004
	(Millions of yen)		(Millions of yen)								Average interest rate
					Expected maturity date
	Total	Fair value	Total	Within 1-year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Fair value
Japanese yen bonds	¥141,000	142,250	¥171,000	30,000	—	61,000	50,000	30,000	—	170,989	0.75%
Japanese yen medium-term notes	228,788	231,608	379,707	45,500	93,079	56,607	96,511	84,810	3,200	382,677	0.53%
U.S. dollar medium-term notes	764,833	767,662	1,028,039	388,252	334,339	215,239	—	90,209	—	1,033,548	1.54%
U.S. dollar commercial paper	210,223	210,223	184,690	—	184,690	—	—	—	—	184,690	1.04%
Loans and others—primarily fixed rate	99,680	99,838	118,301	23,373	45,682	19,567	20,963	4,649	4,067	118,482	2.60%

Total	¥1,444,524	1,451,581	¥1,881,737	487,125	657,790	352,413	167,474	209,668	7,267	1,890,386

Interest Rate Swaps

		2003		2004
		(Millions of yen)		(Millions of yen)								Average receive rate	Average pay rate
Notional principal currency	Receive/ Pay				Expected maturity date						Fair value
		Contract amounts	Fair value	Contract amounts	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
JP¥	Float/Fix	¥10,268	(174)	¥5,499	20	108	2,076	1,160	1,135	1,000	(103)	0.84%	1.32%
US$	Float/Fix	1,791,621	(40,293)	1,997,417	187,539	379,131	792,942	637,805	—	—	(21,866)	1.12%	2.69%
	Fix/Float	2,404	94	114,145	—	2,114	22,194	—	89,837	—	4,064	3.60%	1.30%
	Float/Float	65,028	13	71,975	47,666	24,309	—	—	—	—	(2)	1.26%	1.21%
CA$	Float/Fix	312,719	(2,311)	238,581	18,831	54,534	54,406	93,439	17,371	—	(5,409)	2.29%	4.10%
	Fix/Float	—	—	19,877	5,205	2,374	—	35	12,263	—	261	4.28%	2.25%
	Float/Float	55,349	227	19,878	—	—	—	19,878	—	—	(94)	2.25%	2.35%
GBP	Float/Fix	32,633	(539)	66,232	24,266	19,327	14,966	6,316	1,357	—	83	4.45%	4.72%
	Fix/Float	17,050	58	22,575	7,651	6,873	4,926	2,514	611	—	83	4.82%	4.19%
NZD	Float/Fix	664	(1)	—	—	—	—	—	—	—	—

Total		¥2,287,736	(42,926)	¥2,556,179	291,178	488,770	891,510	761,147	122,574	1,000	(22,983)

Currency & Interest Rate Swaps

			2003		2004
			(Millions of yen)		(Millions of yen)								Average receive rate	Average pay rate
Receiving side currency	Paying side currency	Receive/ Pay				Expected maturity date						Fair value
			Contract amounts	Fair value	Contract amounts	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
JP¥	US$	Fix/Float	¥150,579	319	¥255,323	16,605	69,789	29,113	73,444	66,372	—	25,836	0.63%	1.40%
		Float/Float	63,685	1,623	81,678	22,227	9,055	23,517	13,490	13,389	—	8,540	0.22%	1.37%
JP¥	EUR	Fix/Float	11,253	(995)	12,000	12,000	—	—	—	—	—	198	0.05%	2.04%
JP¥	CA$	Float/Float	13,848	50	8,647	1,072	4,301	—	—	—	3,274	(329)	0.65%	2.47%
JP¥	GBP	Fix/Float	43,626	(587)	13,028	13,028	—	—	—	—	—	(70)	0.06%	4.45%
Other	Other	Fix/Float	1,893	(290)	1,665	1,665	—	—	—	—	—	39	8.95%	1.12%
		Float/Float	17,857	291	29,915	29,915	—	—	—	—	—	(260)	1.35%	4.53%

	Total		¥302,741	411	¥402,256	96,512	83,145	52,630	86,934	79,761	3,274	33,954

Equity Price Risk

Honda is exposed to equity price risk as a result of its holdings in marketable equity securities. Marketable equity securities included in Honda’s investment portfolio are generally securities of domestic Japanese companies and are held for purposes other than trading. At March 31, 2003 and 2004, the estimated fair value of marketable equity securities was ¥66.8 billion and ¥98.3 billion, respectively.

Additionally, Honda has convertible notes and convertible preferred stocks with conversion features that enable Honda to convert its investment into common shares of the issuer. Convertible features are accounted for as embedded derivatives.

The conversion features are measured at fair value in our consolidated balance sheets, and the changes in fair value are recognized as other income or expenses in our consolidated statements of income.

Business Segment Information

	Yen (millions)
Years ended or at March 31	2003	2004
Net sales and other operating revenue:
Motorcycle Business
Sales to unaffiliated customers	¥978,095	¥996,290
Automobile Business
Sales to unaffiliated customers	6,440,094	6,592,024
Financial Services
Sales to unaffiliated customers	237,958	242,696
Intersegment sales	3,037	3,138

Total	240,995	245,834
Power Products and Other Businesses
Sales to unaffiliated customers	315,352	331,590
Intersegment sales	10,971	10,070

Total	326,323	341,660
Eliminations	(14,008)	(13,208)

Consolidated	¥7,971,499	¥8,162,600

Operating income:
Motorcycle Business	¥57,230	¥42,433
Automobile Business	551,392	438,891
Financial Services	107,813	108,438
Power Products and Other Businesses	(8,092)	10,382

Consolidated	¥724,527	¥600,144

Assets:
Motorcycle Business	¥798,530	¥764,893
Automobile Business	3,624,639	3,727,259
Financial Services	3,505,017	3,818,915
Power Products and Other Businesses	241,085	247,451
Corporate assets and eliminations	(487,980)	(229,750)

Consolidated	¥7,681,291	¥8,328,768

Depreciation:
Motorcycle Business	¥25,311	¥25,156
Automobile Business	187,839	181,266
Financial Services	804	359
Power Products and Other Businesses	6,920	6,664

Consolidated	¥220,874	¥213,445

Capital expenditures:
Motorcycle Business	¥37,496	¥35,041
Automobile Business	270,263	240,416
Financial Services	646	430
Power Products and Other Businesses	8,586	11,854

Consolidated	¥316,991	¥287,741

Geographical Segment Information

	Yen (millions)
Years ended or at March 31	2003	2004
Net sales and other operating revenue:
Japan
Sales to unaffiliated customers	¥1,975,518	¥1,879,141
Transfers between geographical segments	1,943,465	2,051,729

Total	3,918,983	3,930,870
North America
Sales to unaffiliated customers	4,580,004	4,552,941
Transfers between geographical segments	131,906	120,069

Total	4,771,910	4,673,010
Europe
Sales to unaffiliated customers	663,032	756,312
Transfers between geographical segments	161,551	192,235

Total	824,583	948,547
Asia
Sales to unaffiliated customers	487,415	637,163
Transfers between geographical segments	35,710	67,009

Total	523,125	704,172
Others
Sales to unaffiliated customers	265,530	337,043
Transfers between geographical segments	8,865	11,222

Total	274,395	348,265
Eliminations	(2,281,497)	(2,442,264)

Consolidated	¥7,971,499	¥8,162,600

Operating income:
Japan	¥191,419	¥192,451
North America	444,383	310,150
Europe	14,498	25,843
Asia	37,809	44,672
Others	23,211	23,799
Eliminations	13,207	3,229

Consolidated	¥724,527	¥600,144

Assets:
Japan	¥2,392,252	¥2,370,214
North America	4,182,861	4,539,320
Europe	535,507	571,419
Asia	362,432	435,815
Others	109,827	141,851
Corporate assets and eliminations	98,412	270,149

Consolidated	¥7,681,291	¥8,328,768

Consolidated Balance Sheets Divided into Non-Financial Services Businesses and Finance Subsidiaries

	Yen (millions)
At March 31, 2003 and 2004	2003	2004
Assets
Non-financial services businesses
Current Assets:	¥2,987,609	¥3,033,178
Cash and cash equivalents	530,343	707,917
Trade accounts and notes receivable	450,241	377,049
Inventories	751,980	765,433
Other current assets	1,255,045	1,182,779
Investments and advances	557,971	743,427
Property, plant and equipment, at cost	1,376,137	1,418,397
Other assets	325,398	269,073

Total assets	5,247,115	5,464,075

Finance subsidiaries
Cash and cash equivalents	17,061	16,504
Finance subsidiaries––short-term receivables, net	1,106,917	1,271,171
Finance subsidiaries––long-term receivables, net	2,231,804	2,378,345
Other assets	149,235	152,895

Total assets	3,505,017	3,818,915
Eliminations	(1,070,841)	(954,222)

Total assets	¥7,681,291	¥8,328,768

Liabilities and Stockholders’ Equity
Non-financial services businesses
Current liabilities:	¥1,950,980	¥2,017,607
Short-term debt	241,039	200,784
Current portion of long-term debt	9,753	6,912
Trade payables	835,302	913,649
Accrued expenses	653,570	691,637
Other current liabilities	211,316	204,625
Long-term debt	32,805	28,370
Other liabilities	789,031	724,331

Total liabilities	2,772,816	2,770,308

Finance subsidiaries
Short-term debt	1,400,962	1,170,538
Current portion of long-term debt	294,596	482,563
Accrued expenses	128,870	127,232
Long-term debt	1,111,069	1,378,346
Other liabilities	269,252	287,705

Total liabilities	3,204,749	3,446,384
Eliminations	(925,994)	(762,324)

Total liabilities	5,051,571	5,454,368

Common stock	86,067	86,067
Capital surplus	172,529	172,719
Legal reserves	29,391	32,418
Retained earnings	3,161,664	3,589,434
Accumulated other comprehensive income (loss)	(763,165)	(854,573)
Treasury stock	(56,766)	(151,665)

Total stockholders’ equity	2,629,720	2,874,400

Total liabilities and stockholders’ equity	¥7,681,291	¥8,328,768

Consolidated Statements of Cash Flows Divided into Non-Financial Services Businesses and Finance Subsidiaries

	Yen (millions)
	2003		2004
Years ended March 31, 2003 and 2004	Non-financial services businesses	Finance subsidiaries	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net income	¥412,636	¥14,265	¥423,794	¥40,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	220,070	804	213,086	359
Deferred income taxes	(18,139)	86,572	34,532	78,890
Equity in income of affiliates	(62,638)	—	(75,424)	—
Loss on derivative instruments and related others	(1,956)	38,939	(74,469)	(10,314)
Decrease (increase) in trade accounts and notes receivable	(19,774)	—	53,035	—
Decrease (increase) in inventories	(146,574)	—	(51,836)	—
Increase (decrease) in trade payables	28,273	—	130,322	—
Other, net	131,705	163	(104,351)	65,493

Net cash provided by operating activities	543,603	140,743	548,689	174,997

Cash flows from investing activities:
Decrease (increase) in investments and advances	(122,255)	(551)	94,562	12
Capital expenditures	(316,345)	(646)	(287,311)	(430)
Proceeds from sales of property, plant and equipment	16,273	165	14,398	4,759
Decrease (increase) in finance subsidiaries–receivables	—	(796,314)	—	(745,872)

Net cash used in investing activities	(422,327)	(797,346)	(178,351)	(741,531)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(70,207)	156,825	(37,401)	(97,505)
Proceeds from long-term debt	8,240	767,749	11,663	885,084
Repayment of long-term debt	(9,886)	(283,589)	(11,169)	(278,079)
Proceeds from issuance of common stock	—	16,967	—	57,280
Cash dividends paid	(30,221)	(194)	(33,566)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(2,131)	—	280
Payment for purchase of treasury stock, net	(56,717)	—	(95,312)	—

Net cash provided by (used in) financing activities	(158,791)	655,627	(165,785)	567,060

Effect of exchange rate changes on cash and cash equivalents	(22,940)	(606)	(26,979)	(1,083)

Net change in cash and cash equivalents	(60,455)	(1,582)	177,574	(557)

Cash and cash equivalents at beginning of year	590,798	18,643	530,343	17,061

Cash and cash equivalents at end of year	¥530,343	¥17,061	¥707,917	¥16,504

Notes:

1.	Subsidiaries engaged in financial services are referred to as finance subsidiaries. Other subsidiaries are referred to as non-financial services businesses.
2.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥121,276 million, while finance subsidiaries generated a negative free cash flow of ¥656,603 million in fiscal 2003. Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt and repayment of long-term debt. Excluding the increase in loans to finance subsidiaries (¥124,908 million), free cash flow for non-financial services businesses in fiscal 2003 was ¥246,184 million.
3.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥370,338 million, while finance subsidiaries generated a negative free cash flow of ¥566,534 million in fiscal 2004. Excluding the increase in loans to finance subsidiaries (¥112,116 million), free cash flow for non-financial services businesses in fiscal 2004 was ¥258,222 million.
4.	For each cash flow item shown above, the sum of the amounts for the non-financial services businesses and the finance subsidiaries do not necessarily equal the consolidated amounts reflected in the Company’s audited consolidated statements of cash flows appearing elsewhere in this annual report due to the existence of intercompany transactions such as loans from the non-financial services businesses to the finance subsidiaries described in Notes 2 and 3 which have not been eliminated in the unaudited consolidated statements of cash flows presented above.

CONSOLIDATED BALANCE SHEETS

Honda Motor Co., Ltd. and Subsidiaries

March 31, 2003 and 2004

	Yen (millions)		U.S. dollars (millions) (note 2)
Assets	2003	2004	2004
Current assets:
Cash and cash equivalents	¥547,404	¥724,421	$6,854
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥8,343 million in 2003 and ¥9,177 million ($87 million) in 2004	444,498	373,416	3,533
Finance subsidiaries–receivables, net (note 3)	1,097,541	1,264,620	11,966
Inventories (note 4)	751,980	765,433	7,242
Deferred income taxes (note 9)	202,376	222,179	2,102
Other current assets (note 7)	248,561	303,185	2,869

Total current assets	3,292,360	3,653,254	34,566

Finance subsidiaries–receivables, net (note 3)	2,230,020	2,377,338	22,494

Investments and advances:
Investments in and advances to affiliates (note 5)	272,753	298,242	2,822
Other, including marketable equity securities (note 6)	140,218	242,824	2,297

Total investments and advances	412,971	541,066	5,119

Property, plant and equipment, at cost (note 7):
Land	342,991	354,762	3,357
Buildings	942,747	968,159	9,160
Machinery and equipment	2,023,724	2,072,347	19,608
Construction in progress	72,112	49,208	465

	3,381,574	3,444,476	32,590
Less accumulated depreciation	1,987,231	2,008,945	19,008

Net property, plant and equipment	1,394,343	1,435,531	13,582

Other assets (notes 7 and 9)	351,597	321,579	3,043

Total assets	¥7,681,291	¥8,328,768	$78,804

See accompanying notes to consolidated financial statements.

	Yen (millions)		U.S. dollars (millions) (note 2)
Liabilities and Stockholders’ Equity	2003	2004	2004
Current liabilities:
Short-term debt (note 7)	¥877,954	¥734,271	$6,948
Current portion of long-term debt (note 7)	304,342	487,125	4,609
Trade payables:
Notes	26,076	29,096	275
Accounts	804,595	882,141	8,347
Accrued expenses	777,492	813,733	7,699
Income taxes payable (note 9)	64,179	31,194	295
Other current liabilities (notes 7 and 9)	267,752	357,259	3,380

Total current liabilities	3,122,390	3,334,819	31,553

Long-term debt (note 7)	1,140,182	1,394,612	13,195

Other liabilities (notes 7, 8, 9 and 11)	788,999	724,937	6,859

Total liabilities	5,051,571	5,454,368	51,607

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares; issued 974,414,215 shares in 2003 and 2004	86,067	86,067	815
Capital surplus	172,529	172,719	1,634
Legal reserves (note 10)	29,391	32,418	307
Retained earnings (note 10)	3,161,664	3,589,434	33,962
Accumulated other comprehensive income (loss) (notes 6, 9, 11 and 13)	(763,165)	(854,573)	(8,086)
Treasury stock, at cost 12,797,465 shares in 2003 and 33,498,264 shares in 2004	(56,766)	(151,665)	(1,435)

Total stockholders’ equity	2,629,720	2,874,400	27,197

Commitments and contingent liabilities (notes 16 and 17)
Total liabilities and stockholders’ equity	¥7,681,291	¥8,328,768	$78,804

CONSOLIDATED STATEMENTS OF INCOME

Honda Motor Co., Ltd. and Subsidiaries

Years ended March 31, 2002, 2003 and 2004

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Net sales and other operating revenue (note 3)	¥7,362,438	¥7,971,499	¥8,162,600	$77,232

Operating costs and expenses:
Cost of sales (notes 1(r) and 3)	5,004,764	5,364,204	5,609,806	53,078
Selling, general and administrative (note 1(r))	1,301,296	1,445,905	1,503,683	14,228
Research and development	395,176	436,863	448,967	4,248

	6,701,236	7,246,972	7,562,456	71,554

Operating income	661,202	724,527	600,144	5,678

Other income (notes 1 (p), (r) and 6):
Interest	7,445	7,445	9,299	88
Other	1,898	5,741	54,909	519

	9,343	13,186	64,208	607

Other expenses (notes 1 (c), (p), (r) and 6):
Interest	16,769	12,207	10,194	96
Other	102,434	115,751	12,231	116

	119,203	127,958	22,425	212

Income before income taxes and equity in income of affiliates	551,342	609,755	641,927	6,073

Income taxes (note 9):
Current	223,064	176,632	139,318	1,318
Deferred	8,086	68,433	113,422	1,073

	231,150	245,065	252,740	2,391

Income before equity in income of affiliates	320,192	364,690	389,187	3,682

Equity in income of affiliates (note 5)	42,515	61,972	75,151	711

Net income	¥362,707	¥426,662	¥464,338	$4,393

	Yen			U.S. dollars (note 2)
	2002	2003	2004	2004
Basic net income per common share (note 1 (n))	¥372.23	¥439.43	¥486.91	$4.61

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Honda Motor Co., Ltd. and Subsidiaries

Years ended March 31, 2002, 2003 and 2004

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Common stock:
Balance at beginning of year	¥86,067	¥86,067	¥86,067	$815

Balance at end of year	86,067	86,067	86,067	815

Capital surplus:
Balance at beginning of year	172,529	172,529	172,529	1,632
Reissuance of treasury stock	—	—	190	2

Balance at end of year	172,529	172,529	172,719	1,634

Legal reserves:
Balance at beginning of year	27,929	28,969	29,391	278
Transfer from retained earnings (note 10)	1,040	422	3,027	29

Balance at end of year	28,969	29,391	32,418	307

Retained earnings:
Balance at beginning of year	2,428,293	2,765,600	3,161,664	29,915
Net income for the year	362,707	426,662	464,338	4,393
Cash dividends (note 10)	(24,360)	(30,176)	(33,541)	(317)
Transfer to legal reserves (note 10)	(1,040)	(422)	(3,027)	(29)

Balance at end of year	2,765,600	3,161,664	3,589,434	33,962

Accumulated other comprehensive income (loss) (notes 6, 9, 11 and 13):
Balance at beginning of year	(484,527)	(479,175)	(763,165)	(7,221)
Other comprehensive income (loss) for the year, net of tax	5,352	(283,990)	(91,408)	(865)

Balance at end of year	(479,175)	(763,165)	(854,573)	(8,086)

Treasury stock:
Balance at beginning of year	—	(49)	(56,766)	(537)
Purchase of treasury stock	(49)	(56,717)	(95,318)	(902)
Reissuance of treasury stock	—	—	419	4

Balance at end of year	(49)	(56,766)	(151,665)	(1,435)

Total stockholder’s equity	¥2,573,941	¥2,629,720	¥2,874,400	$27,197

Disclosure of comprehensive income:
Net income for the year	¥362,707	¥426,662	¥464,338	$4,393
Other comprehensive income (loss) for the year, net of tax (notes 6, 9, 11 and 13)
Adjustments from foreign currency translation	119,401	(169,391)	(195,941)	(1,854)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(10,882)	(1,047)	21,246	201
Reclassification adjustments for losses realized in net income	2,975	7,137	—	—
Minimum pension liabilities adjustment	(106,142)	(120,689)	83,287	788

	5,352	(283,990)	(91,408)	(865)

Total comprehensive income for the year	¥368,059	¥142,672	¥372,930	$3,528

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Honda Motor Co., Ltd. and Subsidiaries

Years ended March 31, 2002, 2003 and 2004

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Cash flows from operating activities (note 12):
Net income	¥362,707	¥426,662	¥464,338	$04,393
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	194,944	220,874	213,445	2,020
Deferred income taxes	8,086	68,433	113,422	1,073
Equity in income of affiliates	(42,515)	(61,972)	(75,151)	(711)
Provision for credit and lease residual losses on finance subsidiaries-receivables	22,139	39,377	46,940	444
Loss (gain) on derivative instruments and related others, net	21,740	36,983	(84,783)	(802)
Decrease (increase) in assets:
Trade accounts and notes receivable	5,539	(16,842)	50,925	482
Inventories	10,191	(146,574)	(51,836)	(490)
Other current assets	69,243	(104,583)	(154,320)	(1,460)
Other assets	(28,577)	(44,820)	(24,018)	(227)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(14,101)	28,675	132,541	1,254
Accrued expenses	75,772	130,615	64,830	613
Income taxes payable	20,551	3,964	(31,068)	(294)
Other current liabilities	(41,717)	17,708	13,763	130
Other liabilities	59,762	30,412	43,656	413
Other, net	26,186	59,215	(9,742)	(92)

Net cash provided by operating activities	749,950	688,127	712,942	6,746

Cash flows from investing activities:
Decrease (increase) in investments and advances	1,392	(16,041)	40,598	384
Payment for purchase of available-for-sale securities	(4,605)	(3,904)	(61)	(1)
Proceeds from sales of available-for-sale securities	3,689	40,682	10,082	95
Capital expenditures	(303,424)	(316,991)	(287,741)	(2,722)
Proceeds from sales of property, plant and equipment	7,416	16,438	19,157	181
Acquisitions of finance subsidiaries-receivables	(2,900,128)	(3,265,076)	(3,564,012)	(33,721)
Collections of finance subsidiaries-receivables	1,615,182	1,710,833	1,993,892	18,865
Proceeds from sales of finance subsidiaries-receivables	693,907	760,500	820,650	7,765

Net cash used in investing activities	(886,571)	(1,073,559)	(967,435)	(9,154)

Cash flows from financing activities:
Increase (decrease) in short-term debt	5,997	(47,959)	(7,910)	(75)
Proceeds from long-term debt	624,070	775,987	885,162	8,375
Repayment of long-term debt	(298,718)	(292,063)	(289,107)	(2,736)
Cash dividends paid (note 10)	(24,360)	(30,176)	(33,541)	(317)
Increase (decrease) in commercial paper classified as long-term debt	649	(2,131)	280	3
Payment for purchase of treasury stock, net	—	(56,717)	(95,312)	(902)

Net cash provided by financing activities	307,638	346,941	459,572	4,348

Effect of exchange rate changes on cash and cash equivalents	20,905	(23,546)	(28,062)	(265)

Net change in cash and cash equivalents	191,922	(62,037)	177,017	1,675

Cash and cash equivalents at beginning of year	417,519	609,441	547,404	5,179

Cash and cash equivalents at end of year	¥609,441	¥547,404	¥724,421	$06,854

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Honda Motor Co., Ltd. and Subsidiaries

1. General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 31 separate factories, 5 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

Net sales and other operating revenue by category of activity for the year ended March 31, 2004 were derived from: motorcycle business 12.2%, automobile business 80.8%, financial services 3.0%, power products and other businesses 4.0%. Operating income by category of activity for the year ended March 31, 2004 was derived from: motorcycle business 7.1%, automobile business 73.1%, financial services 18.1%, and power products and other businesses 1.7%. The total assets at March 31, 2004 were attributable to: motorcycle business 9.2%, automobile business 44.7%, financial services 45.9%, power products and other businesses 3.0%, and corporate assets (net of company-wide accounts eliminated in consolidation) (2.8%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the year ended March 31, 2004, 77.0% of net sales and other operating revenue (¥6,283,459 million; $59,452 million) was derived from subsidiaries operating outside Japan (2003: ¥5,995,981 million, 2002: ¥5,274,673 million). Net sales and other operating revenue for the year ended March 31, 2004 was geographically broken down based on the location of customers as follows: Japan 20.0%, North America 55.7%, Europe 9.4%, Asia 9.8% and others 5.1%. For the year ended March 31, 2004, 67.4% of operating income (¥404,464 million; $3,827 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2003: ¥519,901 million, 2002: ¥439,192 million). Also, 68.3% of Honda’s assets at March 31, 2004 (¥5,688,405 million; $53,822 million) was identified with foreign operations (2003: ¥5,190,627 million).

(b) Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America.

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. Honda applied FIN 46R as of March 31, 2004. The implementation of FIN 46R did not have a significant effect on Honda’s consolidated financial statements.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in other expenses––other, for each of the years in the three-year period ended March 31, 2004 were ¥4,512 million, ¥9,658 million and ¥11,753 million ($111 million), respectively.

Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies are accounted for using the equity method.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(e) Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2003 and 2004 were not significant.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(g) Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h) Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at March 31, 2003 or 2004, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance receivables. Honda did not hold any “held-to-maturity” securities at March 31, 2003 or 2004.

Honda periodically reviews the fair value of investment securities. If the fair value of investment securities has declined below our cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the investment securities and the carrying value is reduced to its fair value through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(i) Goodwill

On April 1, 2002, Honda adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Intangible Assets” and ceased amortizing its goodwill at that time. SFAS No. 142 requires that goodwill be not amortized, but instead be tested for impairment at least annually. Prior to adopting SFAS No. 142, Honda amortized goodwill on a straight-line basis over the expected periods to be benefited, generally five years. The adoption of SFAS No.142 did not have a material effect on Honda’s consolidated financial position and results of operations. Honda completed its transitional impairment test of goodwill effective April 1, 2002 and its annual test effective March 31, 2003 and 2004 as prescribed by SFAS No. 142 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2003 and 2004 were ¥15,566 million and ¥17,666 million ($167 million), respectively.

Net income and basic net income per common share exclusive of goodwill amortization expense recognized under previous accounting standards on an after-tax basis in the three-year period ended March 31, 2004 is as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Reported net income	¥362,707	¥426,662	¥464,338	$4,393
Add back: Goodwill amortization	2,056	—	—	—

Adjusted net income	¥364,763	¥426,662	¥464,338	$4,393

	Yen			U.S. dollars (note 2)
	2002	2003	2004	2004
Basic net income per common share
Reported net income	¥372.23	¥439.43	¥486.91	$4.61
Goodwill amortization	2.11	—	—	—

Adjusted net income	¥374.34	¥439.43	¥486.91	$4.61

(j) Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	Up to 50 years
Machinery and equipment	2 to 20 years

(k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”, which retains the fundamental provisions in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. Honda adopted the provisions of SFAS No. 144 on April 1, 2002. The adoption of SFAS No.144 did not have a material effect on Honda’s consolidated financial position and results of operations.

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2004 were ¥213,836 million, ¥234,670 million and ¥239,332 million ($2,264 million), respectively. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

(n) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2002, 2003 and 2004 was 974,408,513, 970,952,677 and 953,638,262, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2002, 2003 or 2004.

(o) Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the year-end rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. Translation adjustments resulting therefrom are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

Foreign currency transaction gains (losses) included in other income (expenses)––other for each of the years in the three-year period ended March 31, 2004 are as follows:

Yen (millions)			U.S. dollars (millions) (note 2)
2002	2003	2004	2004
¥(46,678)	¥520	¥13,668	$129

(p) Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133,” on April 1, 2001, which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is immediately recognized in earnings.

The cumulative effect adjustments upon the adoption of SFAS No. 133 and SFAS No. 138, net of the related income tax effect, resulting in a decrease to net income of ¥89 million and a decrease to other comprehensive income of ¥5,998 million. Due to the immateriality of the amount, the cumulative effect adjustment to net income of ¥89 million and the cumulative effect adjustment to other comprehensive income of ¥5,998 million were recognized in other expenses in the consolidated statements of income for the year ended March 31, 2002.

As Honda does not apply hedge accounting subsequent to the adoption of SFAS No.133 and SFAS No. 138, changes in the fair value of its derivative instruments are recognized in earnings in the period of the change. The amount recognized in earnings included in other expenses––other during the year ended March 31, 2002 and 2003, excluding the cumulative effect adjustment, was ¥14,039 and ¥19,910 million, respectively, while included in other income––other during the year ended March 31, 2004 was ¥122,583 million ($1,160 million). In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥806 million gain, ¥12,778 million loss and ¥36,410 million ($344 million) loss in other income (expenses)—other during the years ended March 31, 2002, 2003 and 2004, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries of ¥31,424 million loss, ¥45,988 million loss and ¥38,894 million ($368 million) loss are included in other income (expenses)––other during the years ended March 31, 2002, 2003 and 2004. These gains and losses are presented on a net basis.

(q) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2004 are as follows:

Yen (millions)			U.S. dollars (millions) (note 2)
2002	2003	2004	2004
¥134,358	¥144,791	¥146,698	$1,388

(r) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2004.

Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses in the year ended March 31, 2004. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges in finance subsidiaries, which were previously recorded in cost of sales, have been reclassified to and included in other income (expenses)—other. As a result of these reclassifications, operating profit for the years ended March 31, 2002 and 2003 increased by ¥21,906 million and ¥35,078 million, respectively.

2. Basis of Translating Financial Statements

The consolidated financial statements are expressed in Japanese yen. However, the consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars at the rate of ¥105.69 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2004.

Those U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the reader. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars.

3. Finance Subsidiaries–Receivables and Securitizations

Finance subsidiaries–receivables represent finance receivables generated by finance subsidiaries. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

Finance subsidiaries–receivables, net, consisted of the following at March 31, 2003 and 2004:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Direct financing leases	¥1,701,447	¥1,721,716	$16,290
Retail	1,550,787	1,822,873	17,248
Wholesale	241,039	256,588	2,428
Term loans to dealers	28,001	26,764	253

Total finance receivables	3,521,274	3,827,941	36,219
Retained interests in the sold pools of finance receivables	67,024	61,072	578

	3,588,298	3,889,013	36,797

Less:
Allowance for credit losses	18,628	26,327	249
Allowance for losses on lease residual values	22,355	26,124	247
Unearned interest income and fees	219,754	194,604	1,841

Finance subsidiaries–receivables, net	3,327,561	3,641,958	34,460
Less current portion	1,097,541	1,264,620	11,966

Noncurrent finance subsidiaries–receivables, net	¥2,230,020	¥2,377,338	$22,494

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2004 and thereafter:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2005	¥1,326,252	$12,549

2006	890,996	8,430
2007	849,662	8,039
2008	566,578	5,361
2009	168,545	1,595
After five years	25,908	245

	2,501,689	23,670

Total	¥3,827,941	$36,219

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2004 as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Finance income	¥209,315	¥240,995	¥245,834	$2,326
Finance cost	62,444	42,507	35,796	339

        Finance subsidiaries of the Company periodically sell finance receivables. Finance subsidiaries sold retail finance receivables subject to limited recourse provisions during the year ended March 31, 2002, 2003 and 2004 totaling approximately ¥694,149 million, ¥735,047 million and ¥793,261 million ($7,506 million), respectively, to investors. Pre-tax net gains on such sales for each of the years in the three-year period ended March 31, 2004, which are included in finance income in the table above, are ¥13,060 million, ¥10,144 million and ¥3,821 million ($36 million), respectively. Finance subsidiaries sold direct financing lease receivables subject to limited recourse provisions totaling approximately ¥24,791 million in 2002. The sale resulted in a net loss of ¥183 million for 2002, which is included in the gain on sale of receivables in 2002. No direct financing lease receivables were sold in 2003 and 2004.

Finance subsidiaries serviced approximately ¥984,898 million and ¥1,001,891 million ($9,480 million) of receivables for investors at March 31, 2003 and 2004, respectively.

Retained interests in securitizations were comprised of the following at March 31 2003 and 2004:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Subordinated certificates	¥34,621	¥30,775	$291
Residual interests	32,403	30,297	287

Total	¥67,024	¥61,072	$578

The changes in retained interest in securitizations for each of the years in the three-year period ended March 31, 2004 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Balance at beginning of year	¥88,898	¥106,879	¥67,024	$634
Additions	39,835	40,060	41,045	388
Repurchases	(8,914)	(45,404)	(7,716)	(73)
Amortization and fair value adjustments	(4,408)	2,582	868	8
Cash received	(15,729)	(27,317)	(32,140)	(304)
Foreign exchange translation	7,197	(9,776)	(8,009)	(75)

Balance at end of year	¥106,879	¥67,024	¥61,072	$578

At March 31, 2004, the significant assumptions used in estimating the retained interest in the sold pools of finance receivables are as follows:

Weighted average assumption
Prepayment speed	1.49%
Expected credit losses	0.34%
Residual cash flows discount rate	9.73%

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2004 are as follows:

	2002	2003	2004
Weighted average life (years)	2.40 to 3.92	3.84 to 4.24	3.45 to 4.50
Prepayment speed	0.75% to 1.30%	1.00% to 1.50%	1.00% to 1.50%
Expected credit losses	0.20% to 0.35%	0.21% to 0.35%	0.22% to 0.81%
Residual cash flows discount rate	5.96% to 12.00%	6.67% to 12.00%	5.30% to 12.00%

The outstanding balance of securitized financial assets at March 31, 2004 is summarized as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
	2004	2004
Receivables sold:
Retail	¥994,258	$9,408
Direct financing leases	7,633	72

Total receivables sold	¥1,001,891	$9,480

4. Inventories

Inventories at March 31, 2003 and 2004 are summarized as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Finished goods	¥504,548	¥521,146	$4,931
Work in process	23,728	22,237	210
Raw materials	223,704	222,050	2,101

	¥751,980	¥765,433	$7,242

5. Investments and Advances—Affiliates

Certain combined financial information in respect of affiliates accounted for on the equity method at March 31, 2003 and 2004, and for each of the years in the three-year period ended March 31, 2004 is shown below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Current assets	¥693,288	¥713,957	$6,755
Other assets, principally property, plant and equipment	739,974	796,967	7,541

	1,433,262	1,510,924	14,296
Current liabilities	543,836	548,466	5,189
Other liabilities	136,951	146,039	1,382

Net assets	¥752,475	¥816,419	$7,725

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Net sales	¥2,299,994	¥2,527,293	¥2,646,166	$25,037
Net income	103,632	153,422	168,905	1,598
Cash dividends received by Honda during the year	11,580	26,741	46,780	443

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

        Honda’s equity in undistributed income of affiliates at March 31, 2003 and 2004 included in retained earnings was ¥166,907 million and ¥194,417 million ($1,840 million), respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2003 and 2004, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2004:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Trade receivables from	¥24,085	¥26,487	$251
Trade payable to	90,035	106,831	1,011

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Purchases from	¥536,404	¥555,257	¥551,757	$5,221
Sales to	131,389	107,985	122,241	1,157

6. Investments and Advances—Other

Investments and advances—other at March 31, 2003 and 2004 consisted of the following:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Marketable equity securities	¥66,841	¥98,300	$930
Nonmarketable preferred stocks	16,200	16,200	153
Convertible preferred stocks	4,291	18,739	177
Convertible notes	6,010	49,759	471
Guaranty deposits	32,162	31,040	294
Life insurance contracts	4,385	4,181	40
Advances	1,786	4,064	38
Other	8,543	20,541	194

	¥140,218	¥242,824	$2,297

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at March 31, 2003 and 2004, is summarized below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Cost	¥34,063	¥30,928	$293
Fair value	66,841	98,300	930
Gross unrealized gains	34,207	67,694	640
Gross unrealized losses	1,429	322	3

Realized gains and losses from available-for-sale securities included in other expenses (income)—other for each of the years in the three-year period ended March 31, 2004, were, ¥11,356 million net losses, ¥21,797 million net losses and ¥3,468 million ($33 million) net gains, respectively.

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2004 were as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2004		2004
	Fair value	Unrealized losses	Fair value	Unrealized losses
Less than 12 months	¥155	¥(31)	$1	$(0)
12 months or longer	926	(291)	9	(3)

	¥1,081	¥(322)	$10	$(3)

7. Short-term and Long-term Debt

Short-term debt at March 31, 2003 and 2004 is as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Short-term bank loans	¥220,499	¥258,556	$2,446
Medium-term notes	325,737	85,979	814
Commercial paper	331,718	389,736	3,688

	¥877,954	¥734,271	$6,948

The weighted average interest rates on short-term debt outstanding at March 31, 2003 and 2004 were 1.99% and 1.58%, respectively.

Long-term debt at March 31, 2003 and 2004 is as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Honda Motor Co., Ltd.:
Loans, maturing through 2031:
Unsecured, principally from banks	¥278	¥253	$2

	278	253	2
Subsidiaries:
Commercial paper	210,350	184,958	1,750
Loans, maturing through 2024:
Secured, principally from banks	22,059	20,571	195
Unsecured, principally from banks	59,597	71,603	677
1.31% Japanese yen unsecured bond due 2005	30,000	30,000	284
0.69% Japanese yen unsecured bond due 2006	60,000	60,000	568
0.81% Japanese yen unsecured bond due 2006	1,000	1,000	10
0.47% Japanese yen unsecured bond due 2007	50,000	50,000	473
0.79% Japanese yen unsecured bond due 2008	—	30,000	284
Medium-term notes, maturing through 2010	1,011,367	1,433,620	13,564
Less unamortized discount, net	127	268	3

	1,444,246	1,881,484	17,802

Total long-term debt	1,444,524	1,881,737	17,804
Less current portion	304,342	487,125	4,609

	¥1,140,182	¥1,394,612	$13,195

The loans maturing through 2031 and through 2024 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.70% to 32.13% per annum at March 31, 2004 and weighted average interest rate on total outstanding long-term debt at March 31, 2003 and 2004 is 3.23% and 2.55%, respectively. Property, plant and equipment with a net book value of approximately ¥12,240 million and ¥11,425 million ($108 million) at March 31, 2003 and 2004, respectively, were subject to specific mortgages securing indebtedness.

At March 31, 2003 and 2004, ¥210,350 million and ¥184,958 million ($1,750 million), respectively, of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. The weighted average interest rate on commercial paper at March 31, 2003 and 2004 was approximately 1.88% and 1.04%, respectively.

Medium-term notes are unsecured, and their interest rates range from 0.59% to 8.95% at March 31, 2003 and from 0.53% to 8.95% at March 31, 2004.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2004 and thereafter:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2005	¥487,125	$4,609

2006	657,790	6,224
2007	352,413	3,334
2008	167,474	1,584
2009	209,668	1,984
After five years	7,267	69

	1,394,612	13,195

Total	¥1,881,737	$17,804

Certain of the Company’s subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swaps and interest rate swaps are included in other assets/liabilities and/or other current assets/liabilities in the consolidated balance sheets, as appropriate (see note 14). Unless a right of setoff exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2004, Honda had unused line of credit facilities amounting to ¥729,857 million ($6,906 million), of which ¥344,023 million ($3,255 million) related to commercial paper programs and ¥385,834 million ($3,651 million) related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2004, Honda also had committed lines of credit amounting to ¥692,467 million ($6,552 million), none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Certain debenture trust agreements provide that Honda must give additional security upon request of the trustee.

8. Other Liabilities

Other liabilities at March 31, 2003 and 2004 are summarized as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Allowance for product warranty, net of current portion	¥130,307	¥151,286	$1,431
Minority interest	52,546	59,185	560
Additional minimum pension liabilities (note 11)	555,206	419,747	3,971
Deferred income taxes	8,740	44,456	421
Other	42,200	50,263	476

	¥788,999	¥724,937	$6,859

9. Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2004 were allocated as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Income	¥231,150	¥245,065	¥252,740	$2,391

Stockholders’ equity—Accumulated other comprehensive income (loss) (note 13)	(80,772)	(85,643)	43,620	413

	¥150,378	¥159,422	¥296,360	$2,804

Income before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2004 consisted of the following:

	Yen (millions)
	Income before income taxes	Income taxes
		Current	Deferred	Total
2002:
Japanese	¥161,330	¥92,672	¥(19,970)	¥72,702
Foreign	390,012	130,392	28,056	158,448

	¥551,342	¥223,064	¥8,086	¥231,150

2003:
Japanese	¥176,515	¥114,809	¥(33,664)	¥81,145
Foreign	433,240	61,823	102,097	163,920

	¥609,755	¥176,632	¥68,433	¥245,065

2004:
Japanese	¥204,695	¥106,672	¥(16,448)	¥90,224
Foreign	437,232	32,646	129,870	162,516

	¥641,927	¥139,318	¥113,422	¥252,740

	U.S. dollars (millions) (note 2)
	Income before income taxes	Income taxes
		Current	Deferred	Total
2004:
Japanese	$1,936	$1,009	$(156)	$853
Foreign	4,137	309	1,229	1,538

	$6,073	$1,318	$1,073	$2,391

The significant components of deferred income tax expense for each of the years in the three-year period ended March 31, 2004 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Deferred tax expense (exclusive of the effects of the other components listed below)	¥8,375	¥73,783	¥120,097	$1,136
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	(2,298)	3,491	33
Decrease in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(289)	(3,052)	(10,166)	(96)

	¥8,086	¥68,433	¥113,422	$1,073

The Company is subject to a national corporate tax of 30%, an inhabitant tax of between 5.19% and 6.21% and a deductible business tax between 9.60% and 10.08%, which in the aggregate resulted in a statutory income tax rate of approximately 41% for each of the years in the three-year period ended March 31, 2004. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, which reduce standard business tax rates from 9.60% to 7.68% as well as additionally levying business tax based on corporate size. It will be effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after April 1, 2004. The foreign subsidiaries are subject to taxes based on income at rates ranging from 25% to 41%.

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2004 differs from the Japanese statutory income tax rate for the following reasons:

	2002	2003	2004
Statutory income tax rate	41.0%	41.0%	41.0%
Valuation allowance provided for current year operating losses of subsidiaries	2.9	0.8	2.6
Difference in statutory tax rates of foreign subsidiaries	(1.0)	(2.1)	(1.4)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.2)	(0.6)	(1.6)
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	(0.4)	0.5
Other	(0.8)	1.5	(1.7)

Effective tax rate	41.9%	40.2%	39.4%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2004 are presented below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Deferred tax assets:
Inventory valuation	¥63,142	¥24,051	$228
Allowance for dealers and customers	109,500	130,514	1,235
Foreign tax credit	32,735	10,166	96
Operating loss carryforwards	73,839	73,772	698
Minimum pension liabilities adjustment	221,481	167,224	1,582
Other accrued pension liabilities	78,544	89,263	845
Other	129,502	141,723	1,341

Total gross deferred tax assets	708,743	636,713	6,025
Less valuation allowance	65,040	71,726	679

Net deferred tax assets	643,703	564,987	5,346

Deferred tax liabilities:
Inventory valuation	(12,191)	(13,658)	(129)
Depreciation and amortization, excluding lease transactions	(35,590)	(50,100)	(474)
Lease transactions	(231,557)	(268,461)	(2,540)
Undistributed earnings of subsidiaries and affiliates	(43,493)	(22,737)	(215)
Net unrealized gains on marketable equity securities	(13,111)	(26,934)	(255)
Other	(21,617)	(53,995)	(511)

Total gross deferred tax liabilities	(357,559)	(435,885)	(4,124)

Net deferred tax asset	¥286,144	¥129,102	$1,222

Deferred income taxes at March 31, 2003 and 2004 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Current assets—Deferred income taxes	¥202,376	¥222,179	$2,102
Other assets	224,105	162,323	1,536
Other current liabilities	(131,597)	(210,944)	(1,995)
Other liabilities	(8,740)	(44,456)	(421)

Net deferred tax asset	¥286,144	¥129,102	$1,222

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income over the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003 and 2004.

        The net change in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 was an increase of ¥14,904 million, ¥3,911 million and ¥6,686 million ($63 million), respectively. The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets, taking into consideration projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate. Considering these factors, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards), net of existing valuation allowance within the foreseeable future.

At March 31, 2004, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥188,338 million ($1,782 million), which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
Within 1 year	¥900	$8
1 to 5 years	20,167	191
5 to 15 years	25,588	242
Indefinite periods	141,683	1,341

	¥188,338	$1,782

At March 31, 2003 and 2004, Honda did not recognize deferred tax liabilities of ¥16,710 million and ¥31,193 million ($295 million), respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were considered permanently reinvested. At March 31, 2003 and 2004, the undistributed earnings not subject to deferred tax liabilities were ¥725,263 million and ¥1,557,268 million ($14,734 million), respectively.

10. Dividends and Legal Reserves

The Japanese Commercial Code provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2004 represent dividends paid out during those years and the related appropriations to the legal reserves. Cash dividends per share for each of the years in the three-year period ended March 31, 2004 were ¥25, ¥31 and ¥35 ($0.33), respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥23 ($0.22) per share aggregating ¥21,641 million ($205 million) to be proposed in June 2004.

11. Pension and Other Postretirement Benefits

The Company and its subsidiaries have various pension plans covering substantially all of their employees in Japan and in certain foreign countries. Benefits under the plans are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Plan assets consist primarily of listed equity securities and bonds.

Retirement benefits for directors, excluding certain benefits, are provided in accordance with management policy. There are occasions where officers other than directors receive special lump-sum payments at retirement. Such payments are charged to income as paid since amounts vary with circumstances and it is impractical to compute a liability for future payments.

In January 2003, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. Honda EPF, including certain domestic subsidiaries, has decided to transfer the substitutional portion of its EPF to the government and received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF in April 2004 and is proceeding with the remaining steps to effectuate the transfer. The aggregate effect of this separation will be determined based on the Company’s total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. The Company has not yet determined the effect of the adoption on Honda’s consolidated financial position and results of operations as the fair value of plan assets and the pension benefit obligation to be transferred, determined pursuant to a government formula, will not be determined until the transfer of such assets and obligation is completed.

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2003	2004	2003	2004
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,365,694)	¥(1,537,055)	¥(161,172)	¥(185,645)
Service cost	(44,733)	(49,309)	(12,663)	(13,022)
Interest cost	(34,142)	(30,741)	(10,944)	(12,164)
Plan participants’ contributions	(6,669)	(7,487)	(684)	(811)
Actuarial gain (loss)	(136,938)	(7,626)	(14,128)	(19,748)
Benefits paid	29,205	29,339	1,523	1,814
Amendment	21,916	(15,523)	(30)	54
Foreign exchange translation	—	—	12,453	17,129

Benefit obligations at end of year	(1,537,055)	(1,618,402)	(185,645)	(212,393)

Change in plan assets:
Fair value of plan assets at beginning of year	692,926	625,240	146,063	140,482
Actual return on plan assets	(89,316)	132,336	(19,816)	37,688
Employer contributions	44,166	58,819	26,447	34,169
Plan participants’ contributions	6,669	7,487	684	811
Benefits paid	(29,205)	(29,339)	(1,523)	(1,814)
Foreign exchange translation	—	—	(11,373)	(16,487)

Fair value of plan assets at end of year	625,240	794,543	140,482	194,849

Funded status	(911,815)	(823,859)	(45,163)	(17,544)

Unrecognized actuarial loss	801,885	662,232	60,725	49,317
Unrecognized net transition obligations	7,796	6,761	454	374
Unrecognized prior service cost (benefit)	(89,438)	(68,002)	4,824	3,995

Net amount recognized	(191,572)	(222,868)	20,840	36,142

Adjustments to recognize additional minimum liabilities (note 8): Intangible assets	—	—	—	(1,056)
Amount included in accumulated other Comprehensive income (loss)	(549,236)	(410,570)	(5,970)	(8,121)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	¥(740,808)	¥(633,438)	¥14,870	¥26,965

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,537,055)	¥(1,613,967)	¥(72,844)	¥(87,498)
Accumulated benefit obligations	(1,366,048)	(1,424,689)	(56,673)	(67,494)
Fair value of plan assets	625,240	790,951	42,723	63,984

	U.S. dollars (millions) (note2)
	Japanese plans	Foreign plans
	2004	2004
Change in benefit obligations:
Benefit obligations at beginning of year	$(14,543)	$(1,757)
Service cost	(467)	(123)
Interest cost	(291)	(115)
Plan participants’ contributions	(71)	(8)
Actuarial gain (loss)	(72)	(187)
Benefits paid	278	17
Amendment	(147)	1
Foreign exchange translation	—	162

Benefit obligations at end of year	(15,313)	(2,010)

Change in plan assets:
Fair value of plan assets at beginning of year	5,916	1,329
Actual return on plan assets	1,252	357
Employer contributions	557	323
Plan participants’ contributions	71	8
Benefits paid	(278)	(17)
Foreign exchange translation	—	(156)

Fair value of plan assets at end of year	7,518	1,844

Funded status	(7,795)	(166)

Unrecognized actuarial loss	6,266	467
Unrecognized net transition obligations	64	4
Unrecognized prior service cost (benefit)	(643)	38

Net amount recognized	(2,108)	343

Adjustments to recognize additional minimum liabilities (note 8):
Intangible assets	—	(10)
Amount included in accumulated other comprehensive income (loss)	(3,885)	(77)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	$(5,993)	$256

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	$(15,271)	$(828)
Accumulated benefit obligations	(13,480)	(639)
Fair value of plan assets	7,484	605

Pension expense for each of the years in the three-year period ended March 31, 2004 included the following:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Japanese plans:
Service cost-benefits earned during the year	¥39,506	¥44,733	¥49,309	$466
Interest cost on projected benefit obligations	35,240	34,142	30,741	291
Expected return on plan assets	(30,083)	(31,711)	(32,041)	(303)
Net amortization and deferral	13,349	23,223	38,058	360

	¥58,012	¥70,387	¥86,067	$814

Foreign plans:
Service cost-benefits earned during the year	¥10,434	¥12,663	¥13,022	$123
Interest cost on projected benefit obligations	9,149	10,944	12,164	115
Expected return on plan assets	(9,739)	(9,593)	(12,947)	(122)
Net amortization and deferral	(978)	(1,781)	2,069	20

	¥8,866	¥12,233	¥14,308	$136

Weighted-average assumptions used to determine benefit obligation at March 31, 2003 and 2004 were as follows:

	2003	2004
Japanese plans:
Discount rate	2.0%	2.0%
Rate of salary increase	2.3%	2.3%
Foreign plans:
Discount rate	5.5–7.0%	5.8–6.8%
Rate of salary increase	4.0–6.7%	4.3–6.7%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three-year period ended March 31, 2004 were as follows:

	2002	2003	2004
Japanese plans:
Discount rate	3.0%	2.5%	2.0%
Rate of salary increase	2.8%	2.5%	2.3%
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
Discount rate	5.5–8.0%	5.5–7.5%	5.5–7.0%
Rate of salary increase	4.0–6.0%	4.0–6.0%	4.0–6.7%
Expected long-term rate of return	6.5–9.0%	6.5–9.0%	6.8–8.5%

Honda determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Honda considers the current expectations for future returns and the actual historical returns of each plan asset category.

Measurement date

The Company and its domestic subsidiaries use a March 31 measurement date for their plans.

Plan Assets

Honda’s domestic pension plan weighted-average asset allocations at March 31, 2003 and 2004, by asset category are as follows:

	2003	2004
Japanese plans:
Equity securities	45%	38%
Debt securities	43%	26%
Other	12%	36%

	100%	100%

The Company’s investment policies for the domestic pension benefit are designed to maximize total returns are available to provide future payments of pension benefits to eligible participants under accepted risks. Honda sets target assets allocations for the individual asset categories based on the estimated returns and risks in the long future. Plan assets are invested in individual equity and debt securities using the target assets allocation.

Obligations

The accumulated benefit obligation for all domestic defined benefit plans at March 31, 2003 and 2004 were ¥1,366,048 million and ¥1,427,769 million ($ 13,509 million), respectively.

Cash flows

Honda expects to contribute ¥41,912 million ($397 million) to its domestic pension plan in the year ending March 31, 2005.

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

12. Supplemental Disclosures of Cash Flow Information

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Cash paid during the year for:
Interest	¥105,614	¥100,368	¥91,207	$863
Income taxes	200,453	173,697	203,029	1,921

During the year ended March 31, 2004, the Company reissued its treasury stocks at fair value of ¥603 million to the minority shareholder of a subsidiary, upon which the Company merged with the subsidiary.

13. Comprehensive Income

Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

Changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2004 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2002	2003	2004	2004
Adjustments from foreign currency translation:
Balance at beginning of year	¥(419,482)	¥(300,081)	¥(469,472)	$(4,442)
Adjustments for the year	119,401	(169,391)	(195,941)	(1,854)

Balance at end of year	(300,081)	(469,472)	(665,413)	(6,296)

Net unrealized gains on marketable equity securities:
Balance at beginning of year	16,637	8,730	14,820	140
Realized (gain) loss on marketable equity securities	2,975	7,137	—	—
Increase (decrease) in net unrealized gains on marketable equity securities	(10,882)	(1,047)	21,246	201

Balance at end of year	8,730	14,820	36,066	341

Minimum pension liabilities adjustment:
Balance at beginning of year	(81,682)	(187,824)	(308,513)	(2,919)
Adjustments for the year	(106,142)	(120,689)	83,287	788

Balance at end of year	(187,824)	(308,513)	(225,226)	(2,131)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(484,527)	(479,175)	(763,165)	(7,221)
Adjustments for the year	5,352	(283,990)	(91,408)	(865)

Balance at end of year	¥(479,175)	¥(763,165)	¥(854,573)	$(8,086)

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 9)	Net-of-tax amount
2002:
Adjustments from foreign currency translation	¥118,341	¥1,060	¥119,401
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(18,994)	8,112	(10,882)
Reclassification adjustments for losses realized in net income	5,134	(2,159)	2,975

Net unrealized gains (losses)	(13,860)	5,953	(7,907)

Minimum pension liabilities adjustment	(179,901)	73,759	(106,142)

Other comprehensive income (loss)	¥(75,420)	¥80,772	¥5,352

2003:
Adjustments from foreign currency translation	¥(179,332)	¥9,941	¥(169,391)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(2,002)	955	(1,047)
Reclassification adjustments for losses realized in net income	12,135	(4,998)	7,137

Net unrealized gains (losses)	10,133	(4,043)	6,090

Minimum pension liabilities adjustment	(200,434)	79,745	(120,689)

Other comprehensive income (loss)	¥(369,633)	¥85,643	¥(283,990)

2004:
Adjustments from foreign currency translation	¥(219,372)	¥23,431	¥(195,941)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	35,069	(13,823)	21,246
Reclassification adjustments for losses realized in net income	—	—	—

Net unrealized gains (losses)	35,069	(13,823)	21,246

Minimum pension liabilities adjustment	136,515	(53,228)	83,287

Other comprehensive income (loss)	¥(47,788)	¥(43,620)	¥(91,408)

	U.S. dollars (millions) (note 2)
	Before-tax amount	Tax (expense) or benefit (note 9)	Net-of-tax amount
2004:
Adjustments from foreign currency translation	$(2,076)	$222	$(1,854)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	332	(131)	201
Reclassification adjustments for losses realized in net income	—	—	—

Net unrealized gains (losses)	332	(131)	201

Minimum pension liabilities adjustment	1,292	(504)	788

Other comprehensive income (loss)	$(452)	$(413)	$(865)

14. Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2003 and 2004 are as follows:

	Yen (millions)				U.S. dollars (millions) (note 2)
	2003		2004		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries–receivables (a)	¥1,835,085	¥1,868,749	¥2,112,139	¥2,141,746	$19,985	$20,264
Investments and advances—marketable equity securities	66,841	66,841	98,300	98,300	930	930
Debt	(2,322,478)	(2,329,535)	(2,616,008)	(2,624,657)	(24,752)	(24,834)
Foreign exchange instruments (b)
Asset position	¥9,598	¥9,598	¥43,847	¥43,847	$415	$415
Liability position	(13,523)	(13,523)	(2,062)	(2,062)	(20)	(20)

Net	¥(3,925)	¥(3,925)	¥41,785	¥41,785	$395	$395

Interest rate instruments (c)
Asset position	¥572	¥572	¥166	¥166	$2	$2
Liability position	(43,498)	(43,498)	(23,149)	(23,149)	(219)	(219)

Net	¥(42,926)	¥(42,926)	¥(22,983)	¥(22,983)	$(217)	$(217)

(a)	The carrying amounts of Finance subsidiaries-receivables at March 31, 2003 and 2004 in the table exclude ¥1,492,476 million and ¥1,529,819 million ($14,475 million) of direct financing leases, net, classified as finance subsidiaries–receivables in the consolidated balance sheets, respectively.
(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Other current assets	¥4,025	¥9,761	$092
Other assets	5,573	34,086	323
Other current liabilities	(13,523)	(2,062)	(20)

	¥(3,925)	¥41,785	$395

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Other current assets	¥—	¥166	$2
Other assets	572	—	—
Other current liabilities	(43,344)	(23,048)	(218)
Other liabilities	(154)	(101)	(1)

	¥(42,926)	¥(22,983)	$(217)

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries–receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities

The fair value of marketable equity securities was estimated using quoted market prices.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments

The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

15. Risk Management Activities and Derivative Financial Instruments

The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward contracts, foreign currency option contacts and currency swap agreements outstanding at March 31, 2003 were ¥542,665 million, ¥329,760 million and ¥302,741 million, respectively and totaled ¥1,175,166 million. At March 31, 2004, foreign currency forward contracts, foreign currency option contacts and currency swap agreements outstanding were ¥562,698 million ($5,324 million), ¥121,143 million ($1,146 million) and ¥402,256 million ($3,806 million), respectively and totaled ¥1,086,097 million ($10,276 million).

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2003 and 2004, the notional principal amounts of interest rate swap agreements were ¥2,287,736 million and ¥2,556,179 million ($24,186 million), respectively.

16. Commitments and Contingent Liabilities

At March 31, 2004, Honda had commitments for purchases of property, plant and equipment of approximately ´29,707 million ($281 million).

Honda has entered into various guarantee and indemnification agreements. At March 31, 2003 and 2004, Honda has guaranteed approximately ´88,193 million and ´77,426 million ($733 million) of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were approximately ´88,193 million and ´77,426 million ($733 million), respectively, at March 31, 2003 and 2004. As of March 31, 2004, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for each of the years in the two-year period ended March 31, 2004 are as follow:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2003	2004	2004
Balance at beginning of year	¥196,011	¥239,798	$2,269
Warranty claims paid during the period	(89,757)	(112,810)	(1,067)
Liabilities accrued for warranties issued during the period	137,390	161,406	1,527
Changes in liabilities for pre-existing warranties during the period	4,579	2,407	23
Foreign currency translation	(8,425)	(12,648)	(120)

	¥239,798	¥278,153	$2,632

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

17. Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2004 are as follows:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2005	¥24,350	$230
2006	16,140	153
2007	11,409	108
2008	6,930	66
2009	5,411	51
After five years	30,671	290

Total minimum lease payments	¥94,911	$898

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2004 were ¥48,471 million, ¥46,877 million and ¥43,441 million ($411 million), respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into dollars on the basis set forth in note 2 to the consolidated financial statements.

Tokyo, Japan

April 27, 2004

SELECTED QUARTERLY FINANCIAL DATA (Unaudited and Not Reviewed)*

	Yen (millions except per share amounts)
	Year ended March 31, 2003				Year ended March 31, 2004
	I	II	III	IV	I	II	III	IV
Net sales and other operating revenue	¥1,936,836	¥1,916,775	¥1,989,239	¥2,128,649	¥2,008,228	¥2,017,203	¥1,992,245	¥2,144,924
Operating income**	184,213	160,772	169,428	210,114	159,465	158,431	169,328	112,920
Income before income taxes	163,704	109,997	158,709	177,345	147,995	183,886	203,581	106,465
Net income	107,598	87,181	115,167	116,716	101,819	137,359	151,050	74,110
Net income per common share:
Basic	¥110.42	¥89.54	¥118.63	¥120.86	¥106.02	¥143.33	¥158.66	¥78.47
Diluted	110.42	89.54	118.63	120.86	106.02	143.33	158.66	78.47
Net income per American share:
Basic	55.21	44.77	59.31	60.43	53.01	71.66	79.33	39.23
Diluted	55.21	44.77	59.31	60.43	53.01	71.66	79.33	39.23
Tokyo Stock Exchange:
(TSE) (in yen)
High	¥5,990	¥5,460	¥5,170	¥4,510	¥4,790	¥5,510	¥4,790	¥5,140
Low	4,630	4,620	3,990	3,840	3,570	4,420	4,090	4,300
New York Stock Exchange:
(NYSE) (in U.S. dollars)
High	$23.85	$23.10	$20.99	$18.80	$19.95	$23.59	$22.53	$23.40
Low	19.25	19.65	17.01	16.40	15.47	18.54	18.81	20.92

*	All quarterly financial data is unaudited and has not been reviewed by the independent registered public accounting firm.
**	Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses in the year ended March 31, 2004. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been reclassified to and included in other income (expenses)—other.

NET SALES AND OPERATING INCOME BY BUSINESS SEGMENT*

	Yen (millions)
Years ended March 31	2000	2001	2002	2003	2004
Motorcycle Business:
Net sales (Sales to unaffiliated customers)	¥718,910	¥805,304	¥947,900	¥978,095	¥996,290
Operating income	46,195	55,700	68,315	57,230	42,433
Operating income/Net sales	6.4%	6.9%	7.2%	5.9%	4.3%
Automobile Business:
Net sales (Sales to unaffiliated customers)	4,961,026	5,231,326	5,929,742	6,440,094	6,592,024
Operating income	342,000	315,627	512,911	551,392	438,891
Operating income/Net sales	6.9%	6.0%	8.6%	8.6%	6.7%
Financial Services:
Net sales (Sales to unaffiliated customers)	137,128	169,293	201,906	237,958	242,696
Operating income	17,940	30,719	76,365	107,813	108,438
Operating income/Net sales	13.1%	18.1%	37.8%	45.3%	44.7%
Other Businesses:
Net sales (Sales to unaffiliated customers)	281,776	257,907	282,890	315,352	331,590
Operating income	12,504	(608)	3,611	8,092	10,382
Operating income/Net sales	4.4%	(0.2)%	1.3%	2.6%	3.1%

Total:
Net sales (Sales to unaffiliated customers)	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	¥8,162,600
Operating income	418,639	401,438	661,202	724,527	600,144
Operating income/Net sales	6.9%	6.2%	9.0%	9.1%	7.4%

*	The business segment information has been prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.
**	The business segment information is unaudited and not reviewed by the independent registered public accounting firm (KPMG AZSA & Co.).
***	Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses in the year ended March 31, 2004. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been reclassified to and included in other income (expenses)—other.

CORPORATE INFORMATION

Honda Motor Co., Ltd.

Established

September 24,1948

Principal Lines of Business

Manufacture, sale, lease and repair of motorcycles, automobiles and power products

Head Office

1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo 107-8556, Japan

PRINCIPAL SUBSIDIARIES (Percentage owned by the Honda Group)	As of March 31, 2004

JAPAN

Honda R&D Co., Ltd. (100%)

Saitama

Technical research and development work for Honda products

Honda Engineering Co., Ltd. (100%)

Saitama

Manufacture and sale of machine tools, equipment and production techniques including plant layout

Yutaka Giken Co., Ltd. (69.7%)

Shizuoka

Manufacture of parts for Honda products

Honda Foundry Co., Ltd. (82.1%)

Saitama

Manufacture of parts for Honda products

Honda Lock Mfg. Co., Ltd. (100%)

Miyazaki

Manufacture of parts for Honda products

Asama Giken Co., Ltd. (77.5%)

Nagano

Manufacture of parts for Honda products

Honda Finance Co., Ltd. (100%)

Tokyo

Financing for the sale and leasing of Honda products

Suzuka Circuitland Co., Ltd. (86.0%)

Mie

Rental of a racing circuit

Honda Trading Corp. (100%)

Tokyo

Import and export of parts for Honda products

NORTH AMERICA

American Honda Motor Co., Inc. (100%)

U.S.A.

Distribution of Honda products

Honda North America, Inc. (100%)

U.S.A.

Coordination of operations

Honda of America Mfg., Inc. (100%)

U.S.A.

Manufacture of Honda products

American Honda Finance Corporation (100%)

U.S.A.

Financing for the sale and leasing of Honda products

Honda Manufacturing of Alabama, LLC (100%)

U.S.A.

Manufacture of Honda products

Honda Transmission Manufacturing of America, Inc. (100%)

U.S.A.

Manufacture of parts for Honda products

Celina Aluminum Precision Technology Inc. (100%)

U.S.A

Manufacture of parts for Honda products

Honda Power Equipment Manufacturing, Inc. (100%)

U.S.A

Manufacture of Honda parts and products

Honda R&D Americas, Inc. (100%)

U.S.A.

Technical research and development work for Honda products

Cardington Yutaka Technologies Inc. (100%)

U.S.A.

Manufacture of parts for Honda products

Honda of South Carolina Manufacturing, Inc. (100%)

U.S.A.

Manufacture of Honda products

Honda Trading America Corp. (100%)

U.S.A.

Import and export of parts for Honda products

Honda Engineering North America, Inc. (100%)

U.S.A.

Manufacture and sale of machine tools, equipment and production techniques, including plant layout

Honda Canada Inc. (100%)

Canada

Manufacture and distribution of Honda products

Honda Canada Finance, Inc. (100%)

Canada

Financing for the sale and leasing of Honda products

Honda de Mexico, S.A. de C.V. (100%)

Mexico

Manufacture and distribution of Honda parts and products

EUROPE

Honda Europe N.V. (100%)

Belgium

Distribution of Honda parts and products

Honda Motor Europe Ltd. (100%)

U.K.

Coordination of operations

Distribution of Honda products

Honda of the U.K. Manufacturing Ltd. (100%)

U.K.

Manufacture of Honda products

Honda Finance Europe plc. (100%)

U.K.

Financing for the sale of Honda products

Honda Motor Europe (South) S.A. (100%)

France

Distribution of Honda products

Honda Europe Power Equipment S.A. (100%)

France

Manufacture and distribution of Honda products

Honda Motor Europe (North) G.m.b.H. (100%)

Germany

Distribution of Honda products

Honda Bank G.m.b.H. (100%)

Germany

Financing for the sale of Honda products

Honda R&D Europe (Deutschland) G.m.b.H. (100%)

Germany

Technical research and development work for Honda products

Honda Italia Industriale S.p.A. (100%)

Italy

Manufacture and distribution of Honda products

Montesa Honda S.A. (88.1%)

Spain

Manufacture and distribution of Honda products

ASIA

Honda Automobile (China) Co., Ltd. (65%)

China

Manufacture of Honda products

Honda Motorcycle and Scooter India (Private) Limited (100%)

India

Manufacture and distribution of Honda products

Honda Siel Cars India Ltd. (99.9%)

India

Manufacture and distribution of Honda products

P.T. Honda Precision Parts Manufacturing (100%)

Indonesia

Manufacture of parts for Honda products

P.T. Honda Prospect Motor (51.0%)

Indonesia

Manufacture and distribution of Honda products

Honda Malaysia Sdn. Bhd. (51.0%)

Malaysia

Manufacture and distribution of Honda products

Honda Atlas Cars (Pakistan) Ltd. (51.0%)

Pakistan

Manufacture and distribution of Honda products

Honda Philippines, Inc. (99.6%)

Philippines

Manufacture and distribution of Honda products

Honda Cars Philippines, Inc. (54.2%)

Philippines

Manufacture and distribution of Honda products

Honda Taiwan Co., Ltd. (100%)

Taiwan

Manufacture and distribution of Honda products

Asian Honda Motor Co., Ltd. (100%)

Thailand

Distribution of Honda products

Honda Automobile (Thailand) Co., Ltd. (91.4%)

Thailand

Manufacture and distribution of Honda products

Thai Honda Manufacturing Co., Ltd. (60%)

Thailand

Manufacture of Honda products

Honda Vietnam Co., Ltd. (70%)

Vietnam

Manufacture and distribution of Honda products

OTHER AREAS

Honda South America Ltda. (100%)

Brazil

Coordination of operations

Holding Company

Honda Automoveis do Brasil Ltda. (100%)

Brazil

Manufacture and distribution of Honda products

Moto Honda da Amazonia Ltda. (100%)

Brazil

Manufacture and distribution of Honda products

Honda Componentes da Amazonia Ltda.

(100%)

Brazil

Manufacture of parts for Honda products

Honda Turkiye A.S. (100%)

Turkey

Manufacture and distribution of Honda products

Honda Australia Pty., Ltd. (100%)

Australia

Distribution of Honda products

Honda New Zealand Ltd. (100%)

New Zealand

Distribution of Honda products

Number of employees

Number of employees at March 31, 2004 are as follows:

Total	Motorcycle Business	Automobile Business	Financial Services	Other Businesses
131,600	25,700	95,500	1,700	8,700

PRINCIPAL MANUFACTURING FACILITIES

As of March 31, 2004

	Location	Start of operations	Number of employees	Principal products manufactured
Japan	Sayama, Saitama Takanezawa, Tochigi Hamamatsu, Shizuoka Suzuka, Mie Ohzu, Kumamoto	Nov. 1964 May 1990 Apr. 1954 May 1960 Mar. 1976	5,360 787 3,564 7,221 2,825	Automobiles Automobiles Motorcycles, power products and transmissions Automobiles Motorcycles, power products and engines

U.S.A.	Marysville, Ohio Anna,Ohio East Liberty, Ohio Lincoln, Alabama Swepsonville, North Carolina Timmonsville, South Carolina	Sep. 1979 Jul. 1985 Dec. 1989 Nov. 2001 Aug. 1984 Jul. 1998	7,935 2,713 2,487 3,151 472 1,529	Motorcycles, automobiles and all-terrain vehicles Engines Automobiles Automobiles Power products All-terrain vehicles

Canada	Alliston, Ontario	Nov. 1986	4,531	Automobiles

Mexico	El Salto	Mar. 1988	1,350	Motorcycles and automobiles

U.K.	Swindon	Jul. 1989	3,733	Automobiles and engines

France	Ormes	Jan. 1985	174	Power products

Italy	Atessa	Apr. 1977	666	Motorcycles, power products and engines

Spain	Barcelona	May 1980	277	Motorcycles

India	Greater Noida, Uttar Pradesh Gurgaon	Dec. 1997 May 2001	844 1,641	Automobiles Motorcycle

Indonesia	Karawang	Feb. 2003	849	Automobiles

Malaysia	Alor Gajah	Jan. 2003	743	Automobiles

Pakistan	Lahore	Oct. 1993	331	Automobiles

Philippines	Manila Laguna	May 1973 Mar. 1992	513 914	Motorcycles and power products Automobiles

Taiwan	Pingtung	Jan. 2003	968	Automobiles

Thailand	Ayutthaya Bangkok	Jan. 1993 Apr. 1965	1,867 2,407	Automobiles Motorcycles and power products

Vietnam	Vinhphuc	Dec. 1997	908	Motorcycles

Brazil	Sumare Manaus	Sep. 1997 Jan. 1977	1,026 5,133	Automobiles Motorcycles and power products

Turkey	Gebze	Dec. 1997	449	Automobiles

HONDA’S STOCK PRICE AND TRADING VOLUME

(’99/4=100)

Years ended March 31	2000	2001	2002	2003	2004
High	5,880	5,360	5,920	5,990	5,510
Low	3,380	3,380	3,090	3,840	3,570
At year-end	4,240	5,120	5,380	3,950	4,800

INVESTOR INFORMATION

Honda Motor Co., Ltd.

Established: September 24, 1948

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

TEL: (03) 3423-1111

URL: http://world.honda.com

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

TEL: (212) 355-9191

Honda Motor Europe Limited

Public Relations & Investor Relations Division

470 London Road, Slough, Berkshire SL3 8QY, U.K.

TEL: (01753) 590-590

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas

New York, London, Euronext Paris and Swiss stock

exchanges

Total Shares of Common Stock Issued

974,414,215 (as of March 31, 2004)

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Contact Address:

The Chuo Mitsui Trust and Banking Co., Ltd.

Stock Transfer Agency Dept. Operation center

8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063, Japan

TEL: 03 (3323) 7111

Depositary and Transfer Agent for American Depositary

Receipts

JPMorgan Chase Bank

270 Park Avenue, New York, NY 10017-2070, U.S.A.

ADR Holder Contact:

JPMorgan Service Center

P.O. Box 43013

Providence, RI 02940-3013

TEL: (781) 575-5328

FAX: (781) 575-4082

General E-mail: adr@jpmorgan.com

Classification	Number of stockholders	Number of shares held (thousands)%
Individuals	57,629	64,560	6.6
Government and Municipal Corporation	—	—	—
Financial institutions	266	440,228	45.2
Securities companies	45	7,219	0.7
Domestic companies and others	722	97,040	10.0
Foreign institutions and individuals	901	331,866	34.1
Treasury Stock	1	33,498	3.4

Total	59,564	974,414	100.0

Honda Motor Co., Ltd.

Printed in Japan

English summary of Honda Report to Stockholders No.122 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Common Stock in Japan in August 2004)

1.	To our shareholders:

As you may know, recently China where the economy is expanding in rapid pace is grabbing people’s interest. In 1980s, Honda made a technical collaboration with local manufacturer on motorcycles, and in 1992, we started local production of motorcycles. Since then we expanded our production also for power products and automobiles in China. Especially the automobile business, which we started in 1999 from annual production of 10,000 units, is going to exceed the annual production of 230,000 units within this year by strengthening model line-up, expanding production capacity and establishing the new production site.

Also, in China we are working on every domain including sales, production, R&D and procurement like we did in other regions in the past. Moreover, we established Honda Motor (China) Investment Co., Ltd., which will consolidate the regional functions in Beijing.

We think that not only seeking the expansion, but also proceeding activities that are deeply rooted in each local area is the key component of business.

As always, we look forward to your continued support.

August 2004

Takeo Fukui

President and CEO

2.	Honda’s dream gallops across China – Honda’s Chinese Strategy

Under its rapid economic expansion and huge population of 1.3 billion, China is now changing to an enormous market. Following items were focused in this chapter:

–	Automobile production & sales – establishing Honda’s brand

–	The latest model of global standards to Chinese customers

–	Annual production of 240,000 units by expanding the capacity

–	Developing dealerships by concentrating on sales of new cars, after services, parts supply and the feedback information from customers

–	Establishing Chinese regional headquarters for optimal management in the region

–	China’s function as an export base for motorcycles, automobiles and power products businesses

–	Honda’s global network – from China to Japan, to the world

–	Establishing export exclusive production site of automobile in Guangzhou

3.	Driving safety promotion “A-Ya-To-Ri-I”:

Introduction of Honda’s driving safety promotion — in order to prevent children from traffic accidents.

4.	Honda’s picture book

Industrial engine GX110/140:	Industrial engine that was released in 1983 adopting over-head valve system

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5.	Introduction of new products:

Elysion:	8-seater minivan that can enjoy high quality and comfortable drive
CBR1000RR:	Super-sport bike evolving advanced technologies that won MotoGP
PS250:	Brand new 250cc bike which contains new sense

6.	Unaudited consolidated financial results for the fiscal first quarter ended June 30, 2004.

Honda announced its unaudited consolidated financial results for the fiscal first quarter ended June 30, 2004.

(Details are as filed in Form 6K of July 2004)

(end)

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